SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

September 30, 2012
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

November 6, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the nine (9) months ended September 30, 2012.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212		N/A
As of September 30, 2012
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended September 30, 2012

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each Class Number of Shares of Common Stock Outstanding

Common Capital Stock, Php5 par value 216,055,775 shares as at September 30, 2012

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
Page

PART I - FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Performance Indicators	4
Management’s Financial Review	6
Results of Operations	7
Wireless	11
Revenues	11
Expenses	22
Other Income (Expenses)	25
Provision for Income Tax	26
Net Income	26
EBITDA	26
Core Income	26
Fixed Line	27
Revenues	27
Expenses	33
Other Expenses	35
Provision for Income Tax	36
Net Income	36
EBITDA	36
Core Income	36
Business Process Outsourcing	36
Revenues	36
Expenses	38
Other Income	39
Provision for Income Tax	39
Net Income	40
EBITDA	40
Core Income	40
Others	40
Expenses	40
Other Income	40
Net Income	41
EBITDA	41
Core Income	41
Liquidity and Capital Resources	42
Operating Activities	43
Investing Activities	43
Financing Activities	44
Off-Balance Sheet Arrangements	48
Equity Financing	48
Contractual Obligations and Commercial Commitments	49
Quantitative and Qualitative Disclosures about Market Risks	49
Impact of Inflation and Changing Prices	51
PART II – OTHER INFORMATION	51
Related Party Transactions	58
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at September 30, 2012 (unaudited) and December 31, 2011 (as restated) and for the nine months ended September 30, 2012 and 2011 (unaudited) and related notes (pages F-1 to F-135) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php41.74 to US$1.00, the volume weighted average exchange rate as at September 30, 2012 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	September 30,	December 31,	Increase (Decrease)
	2012	2011	Amount	%
(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share, operational		(As
data and exchange rates)	(Unaudited)	Restated(1))
Consolidated Statements of Financial Position
Total assets	402,247	400,004	2,243	1
Property, plant and equipment – net	196,027	200,142	(4,115)	(2)
Cash and cash equivalents and short-term investments	39,204	46,615	(7,411)	(16)
Total equity attributable to equity holders of PLDT	140,916	151,833	(10,917)	(7)
Notes payable and long-term debt, including current portion	126,775	117,275	9,500	8
Net debt(2) to equity ratio	0.62x	0.47x	–	–
	Nine Months Ended September 30,		Increase (Decrease)

	2012	2011	Amount	%

	(Unaudited)
Consolidated Income Statements
Revenues	128,557	114,049	14,508	13
Expenses	94,441	73,368	21,073	29
Other income (expenses)	3,206	(355)	3,561	1,003
Income before income tax	37,322	40,326	(3,004)	(7)
Net income for the period	28,689	30,607	(1,918)	(6)
Net income attributable to equity holders of PLDT:
Reported net income	28,714	30,618	(1,904)	(6)
Core income	28,020	30,602	(2,582)	(8)
EBITDA	58,578	61,071	(2,493)	(4)
EBITDA margin(3)	46%	54%	–	–
Reported earnings per common share:
Basic	132.73	162.11	(29.38)	(18)
Diluted	132.73	162.06	(29.33)	(18)
Core earnings per common share(4):
Basic	129.52	162.02	(32.50)	(20)
Diluted	129.52	161.98	(32.46)	(20)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	54,822	54,987	(165)	–
Net cash used in investing activities	22,765	14,360	8,405	59
Capital expenditures	19,294	14,548	4,746	33
Net cash used in financing activities	39,125	44,633	(5,508)	(12)
Operational Data
Number of cellular subscribers	68,599,733	47,736,961	20,862,772	44
Number of fixed line subscribers	2,127,188	1,868,759	258,429	14
Number of broadband subscribers:	3,169,031	2,299,815	869,216	38
Fixed Line	901,601	743,182	158,419	21
Wireless	2,267,430	1,556,633	710,797	46
Number of employees:	36,182	29,298	6,884	23
Fixed Line	10,619	9,290	1,329	14
Wireless	8,281	5,210	3,071	59
Business Process Outsourcing	17,282	14,798	2,484	17

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the period
September 30, 2012	41.74	42.56
December 31, 2011	43.92	43.31
September 30, 2011	43.80	43.26
December 31, 2010	43.81	45.12

(1) The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying unaudited consolidated financial statements.

(2) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

(3) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(4) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of common shares for the period.

Overview

We are the largest and most diversified telecommunications company in the Philippines. Based on the recent reorganization, as discussed below, we have organized our business into business units based on our products and services and have four reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Connectivity Unlimited Resource Enterprise, or CURE (the Red Mobile business of CURE was transferred to Smart on July 31, 2012), and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Inc., or Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at September 30, 2012), our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 16% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, ABM Global Solutions, Inc. (formerly known as BayanTrade, Inc.), or AGS, and its subsidiaries, or AGS Group, and netGames, Inc.; and bills printing and other value-added services, or VAS, -related services provided by ePDS, Inc., or ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services, on April 1, 2011, disposed of its 57.51% interest in Level Up!, a publisher of online games, on July 11, 2011, and transferred its 99.64% interest in Infocom to SPi Global on December 6, 2011;

•	Business Process Outsourcing, or BPO –– knowledge processing solutions provided by SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group; and customer relationship management provided by SPi CRM Inc., or SPi CRM, SPi Global Investments Limited, and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others –– PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests to the accompanying unaudited consolidated financial statements.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT, business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin-off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off.  The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, effective March 31, 2010, with the transfer of 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively.  As a result, PCEV became an investment company and was reclassified from Wireless to Others business segment.

As at September 30, 2012, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which do not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

We use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the nine months ended September 30, 2012 and 2011 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(in millions)
Consolidated EBITDA	58,578	61,071
Foreign exchange gains – net	2,403	106
Equity share in net earnings of associates and joint ventures	1,440	1,520
Interest income	1,019	1,013
Asset impairment	–	(7)
Amortization of intangible assets	(1,158)	(207)
Gains (losses) on derivative financial instruments – net	(1,532)	626
Financing costs – net	(5,009)	(4,772)
Depreciation and amortization	(23,304)	(20,176)
Other income	4,885	1,152

Consolidated income before income tax	37,322	40,326
Provision for income tax	(8,633)	(9,719)

Consolidated net income	28,689	30,607

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(in millions)
Consolidated core income	28,020	30,602
Foreign exchange gains – net	2,403	100
Core income adjustment on equity share in net earnings of associates and joint ventures	(90)	(453)
Gains (losses) on derivative financial instruments – net, excluding hedge cost	(1,283)	894
Others	–	(364)
Net tax effect of aforementioned adjustments	(336)	(161)
Net income attributable to equity holders of PLDT	28,714	30,618
Net loss attributable to noncontrolling interests	(25)	(11)

Consolidated net income	28,689	30,607

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the nine months ended September 30, 2012 and 2011. In each of the nine months ended September 30, 2012 and 2011, we generated a majority of our revenues from our operations within the Philippines.

									Inter-segment
	Wireless		Fixed Line		BPO		Others		Transactions		Consolidated
					(in millions)
For the nine months ended September 30, 2012
Revenues	88,973		46,157		7,270		–		(13,843)		128,557
Expenses	61,326		41,016		6,272		15		(14,188)		94,441
Other income (expenses)	701		(1,340)		31		4,159		(345)		3,206
Income before income tax	28,348		3,801		1,029		4,144		–		37,322
Provision for income tax	7,836		535		259		3		–		8,633
Net income/Segment profit	20,512		3,266		770		4,141		–		28,689
EBITDA	41,942		14,822		1,484		(15)		345		58,578
EBITDA margin(1)	48%		33%		20%		–		–		46%
Core income	19,291		3,733		765		4,231		–		28,020
For the nine months ended September 30, 2011
Revenues	75,164		44,312		6,287		–		(11,714)		114,049
Expenses	43,838		35,880		5,594		9		(11,953)		73,368
Other income (expenses)	(1,242)		(534)		108		1,552		(239)		(355)
Income before income tax	30,084		7,898		801		1,543		–		40,326
Provision for income tax	7,590		2,073		54		2		–		9,719
Net income/Segment profit	22,494		5,825		747		1,541		–		30,607
EBITDA	41,949		17,778		1,114		(9)		239		61,071
EBITDA margin(1)	57%		41%		18%		–		–		54%
Core income	22,932		5,017		659		1,994		–		30,602
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	13,809	18	1,845	4	983	16	–	–	(2,129)	18	14,508	13
Expenses	17,488	40	5,136	14	678	12	6	67	(2,235)	19	21,073	29
Other income (expenses)	1,943	156	(806)	151	(77)	(71)	2,607	168	(106)	44	3,561	1,003
Income before income tax	(1,736)	(6)	(4,097)	(52)	228	28	2,601	169	–	–	(3,004)	(7)
Provision for income tax	246	3	(1,538)	(74)	205	380	1	50	–	–	(1,086)	(11)
Net income /Segment profit (loss)	(1,982)	(9)	(2,559)	(44)	23	3	2,600	169	–	–	(1,918)	(6)
EBITDA	(7)	–	(2,956)	(17)	370	33	(6)	67	106	44	(2,493)	(4)
Core income	(3,641)	(16)	(1,284)	(26)	106	16	2,237	112	–	–	(2,582)	(8)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

The table below shows the contribution by business segment of the results of the Digitel Group to our consolidated revenues, expenses, other income, income before income tax, provision for income tax, net income, EBITDA, EBITDA margin and core income for the nine months ended September 30, 2012.

				Intercompany	Incremental Effect
	Wireless	Fixed Line	Consolidated	Transactions	on PLDT Group
			(in millions)
Revenues	15,659	2,514	18,173	(1,190)	16,983
Expenses	15,049	2,455	17,504	(1,341)	16,163
Other income	370	2,322	2,692	(1,976)	716
Income before income tax	980	2,381	3,361	(1,825)	1,536
Provision for income tax	156	58	214	–	214
Net income /Segment profit	824	2,323	3,147	(1,825)	1,322
EBITDA	4,718	450	5,168	151	5,319
EBITDA margin(1)	31%	18%	29%	–	32%
Core income	218	120	338	315	653

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

We reported consolidated revenues of Php128,557 million, which includes a revenue contribution from the Digitel Group of Php16,983 million, in the first nine months of 2012, an increase of Php14,508 million, or 13%, as compared with Php114,049 million in the same period in 2011, primarily due to an increase in our service revenues by Php13,976 million as a result of higher cellular and broadband revenues from our wireless business, higher revenues from data and other network and local exchange services of our fixed line business, as well as higher service revenues from our BPO business, partially offset by lower revenues from national and international long distance, and miscellaneous services of our fixed line business, and satellite and other services of our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the nine months ended September 30, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	88,973	69	75,164	66	13,809	18
Fixed line	46,157	36	44,312	39	1,845	4
BPO	7,270	6	6,287	5	983	16
Inter-segment transactions	(13,843)	(11)	(11,714)	(10)	(2,129)	18

Consolidated	128,557	100	114,049	100	14,508	13

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the implementation of the reorganization of our business segments.

Consolidated expenses increased by Php21,073 million, or 29%, to Php94,441 million in the first nine months of 2012, which includes expenses from the Digitel Group of Php16,163 million, from Php73,368 million in the same period in 2011, largely as a result of higher compensation and employee benefits, depreciation and amortization, repairs and maintenance, cost of sales, selling and promotions, rent, taxes and licenses, amortization of intangible assets, professional and other contracted services, asset impairment, and communication, training and travel, partly offset by lower interconnection costs and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the nine months ended September 30, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	61,326	65	43,838	60	17,488	40
Fixed line	41,016	43	35,880	49	5,136	14
BPO	6,272	7	5,594	7	678	12
Others	15	–	9	–	6	67
Inter-segment transactions	(14,188)	(15)	(11,953)	(16)	(2,235)	19

Consolidated	94,441	100	73,368	100	21,073	29

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the implementation of the reorganization of our business segments.

Consolidated other income in the first nine months of 2012, which includes other income from the Digitel Group of Php716 million, amounted to Php3,206 million, a change of Php3,561 million as against other expenses of Php355 million in the same period in 2011, primarily due to the combined effects of the following: (i) an increase in other income by Php3,733 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon, preferred dividends from Beacon, gain on the first tranche of disposal of Philweb shares, the effect of the inclusion of Digitel’s other income, higher net gain on fixed assets disposal and the reversal of prior year’s provisions, partially offset by lower pension benefit income recognized by PLDT; (ii) higher net foreign exchange gains by Php2,297 million mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of a higher level of appreciation of the Philippine peso to the U.S. dollar and the inclusion of the Digitel Group’s gain on revaluation of dollar-denominated net liabilities in the first nine months of 2012; (iii) higher interest income by Php6 million due to the higher average level of investments, partly offset by a lower average interest rate, effect of appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of placements; (iv) net decrease in equity share in net earnings of associates and joint ventures by Php80 million; (v) an increase in net financing costs by Php237 million mainly due to higher interest on loans and other related items on account of higher outstanding long-term debts, partially offset by our wireless business’ higher capitalized interest in the first nine months of 2012; and (vi) net losses on derivative financial instruments of Php1,532 million in the first nine months of 2012 as against net gains on derivative financial instruments of Php626 million in the same period in 2011 mainly due to the effect of narrower U.S. dollar and Philippine peso interest rate differentials on principal-only swap transactions of PLDT and the inclusion of interest rate swap contracts of DMPI in the first nine months of 2012, partially offset by lower hedge costs of PLDT.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the nine months ended September 30, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	701	22	(1,242)	350	1,943	156
Fixed line	(1,340)	(42)	(534)	150	(806)	151
BPO	31	1	108	(30)	(77)	(71)
Others	4,159	130	1,552	(437)	2,607	168
Inter-segment transactions	(345)	(11)	(239)	67	(106)	44

Consolidated	3,206	100	(355)	100	3,561	1,003

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Consolidated net income decreased by Php1,918 million, or 6%, to Php28,689 million, which includes net income contribution from the Digitel Group of Php1,322 million, in the first nine months of 2012, from Php30,607 million in the same period in 2011. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php21,073 million; (ii) an increase in consolidated revenues by Php14,508 million; (iii) an increase in consolidated other income – net by Php3,561 million; and (iv) a decrease in consolidated provision for income tax by Php1,086 million, which was mainly due to lower taxable income from our fixed line business, partially offset by higher taxable income of our wireless and BPO businesses. Our consolidated basic and diluted EPS decreased to Php132.73 in the first nine months of 2012 from consolidated basic and diluted EPS of Php162.11 and Php162.06, respectively, in the same period in 2011. Our weighted average number of outstanding common shares was approximately 216.1 million and 186.8 million in the nine months ended September 30, 2012 and 2011, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the nine months ended September 30, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	20,512	72	22,494	74	(1,982)	(9)
Fixed line	3,266	11	5,825	19	(2,559)	(44)
BPO	770	3	747	2	23	3
Others	4,141	14	1,541	5	2,600	169
Consolidated	28,689	100	30,607	100	(1,918)	(6)

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

EBITDA

Our consolidated EBITDA in the first nine months of 2012, which includes an EBITDA contribution from the Digitel Group of Php5,319 million, amounted to Php58,578 million, a decrease of Php2,493 million, or 4%, as compared with Php61,071 million in the same period in 2011, primarily due to higher operating expenses driven by higher compensation and employee benefits, repairs and maintenance, cost of sales, selling and promotions, rent, and taxes and licenses, partially offset by an increase in consolidated revenues.

The following table shows the breakdown of our consolidated EBITDA by business segment for the nine months ended September 30, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	41,942	72	41,949	69	(7)	–
Fixed line	14,822	25	17,778	29	(2,956)	(17)
BPO	1,484	2	1,114	2	370	33
Others	(15)	–	(9)	–	(6)	67
Inter-segment transactions	345	1	239	–	106	44
Consolidated	58,578	100	61,071	100	(Php2,493)	(4)

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Core Income

Our consolidated core income in the first nine months of 2012, which includes core income from the Digitel Group of Php653 million, amounted to Php28,020 million, a decrease of Php2,582 million, or 8%, as compared with Php30,602 million in the same period in 2011, primarily due to an increase in consolidated expenses, partially offset by increases in consolidated revenues and other income, as well as lower provision for income tax. Our consolidated basic and diluted core EPS also decreased to Php129.52 in the first nine months of 2012 from Php162.02 and Php161.98, respectively, in the same period in 2011.

The following table shows the breakdown of our consolidated core income by business segment for the nine months ended September 30, 2012 and 2011:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	19,291	69	22,932	75	(3,641)	(16)
Fixed line	3,733	13	5,017	16	(1,284)	(26)
BPO	765	3	659	2	106	16
Others	4,231	15	1,994	7	2,237	112
Consolidated	28,020	100	30,602	100	(2,582)	(8)

(1) Includes the Digitel Group’s results of operations for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php88,973 million, including a contribution from DMPI of Php15,659 million, in the first nine months of 2012, an increase of Php13,809 million, or 18%, from Php75,164 million in the same period in 2011.

The following table summarizes our total revenues from our wireless business for the nine months ended September 30, 2012 and 2011 by service segment:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Service Revenues:
Cellular	79,672	90	68,097	91	11,575	17
Wireless broadband, satellite and others
Wireless broadband	6,435	7	4,843	6	1,592	33
Satellite and others	1,194	1	1,216	2	(22)	(2)

	87,301	98	74,156	99	13,145	18
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	1,672	2	1,008	1	664	66
Total Wireless Revenues	88,973	100	75,164	100	13,809	18

(1) Includes DMPI’s revenues for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

The following table summarizes the revenue contribution of DMPI for the nine months ended

September 30, 2012 by service segment:

	Amount	%
	(in millions)
Service Revenues:
Cellular	13,851	89
Wireless broadband	1,430	9
	15,281	98
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	378	2
Total Wireless Revenues	15,659	100

Service Revenues

Our wireless service revenues in the first nine months of 2012, which includes service revenues from DMPI of Php15,281 million, increased by Php13,145 million, or 18%, to Php87,301 million as compared with Php74,156 million in the same period in 2011, mainly as a result of higher revenues from our cellular and wireless broadband services. The increase in our cellular revenues was mainly due to the inclusion of DMPI’s revenues for the first nine months of 2012, partially offset by the decline in Smart’s revenues from international and domestic calls, as well as domestic outbound and inbound text messaging services as a result of increased utilization of unlimited offers, increasing patronage of social networking sites, and the NTC-mandated decrease in SMS interconnection charges. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php42.56 for the nine months ended September 30, 2012 from Php43.26 for the nine months ended September 30, 2011. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for the first nine months of 2012 were lower as compared with the same period in 2011. As a percentage of our total wireless revenues, service revenues accounted for 98% and 99% in the first nine months of 2012 and 2011, respectively.

Cellular Service

Our cellular service revenues in the first nine months of 2012, which includes revenues from DMPI of Php13,851 million, amounted to Php79,672 million, an increase of Php11,575 million, or 17%, from Php68,097 million in the same period in 2011. Cellular service revenues accounted for 91% and 92% of our wireless service revenues in the first nine months of 2012 and 2011, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the nine months ended September 30, 2012 and 2011:

			Increase
	2012(1)	2011(2)	Amount %
		(in millions)
Cellular service revenues	79,672	68,097	11,575	17
By service type	77,686	66,279	11,407	17
Prepaid	65,265	60,324	4,941	8
Postpaid	12,421	5,955	6,466	109
By component	77,686	66,279	11,407	17
Voice	38,156	32,004	6,152	19
Data	39,530	34,275	5,255	15
Others(3)	1,986	1,818	168	9

(1)	Includes DMPI’s revenues for the first nine months of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

(3)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows the breakdown of DMPI’s cellular service revenues for the nine months ended September 30, 2012:

Cellular service revenues (in millions)	13,851
By service type	13,629
Prepaid	8,253
Postpaid	5,376
By component	13,629
Voice	8,426
Data	5,203
Others	222

The following table shows our other key measures of our cellular business as at and for the nine months ended September 30, 2012 and 2011:

			Increase (Decrease)
	2012	2011	Amount	%
Cellular subscriber base	68,599,733	47,736,961	20,862,772	44
Prepaid	66,415,877	47,259,793	19,156,084	41
Smart Prepaid	24,977,891	26,129,264	(1,151,373)	(4)
Talk ’N Text	26,524,760	19,522,683	7,002,077	36
Sun Cellular(1)	14,513,253	–	14,513,253	100
Red Mobile(2)	399,973	1,607,846	(1,207,873)	(75)
Postpaid	2,183,856	477,168	1,706,688	358
Sun Cellular(1)	1,524,946	–	1,524,946	100
Smart	658,821	476,744	182,077	38
Red Mobile(2)	89	424	(335)	(79)
Systemwide traffic volumes (in millions)
Calls (in minutes)(3)	38,097	30,161	7,936	26
Domestic	35,579	27,857	7,722	28
Inbound	1,246	998	248	25
Outbound	34,333	26,859	7,474	28
International	2,518	2,304	214	9
Inbound	2,224	2,163	61	3
Outbound	294	141	153	109
SMS/Data count (in hits)(4)	388,207	243,436	144,771	59
Text messages	380,891	242,138	138,753	57
Domestic	380,260	241,677	138,583	57
Bucket-Priced/Unlimited	348,440	221,882	126,558	57
Standard	31,820	19,795	12,025	61
International	631	461	170	37
Value-Added Services	7,276	1,273	6,003	472
Financial Services	40	25	15	60

(1)	Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2)	Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

(3) Includes DMPI’s minutes for the first nine months of 2012.
(4) Includes DMPI’s SMS counts (except financial services) for the first nine months of 2012.

Revenues generated from our prepaid cellular services amounted to Php65,265 million in the first nine months of 2012, an increase of Php4,941 million, or 8%, as compared with Php60,324 million in the same period in 2011. Prepaid cellular service revenues accounted for 84% and 91% of cellular voice and data revenues in the first nine months of 2012 and 2011, respectively. Revenues generated from postpaid cellular service amounted to Php12,421 million in the first nine months of 2012, an increase of Php6,466 million, or 109%, as compared with Php5,955 million earned in the same period in 2011, and which accounted for 16% and 9% of cellular voice and data revenues in the first nine months of 2012 and 2011, respectively. The increase in revenues from our prepaid cellular services was primarily due to the inclusion of DMPI’s revenues for the first nine months of 2012 and Smart’s higher revenues from domestic bucket-priced/unlimited SMS and internet-based VAS, partially offset by a decline in Smart’s revenues from international and domestic calls and domestic standard SMS.

Revenues attributable to DMPI’s prepaid and postpaid cellular services for the first nine months of 2012 amounted to Php8,253 million and Php5,376 million, and accounted for 61% and 39%, respectively, of DMPI’s cellular voice and data revenues.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php6,152 million, or 19%, to Php38,156 million in the first nine months of 2012 from Php32,004 million in the same period in 2011, primarily due to the inclusion of DMPI’s revenues of Php8,426 million for the first nine months of 2012, partially offset by a decrease in Smart’s international and domestic call revenues. Cellular voice services accounted for 48% and 47% of our cellular service revenues in each of the first nine months of 2012 and 2011, respectively.

The following table shows the breakdown of our cellular voice revenues for the nine months ended September 30, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Voice services:
Domestic
Inbound	4,807	3,666	1,141	31
Outbound	21,093	15,983	5,110	32

	25,900	19,649	6,251	32

International
Inbound	10,319	10,514	(195)	(2)
Outbound	1,937	1,841	96	5
	12,256	12,355	(99)	(1)

Total	38,156	32,004	6,152	19

(1) Includes DMPI’s revenues for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

The following table shows the breakdown of DMPI’s cellular voice revenues for the nine months ended September 30, 2012:

(in millions)
Voice services:
Domestic	7,229
Inbound	1,156
Outbound	6,073
International	1,197
Inbound	825
Outbound	372

Total	8,426

Domestic voice service revenues increased by Php6,251 million, or 32%, to Php25,900 million in the first nine months of 2012 from Php19,649 million in the same period in 2011, primarily due to an increase in domestic outbound and inbound voice service revenues of Php5,110 million and Php1,141 million, respectively.

Revenues from domestic outbound voice service increased by Php5,110 million, or 32%, to Php21,093 million in the first nine months of 2012 from Php15,983 million in the same period in 2011 mainly due to the inclusion of DMPI’s domestic outbound voice service revenues of Php6,073 million for the first nine months of 2012, partially offset by the decrease in Smart’s revenues from domestic outbound voice service on the back of lower traffic and yield on standard and unlimited calls. Domestic outbound call volume of 34,333 million minutes, which includes DMPI’s domestic outbound call volume of 9,210 million minutes, in the first nine months of 2012, increased by 7,474 million minutes, or 28%, from 26,859 million minutes in the same period in 2011.

Revenues from our domestic inbound voice service increased by Php1,141 million, or 31%, to Php4,807 million in the first nine months of 2012 from Php3,666 million in the same period in 2011 primarily due to the effect of the inclusion of DMPI’s domestic inbound voice service revenues of Php1,156 million for the first nine months of 2012, partially offset by the decrease in Smart’s domestic inbound voice revenues due to lower traffic from domestic fixed line carriers. Domestic inbound call volumes of 1,246 million minutes, which includes DMPI’s domestic inbound call volumes of 291 million minutes, in the first nine months of 2012, increased by 248 million minutes, or 25%, from 998 million minutes in the same period in 2011.

International voice service revenues decreased by Php99 million, or 1%, to Php12,256 million in the first nine months of 2012 from Php12,355 million in the same period in 2011 primarily due to lower international inbound voice service revenues by Php195 million, or 2%, to Php10,319 million in the first nine months of 2012 from Php10,514 million in the first nine months of 2011, partially offset by an increase in international outbound voice service revenues by Php96 million, or 5%, to Php1,937 million in the first nine months of 2012 from Php1,841 million in the same period in 2011. The decrease in international voice service revenues was primarily due to the unfavorable effect on Smart’s dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.56 for the nine months ended September 30, 2012 from Php43.26 for the nine months ended September 30, 2011, and Smart’s lower international inbound voice traffic and inbound termination rates, partially offset by the inclusion of DMPI’s revenues of Php1,197 million for the first nine months of 2012. International inbound and outbound calls totaled 2,518 million minutes, which includes DMPI’s international inbound and outbound call volume aggregating 384 million minutes, in the first nine months of 2012, an increase of 214 million minutes, or 9%, from 2,304 million minutes in the same period in 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php5,255 million, or 15% to Php39,530 million in the first nine months of 2012 from Php34,275 million in the same period in 2011, primarily due to the inclusion of Digitel’s revenues of Php5,203 million for the first nine months of 2012, partially offset by a decrease in Smart’s text messaging revenues. Cellular data services accounted for 50% of our cellular service revenues in each of the first nine months of 2012 and 2011.

The following table shows the breakdown of our cellular data service revenues for the nine months ended September 30, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Text messaging
Domestic	33,165	29,152	4,013	14
Bucket-Priced/Unlimited	21,323	16,590	4,733	29
Standard	11,842	12,562	(720)	(6)
International	2,848	2,673	175	7

	36,013	31,825	4,188	13

Value-added services
Internet-based(3)	2,181	1,133	1,048	92
Pasa Load/Give-a-load(4)	510	504	6	1
SMS-based(5)	459	442	17	4
MMS-based(6)	318	339	(21)	(6)
	3,468	2,418	1,050	43
Financial services	49	32	17	53
Total	39,530	34,275	5,255	15

(1) Includes DMPI’s revenues for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

(3) Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs.

(4) Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(5) Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.

(6) Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

The following table shows the breakdown of DMPI’s cellular data service revenues for the nine months ended September 30, 2012:

(in millions)
Text messaging
Domestic	4,465
Bucket-Priced/Unlimited	2,935
Standard	1,530
International	228

4,693

Value-added services
Internet-based	390
SMS-based	110
Give-a-load	7
MMS-based	3
510

Total	5,203

Text messaging-related services contributed revenues of Php36,013 million in the first nine months of 2012, an increase of Php4,188 million, or 13%, as compared with Php31,825 million in the same period in 2011, and accounted for 91% and 93% of our total cellular data service revenues in the first nine months of 2012 and 2011, respectively. The increase in revenues from text messaging-related services resulted mainly from the inclusion of DMPI’s revenues of Php4,693 million in the first nine months of 2012, partially offset by lower text messaging revenues from Smart mainly due to the NTC-mandated decrease in SMS interconnection charges. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php21,323 million in the first nine months of 2012, an increase of Php4,733 million, or 29%, as compared with Php16,590 million in the same period in 2011, primarily due to the inclusion of revenues from DMPI’s bucket-priced/unlimited plans of Php2,935 million and an increase in Smart’s revenues from bucket-priced/unlimited SMS offers. Bucket-priced/unlimited text messages of 348,440 million, which includes DMPI’s bucket-priced/unlimited text messages of 32,542 million, in the first nine months of 2012, increased by 126,558 million, or 57%, from 221,882 million in the same period in 2011.

Standard text messaging revenues, which includes outbound standard SMS and domestic inbound SMS revenues, decreased by Php720 million, or 6%, to Php11,842 million in the first nine months of 2012 from Php12,562 million in the same period in 2011, primarily due to Smart’s lower standard text messaging revenues on the back of increased preference for unlimited SMS offers, as well as the lower domestic inbound SMS revenues due to the NTC-mandated reduction in SMS interconnect charge, partially offset by the inclusion of DMPI’s standard text messaging revenues of Php1,530 million in the first nine months of 2012. On the other hand, standard text messages of 31,820 million, which includes DMPI’s standard text messages of 8,179 million, in the first nine months of 2012, increased by 12,025 million, or 61%, from 19,795 million in the same period in 2011, on the back of increased domestic inbound SMS volume, which offset the decline in domestic outbound standard SMS volume

International text messaging revenues amounted to Php2,848 million in the first nine months of 2012, an increase of Php175 million, or 7%, from Php2,673 million in the same period in 2011 mainly due to the inclusion of DMPI’s revenues of Php228 million and the growth in Smart’s international inbound SMS traffic, partially offset by the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic.

VAS contributed revenues of Php3,468 million in the first nine months of 2012, an increase of Php1,050 million, or 43%, as compared with Php2,418 million in the same period in 2011, primarily due to an increase in revenues from Smart’s internet-based VAS, particularly from mobile internet browsing, and the inclusion of DMPI’s VAS revenues of Php510 million.

Subscriber Base, ARPU and Churn Rates

As at September 30, 2012, our cellular subscribers totaled 68,599,733, an increase of 20,862,772, or 44%, over the cellular subscriber base of 47,736,961 as at September 30, 2011. Our cellular prepaid subscriber base grew by 19,156,084, or 41%, to 66,415,877 as at September 30, 2012 from 47,259,793 as at September 30, 2011, and our cellular postpaid subscriber base increased by 1,706,688, or 358%, to 2,183,856 as at September 30, 2012 from 477,168 as at September 30, 2011. The significant increase in subscriber base was primarily due to the inclusion of DMPI’s prepaid and postpaid subscribers of 14,513,253 and 1,524,946, respectively, as at September 30, 2012, and the increase in Smart’s Talk ‘N Text subscribers. Prepaid subscribers accounted for 97% and 99% of our total subscriber base as at September 30, 2012 and 2011, respectively.

Our net subscriber activations for the nine months ended September 30, 2012 and 2011 were as follows:

			Increase (Decrease)
	2012	2011	Amount	%
Prepaid	4,623,085	2,045,360	2,577,725	126
Smart	(1,595,246)	835,821	(2,431,067)	(291)
Talk ’N Text	6,057,585	555,302	5,502,283	991
Red Mobile(1)	(1,038,411)	654,237	(1,692,648)	(259)
Sun Cellular(2)	1,199,157	–	1,199,157	100
Postpaid	280,019	55,593	224,426	404
Smart	108,336	55,169	53,167	96
Red Mobile(1)	(174)	424	(598)	(141)
Sun Cellular(2)	171,857	–	171,857	100
Total	4,903,104	2,100,953	2,802,151	133

(1) Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

(2) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

Prepaid and postpaid subscribers reflected net activations of 4,623,085 and 280,019 subscribers, respectively, in the first nine months of 2012 as compared with net activations of 2,045,360 and 55,593 in the same period in 2011, respectively.

The following table summarizes our average monthly churn rates for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(in %)
Prepaid
Smart Prepaid	6.3	5.1
Talk ’N Text	4.3	5.7
Red Mobile	16.2	14.7
Sun Cellular(1)	10.2	–
Postpaid
Smart	2.7	2.3
Red Mobile	11.0	–
Sun Cellular(1)	1.0	–

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

For Smart Prepaid subscribers, the average monthly churn rate in the first nine months of 2012 and 2011 were 6.3% and 5.1%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 4.3% and 5.7% in the first nine months of 2012 and 2011, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 16.2% and 14.7% in the first nine months of 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers was 10.2% in the first nine months of 2012.

The average monthly churn rate for Smart’s postpaid subscribers were 2.7% and 2.3% for the first nine months of 2012 and 2011, respectively. The average monthly churn rate for Red Mobile’s and Sun Cellular’s postpaid subscribers were 11.0% and 1.0%, respectively, for the first nine months of 2012.

The following table summarizes our average monthly cellular ARPUs for the nine months ended September 30, 2012 and 2011:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2012	2011	Amount	%	2012	2011	Amount	%
Prepaid
Smart Prepaid	172	199	(27)	(14)	150	175	(25)	(14)
Talk ’N Text	114	124	(10)	(8)	101	109	(8)	(7)
Red Mobile	61	38	23	61	53	33	20	61
Sun Cellular(3)	76	–	76	100	66	–	66	100
Postpaid
Smart	1,281	1,581	(300)	(19)	1,264	1,521	(257)	(17)
Red Mobile	361	381	(20)	(5)	361	381	(20)	(5)
Sun Cellular(3)	413	–	413	100	410	–	410	100

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues.

(3) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

Our average monthly prepaid and postpaid ARPUs per quarter for the first three quarters of 2012 and for each of the four quarters of 2011were as follows:

	Prepaid								Postpaid
	Smart Prepaid		Talk ’N Text		Red Mobile		Sun Cellular(1)		Smart		Red Mobile		Sun Cellular(1)

	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2012
First Quarter	178	155	118	104	46	40	75	64	1,302	1,279	339	339	414	411
Second Quarter	172	150	116	103	66	57	76	66	1,277	1,251	368	368	413	411
Third Quarter	167	145	109	95	72	61	78	69	1,264	1,262	375	375	411	408
2011
First Quarter	205	180	129	113	32	28	–	–	1,610	1,557	133	133	–	–
Second Quarter	203	179	126	111	43	38	–	–	1,638	1,576	413	413	–	–
Third Quarter	188	166	117	103	39	33	–	–	1,494	1,430	431	431	–	–
Fourth Quarter	194	166	124	109	39	34	–	–	1,452	1,480	355	355	–	–

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(3) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php1,592 million, or 33%, to Php6,435 million in the first nine months of 2012 from Php4,843 million in the same period in 2011, primarily due to the inclusion of DMPI’s revenues for the first nine months of 2012 of Php1,430 million and an 8% growth in SBI’s broadband subscriber base, partially offset by a decline in SBI’s ARPU.

The following table shows information of our wireless broadband subscriber base for the nine months ended September 30, 2012 and 2011:

			Increase
	2012	2011	Amount	%
Wireless Broadband Subscribers	2,267,430	1,556,633	710,797	46
Postpaid	751,581	449,599	301,982	67
Smart Broadband	474,915	449,599	25,316	6
Sun Cellular	276,666	–	276,666	100
Prepaid	1,515,849	1,107,034	408,815	37
Smart Broadband	1,210,235	1,107,034	103,201	9
Sun Cellular	305,614	–	305,614	100

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,267,430 subscribers as at September 30, 2012, an increase of 710,797 subscribers, or 46%, as compared with 1,556,633 subscribers as at September 30, 2011, primarily due to the inclusion of DMPI’s prepaid and postpaid broadband subscribers of 305,614 and 276,666, respectively, as at September 30, 2012, and 128,517, or 8%, increase in SBI’s broadband subscribers. Our prepaid wireless broadband subscriber base increased by 408,815 subscribers, or 37%, to 1,515,849 subscribers as at September 30, 2012 from 1,107,034 subscribers as at September 30, 2011, while our postpaid wireless broadband subscriber base increased by 301,982 subscribers, or 67%, to 751,581 subscribers as at September 30, 2012 from 449,599 subscribers as at September 30, 2011.

SBI’s SmartBro fixed wireless broadband service, recently rebranded as myBro, is now being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX (Worldwide Interoperability for Microwave Access) network.

SBI also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time.  Both provide instant connectivity at varying connectivity speeds in places where there is Smart network coverage provided by either 3G high speed packet access (HSPA), 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. SBI also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. We also have an additional array of load packages that offer per minute-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php22 million, or 2%, to Php1,194 million in the first nine months of 2012 from Php1,216 million in the same period in 2011, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS Philippines’ subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.56 for the nine months ended September 30, 2012 from Php43.26 for the nine months ended September 30, 2011 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php664 million, or 66%, to Php1,672 million in the first nine months of 2012 as compared with Php1,008 million in the same period in 2011, primarily due to the increase in the combined average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, as well as the effect of the inclusion of DMPI’s non-service revenues of Php378 million for the first nine months of 2012.

Expenses

Expenses associated with our wireless business amounted to Php61,326 million, which includes DMPI’s expenses of Php15,049 million, in the first nine months of 2012, an increase of Php17,488 million, or 40%, from Php43,838 million in the same period in 2011. A significant portion of this increase was attributable to higher expenses related to cost of sales, depreciation and amortization, repairs and maintenance, selling and promotions, interconnection costs, compensation and employee benefits, rent, and amortization of intangible assets. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 69% and 58% in the first nine months of 2012 and 2011, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the nine months ended September 30, 2012 and 2011 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Depreciation and amortization	13,276	22	10,542	24	2,734	26
Interconnection costs	8,858	14	6,884	16	1,974	29
Rent	7,274	12	6,038	14	1,236	20
Repairs and maintenance	5,987	10	3,924	9	2,063	53
Compensation and employee benefits	5,898	9	4,330	10	1,568	36
Cost of sales	5,587	9	2,759	6	2,828	103
Selling and promotions	5,522	9	3,479	8	2,043	59
Professional and other contracted services	2,754	4	2,203	5	551	25
Taxes and licenses	1,891	3	1,172	3	719	61
Communication, training and travel	1,021	2	699	2	322	46
Amortization of intangible assets	1,019	2	81	–	938	1,158
Asset impairment	1,013	2	430	1	583	136
Insurance and security services	696	1	621	1	75	12
Other expenses	530	1	676	1	(146)	(22)
Total	61,326	100	43,838	100	17,488	40

(1)	Includes DMPI’s expenses for the first nine months of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the transfer of PCEV from Wireless to Others’ business segment.

The following table summarizes the breakdown of DMPI’s wireless-related expenses for the nine months ended September 30, 2012 and the percentage of each expense item in relation to the total:

	Amount	%
	(in millions)
Depreciation and amortization	4,108	27
Interconnection costs	2,228	15
Repairs and maintenance	2,087	14
Cost of sales	1,741	11
Rent	1,242	8
Selling and promotions	1,187	8
Compensation and employee benefits	1,173	8
Taxes and licenses	418	3
Professional and other contracted services	288	2
Communication, training and travel	268	2
Asset impairment	134	1
Insurance and security services	74	–
Other expenses	101	1
Total	15,049	100

Depreciation and amortization charges increased by Php2,734 million, or 26%, to Php13,276 million primarily due to the inclusion of DMPI’s depreciation and amortization expenses of Php4,108 million for the first nine months of 2012, partially offset by lower depreciation charges on cellular and broadband network facilities of Smart.

Interconnection costs increased by Php1,974 million, or 29%, to Php8,858 million primarily due to the inclusion of DMPI’s interconnection costs of Php2,228 million for the first nine months of 2012, partially offset by a decrease in interconnection charges on Smart’s domestic calls and international roaming SMS.

Rent expenses increased by Php1,236 million, or 20%, to Php7,274 million primarily due to the inclusion of DMPI’s rent expenses of Php1,242 million for the first nine months of 2012, increase in domestic fiber optic network, or DFON, and office building rental charges, partially offset by a decrease in satellite, leased circuit and site rental charges. In the nine months ended September 30, 2012, we had 10,329 cell sites, 13,510 cellular/mobile broadband base stations and 2,811 fixed wireless broadband-enabled base stations, which includes DMPI’s 4,440 cell sites and 2,267 cellular/mobile broadband base stations, as compared with 6,060 cell sites, 10,466 cellular/mobile broadband base stations and 2,748 fixed wireless broadband-enabled base stations in the same period in 2011.

Repairs and maintenance expenses increased by Php2,063 million, or 53%, to Php5,987 million mainly due to the inclusion of DMPI’s repairs and maintenance expense of Php2,087 million for the first nine months of 2012, higher site and office electricity charges, and IT hardware and software costs, partly offset by lower maintenance costs on buildings, cellular and broadband network facilities, and central office/telecoms equipment.

Compensation and employee benefits expenses increased by Php1,568 million, or 36%, to Php5,898 million primarily due to the inclusion of DMPI’s compensation and employee benefit expenses of Php1,173 million for the first nine months of 2012, as well as higher salaries and employee benefits, LTIP and MRP costs, partially offset by lower provision for pension benefits of Smart. Employee headcount increased to 8,281 as at September 30, 2012 as compared with 5,210 as at September 30, 2011, primarily due to the inclusion of DMPI’s headcount of 2,859 as at September 30, 2012.

Cost of sales increased by Php2,828 million, or 103%, to Php5,587 million primarily due to the inclusion of DMPI’s cost of sales of Php1,741 million for the first nine months of 2012 and higher average cost and quantity of handsets and SIM-packs issued for activation purposes, partly offset by lower quantity and average cost of broadband modems sold, as well as lower broadband and cellular retention costs.

Selling and promotion expenses increased by Php2,043 million, or 59%, to Php5,522 million primarily due to the inclusion of DMPI’s selling and promotions expense of Php1,187 million for the first nine months of 2012 and higher spending on advertising and promotional campaigns, and commissions.

Professional and other contracted service fees increased by Php551 million, or 25%, to Php2,754 million primarily due to the inclusion of DMPI’s professional and other contracted service fees of Php288 million for the first nine months of 2012, the increase in consultancy, call center, contracted service, market research, legal fees and outsourced service costs, partly offset by lower technical service and other professional fees.

Taxes and licenses increased by Php719 million, or 61%, to Php1,891 million primarily due to the inclusion of DMPI’s taxes and licenses of Php418 million, and higher business-related taxes for the first nine months of 2012.

Communication, training and travel expenses increased by Php322 million, or 46%, to Php1,021 million primarily due to the inclusion of DMPI’s communication, training and travel expenses of Php268 million for the first nine months of 2012 and higher expenses related to mailing and courier services, training, and freight and hauling, as well as higher fuel consumption for vehicles.

Amortization of intangible assets increased by Php938 million to Php1,019 million primarily due to the amortization of intangible assets related to customer list and franchise of DMPI in the first nine months of 2012.

Asset impairment increased by Php583 million, or 136%, to Php1,013 million primarily due to higher provision for uncollectible receivables and provision for inventory obsolescence covering slow-moving cellular handsets and broadband modems, as well as the inclusion of DMPI’s provision for uncollectible receivables of Php134 million for the first nine months of 2012.

Insurance and security services increased by Php75 million, or 12%, to Php696 million primarily due to the inclusion of DMPI’s insurance and security expenses of Php74 million for the first nine months of 2012, and higher insurance and bond premiums, partially offset by Smart’s lower expenses on security services.

Other expenses decreased by Php146 million, or 22%, to Php530 million primarily due to lower various business and operational-related expenses, partly offset by the inclusion of DMPI’s other operational expenses of Php101 million for the first nine months of 2012.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the nine months ended September 30, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains – net	1,788	60	1,728	2,880
Interest income	439	517	(78)	(15)
Equity share in net losses of associates	(35)	(51)	16	(31)
Gains (losses) on derivative financial instruments – net	(54)	–	(54)	(100)
Financing costs – net	(1,995)	(2,044)	49	(2)
Others	558	276	282	102

Total	701	(1,242)	1,943	156

(1) The 2011 other income and expenses have been restated to reflect the transfer of PCEV from Wireless to Others’ business segment.

Our wireless business’ other income amounted to Php701 million, which includes other income from DMPI amounting to Php370 million, in the first nine months of 2012, a change of Php1,943 million, or 156%, as against other expenses of Php1,242 million in the same period in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php1,728 million on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso to the U.S. dollar, and the inclusion of gains on revaluation of net dollar-denominated liabilities of DMPI of Php919 million for the first nine months of 2012; (ii) an increase in other income by Php282 million mainly due to the inclusion of DMPI’s other income of Php22 million, higher consultancy and outsourcing income, and higher recovery of prior year’s provision, partially offset by lower rental income; (iii) lower net financing costs by Php49 million primarily due to increase in capitalized interest, and lower interest on loans and other related items of Smart, partly offset by the inclusion of DMPI’s financing costs of Php538 million for the first nine months of 2012, higher accretion on financial liabilities and financing charges; (iv) a decrease in equity share in net losses of associates by Php16 million; (v) net loss on derivative financial instruments of Php54 million in the first nine months of 2012 mainly from DMPI; and (vi) a decrease in interest income by Php78 million mainly due to lower average interest rates, lower level and shorter average tenor of U.S. dollar and peso placements in the first nine months of 2012 and the appreciation of the Philippine peso to the U.S. dollar, partially offset by the inclusion of DMPI’s interest income of Php20 million.

Provision for Income Tax

Provision for income tax increased by Php246 million, or 3%, to Php7,836 million in the first nine months of 2012 from Php7,590 million in the same period in 2011 primarily due to higher taxable income and expiration of SBI’s tax holiday on July 21, 2011. The effective tax rate for our wireless business was 28% and 25% in the first nine months of 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php1,982 million, or 9%, to Php20,512 million, including a net income from DMPI of Php824 million, in the first nine months of 2012, from Php22,494 million recorded in the same period in 2011.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA decreased by Php7 million to Php41,942 million in the first nine months of 2012, which includes EBITDA from DMPI of Php4,718 million, from Php41,949 million in the same period in 2011.

Core Income

Our wireless business’ core income decreased by Php3,641 million, or 16%, to Php19,291 million in the first nine months of 2012, which includes core income from DMPI amounting to Php218 million for the first nine months of 2012, from Php22,932 million in the same period in 2011 on account of an increase in wireless-related expenses and higher provision for income tax, partially offset by higher wireless revenues and a decrease in other expenses.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php46,157 million, including revenues from Digitel of Php2,514 million, in the first nine months of 2012, an increase of Php1,845 million, or 4%, from Php44,312 million in the same period in 2011.

The following table summarizes our total revenues from our fixed line business for the nine months ended September 30, 2012 and 2011 by service segment:

						Increase (Decrease)
	2012(1)	% 2011(2)%			Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	12,388	27	11,652	26	736	6
International long distance	8,012	17	8,430	19	(418)	(5)
National long distance	4,050	9	4,322	10	(272)	(6)
Data and other network	19,031	41	16,975	38	2,056	12
Miscellaneous	2,024	5	2,128	5	(104)	(5)

	45,505	99	43,507	98	1,998	5
Non-Service Revenues:
Sale of computers, phone units and SIM cards	652	1	805	2	(153)	(19)
Total Fixed Line Revenues	46,157	100	44,312	100	1,845	4

(1) Includes Digitel’s revenues for the first nine months of 2012.

(2) The 2011 revenues have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business.

The following table summarizes the revenue contribution of Digitel to our fixed line business for the nine months ended September 30, 2012 by service segment:

	Amount	%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	761	30
International long distance	515	21
National long distance	272	11
Data and other network	966	38
Total Fixed Line Revenues	2,514	100

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,998 million, or 5%, to Php45,505 million in the first nine months of 2012, which includes service revenues from Digitel amounting to Php2,514 million for the first nine months of 2012, from Php43,507 million in the same period in 2011 due to an increase in the revenue contribution of our data and other network, and local exchange services, partially offset by decreases in international and national long distance, and miscellaneous services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the nine months ended September 30, 2012 and 2011:

			Increase
	2012(1)	2011(2)	Amount %
Total local exchange service revenues (in millions)	12,388	11,652	736	6
Number of fixed line subscribers	2,127,188	1,868,759	258,429	14
Postpaid	2,010,253	1,775,043	235,210	13
Prepaid	116,935	93,716	23,219	25
Number of fixed line employees	7,811	7,449	362	5
Number of fixed line subscribers per employee	272	251	21	8

(1) Includes Digitel’s revenues, subscriber base and employee headcount as at and for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

The following table summarizes the key measures of Digitel’s local exchange service business as at September 30, 2012 and for the first nine months of 2012:

Total local exchange service revenues (in millions)	761
Number of fixed line subscribers	270,503
Postpaid	223,028
Prepaid	47,475
Number of fixed line employees	710
Number of fixed line subscribers per employee	381

Revenues from our local exchange service increased by Php736 million, or 6%, to Php12,388 million in the first nine months of 2012 from Php11,652 million in the same period in 2011, primarily due to the inclusion of Digitel’s revenues of Php761 million for the first nine months of 2012 and the increase in postpaid wired and PLP lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 27% in each of the first nine months of 2012 and 2011.

PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available in postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the nine months ended September 30, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Total international long distance service revenues (in millions)	8,012	8,430	(418)	(5)
Inbound	6,978	7,547	(569)	(8)
Outbound	1,034	883	151	17
International call volumes (in million minutes, except call ratio)	1,570	1,490	80	5
Inbound	1,218	1,296	(78)	(6)
Outbound	352	194	158	81
Inbound-outbound call ratio	3.5:1	6.7:1	–	–

(1) Includes Digitel’s revenues and call volumes for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

The following table summarizes the key measures of Digitel’s international long distance service business as at September 30, 2012 and for the first nine months of 2012:

Total international long distance service revenues (in millions)	515
Inbound	266
Outbound	249
International call volumes (in million minutes, except call ratio)	259
Inbound	53
Outbound	206
Inbound-outbound call ratio	0.3:1

Our total international long distance service revenues decreased by Php418 million, or 5%, to Php8,012 million in the first nine months of 2012, which includes revenues from Digitel amounting to Php515 million, from Php8,430 million in the same period in 2011, primarily due to the decrease in PLDT’s call volumes, as well as the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.56 for the nine months ended September 30, 2012 from Php43.26 for the nine months ended September 30, 2011, partially offset by the increase in average collection rate in dollar terms and inclusion of Digitel’s international long distance service revenues and call volumes in the first nine months of 2012. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 18% and 19% in the first nine months of 2012 and 2011, respectively.

Our revenues from inbound international long distance service decreased by Php569 million, or 8%, to Php6,978 million in the first nine months of 2012 from Php7,547 million in the same period in 2011 primarily due to the decrease in inbound call volumes, as well as the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by the inclusion of Digitel’s inbound international long distance service revenues of Php266 million and inbound call volumes of 53 million minutes for the first nine months of 2012.

Our revenues from outbound international long distance service increased by Php151 million, or 17%, to Php1,034 million in the first nine months of 2012 from Php883 million in the same period in 2011, primarily due to the inclusion of Digitel’s revenues from outbound international long distance service of Php249 million and the increase in the average collection rate in dollar terms, partially offset by the decrease in PLDT’s outbound call volumes and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.56 for the nine months ended September 30, 2012 from Php43.26 for the nine months ended September 30, 2011, resulting in a decrease in the average billing rates to Php42.79 in the first nine months of 2012 from Php43.37 in the same period in 2011.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the nine months ended September 30, 2012 and 2011:

			Decrease
	2012(1)	2011(2)	Amount %
Total national long distance service revenues (in millions)	4,050	4,322	(Php272)	(6)
National long distance call volumes (in million minutes)	747	848	(101)	(12)

(1) Includes Digitel’s revenues of Php272 million and call volumes of 32 million minutes for the first nine months of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues.

Our national long distance service revenues decreased by Php272 million, or 6%, to Php4,050 million in the first nine months of 2012 from Php4,322 million in the same period in 2011, primarily due to a decrease in call volumes, partially offset by the inclusion of Digitel’s national long distance service revenues for the first nine months of 2012 of Php272 million and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 9% and 10% in the first nine months of 2012 and 2011, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the nine months ended September 30, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Data and other network service revenues (in millions)	19,031	16,975	2,056	12
Domestic	14,020	12,202	1,818	15
Broadband	8,681	7,239	1,442	20
DSL	8,499	7,028	1,471	21
WeRoam	182	211	(29)	(14)
Leased Lines and Others	5,339	4,963	376	8
International
Leased Lines and Others	4,125	3,889	236	6
VitroTM Data Center	886	884	2	–
Subscriber base
Broadband	901,601	743,182	158,419	21
DSL	884,896	725,232	159,664	22
WeRoam	16,705	17,950	(1,245)	(7)
SWUP	20,838	19,490	1,348	7

(1) Includes Digitel’s revenues and subscriber base as at and for the nine months ended September 30, 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business.

The following table shows Digitel’s contribution to our data and other network service revenues and subscriber base as at and for the nine months ended September 30, 2012:

Data and other network service revenues (in millions)	966
Domestic	946
Broadband – DSL	593
Leased Lines and Others	353
International
Leased Lines and Others	20
DSL Subscriber base	91,793

Our data and other network services posted revenues of Php19,031 million, which includes revenues from Digitel of Php966 million, in the first nine months of 2012, an increase of Php2,056 million, or 12%, from Php16,975 million in the same period in 2011, primarily due to higher revenues from PLDT DSL, the inclusion of Digitel’s data and other network service revenues, an increase in domestic leased line revenues resulting from the higher revenue contribution of internet protocol-virtual private network, or IP-VPN, and Metro Ethernet, and an increase in international data revenues primarily due to higher revenues from i-Gate and inland cable lease. The percentage contribution of this service segment to our fixed line service revenues accounted for 42% and 39% in the first nine months of 2012 and 2011, respectively.

Domestic

Domestic data services contributed Php14,020 million in the first nine months of 2012, an increase of Php1,818 million, or 15%, as compared with Php12,202 million in the same period in 2011 mainly due to higher DSL revenues and the inclusion of Digitel’s revenues of Php946 million for the first nine months of 2012, higher IP-VPN, Metro Ethernet and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower traditional leased line revenues on Diginet. The percentage contribution of domestic data service revenues to total data and other network services accounted for 74% and 72% in the first nine months of 2012 and 2011, respectively.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

Broadband data revenues amounted to Php8,681 million, including Digitel’s broadband data revenues of Php593 million, in the first nine months of 2012, an increase of Php1,442 million, or 20%, from Php7,239 million in the same period in 2011, primarily due to the higher revenue contribution of DSL which contributed revenues of Php8,499 million in the first nine months of 2012 from Php7,028 million in the same period in 2011 as a result of the increase in the number of subscribers by 22% to 884,896 subscribers, including Digitel’s DSL subscriber base of 91,793, as at September 30, 2012, from 725,232 subscribers in the same period in 2011. DSL revenues accounted for 45% and 42% of total data and other network service revenues in the first nine months of 2012 and 2011, respectively.

WeRoam revenues amounted to Php182 million in the first nine months of 2012, a decrease of Php29 million, or 14%, from Php211 million in the same period in 2011 as a result of a decrease in subscriber base by 7% to 16,705 subscribers in the first nine months of 2012 from 17,950 subscribers in the same period in 2011.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at September 30, 2012, SWUP has a total subscriber base of 20,838 up by 1,348, or 7%, from 19,490 subscribers in the same period in 2011. Leased lines and other data revenues amounted to Php5,339 million in the first nine months of 2012, an increase of Php376 million, or 8%, from Php4,963 million in the same period in 2011, primarily due to the inclusion of Digitel’s leased line data revenues of Php353 million for the first nine months of 2012, and higher revenues from IP-VPN, Metro Ethernet and Shops.Work, partially offset by lower Diginet revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 28% and 29% in the first nine months of 2012 and 2011, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php236 million, or 6%, to Php4,125 million in the first nine months of 2012 from Php3,889 million in the same period in 2011, primarily due to higher i-Gate, and inland-cable lease revenues, and the effect of the inclusion of Digitel’s international leased line data revenues of Php20 million for the first nine months of 2012, as well as an increase in revenues from various global service providers, partially offset by the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 22% and 23% in the first nine months of 2012 and 2011, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php2 million to Php886 million in the first nine months of 2012 from Php884 million in the same period in 2011 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php104 million, or 5%, to Php2,024 million in the first nine months of 2012 from Php2,128 million in the same period in 2011 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of ePLDT’s 75% interest in Digital Paradise on April 1, 2011 and 57.51% interest in Level Up! on July 11, 2011, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), the revenue contribution of PGNL, the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, and distributes these media content via syndication and via its international linear channels, and higher rental and facilities management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 4% and 5% in the first nine months of 2012 and 2011, respectively.

Non-service Revenues

Non-service revenues decreased by Php153 million, or 19%, to Php652 million in the first nine months of 2012 from Php805 million in the same period in 2011, primarily due to the lower sale of several managed PABX and OnCall solution, hardware and software licenses, and PLP units, as well as lower computer-bundled sales, partially offset by the sale of UNO equipments and increase in Telpad units sold.

Expenses

Expenses related to our fixed line business totaled Php41,016 million, which includes expenses from Digitel amounting to Php2,455 million, in the first nine months of 2012, an increase of Php5,136 million, or 14%, as compared with Php35,880 million in the same period in 2011. The increase was primarily due to higher expenses related to compensation and employee benefits, repairs and maintenance, professional and other contracted services, depreciation and amortization, selling and promotions, rent, taxes and licenses, and communication, training and travel, partly offset by lower expenses related to interconnection costs, cost of sales and amortization of intangible assets. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 89% and 81% in the first nine months of 2012 and 2011, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2012 and 2011 and the percentage of each expense item to the total:

					Increase (Decrease)
	2012(1)%		2011(2)	% Amount		%
			(in millions)
Compensation and employee benefits	10,562	26	7,878	22	2,684	34
Depreciation and amortization	9,681	24	9,326	26	355	4
Interconnection costs	5,947	14	6,379	18	(432)	(7)
Repairs and maintenance	4,087	10	3,267	9	820	25
Professional and other contracted services	3,085	8	2,584	7	501	19
Rent	2,309	6	2,018	6	291	14
Selling and promotions	1,329	3	990	3	339	34
Taxes and licenses	835	2	637	2	198	31
Cost of sales	794	2	825	2	(31)	(4)
Asset impairment	780	2	745	2	35	5
Communication, training and travel	620	1	474	1	146	31
Insurance and security services	491	1	366	1	125	34
Amortization of intangible assets	–	–	16	–	(16)	(100)
Other expenses	496	1	375	1	121	32
Total	41,016	100	35,880	100	5,136	14

(1)	Includes Digitel’s expenses for the first nine months of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business.

The following table summarizes the breakdown of Digitel’s fixed line-related expenses for the nine months ended September 30, 2012 and the percentage of each expense item to the total:

	Amount	%
	(in millions)
Compensation and employee benefits	615	25
Repairs and maintenance	442	18
Depreciation and amortization	391	16
Interconnection costs	335	14
Rent	207	8
Professional and other contracted services	136	5
Taxes and licenses	83	3
Communication, training and travel	57	2
Cost of Sales	49	2
Selling and promotions	40	2
Asset impairment	42	2
Insurance and security services	39	2
Other expenses	19	1
Total	2,455	100

Compensation and employee benefits expenses increased by Php2,684 million, or 34%, to Php10,562 million primarily due to higher MRP costs, salaries and employee benefits, LTIP costs, as well as the effect of the inclusion of Digitel’s compensation and employee benefits expenses of Php615 million for the first nine months of 2012, partially offset by lower provision for pension costs. Employee headcount increased to 10,619 in the first nine months of 2012 as compared with 9,290 in the same period in 2011 mainly due to inclusion of Digitel’s headcount of 710 and increase in the number of employee headcount of iPlus, partially offset by the decrease in PLDT’s headcount as a result of the MRP.

Depreciation and amortization charges increased by Php355 million, or 4%, to Php9,681 million due to the inclusion of Digitel’s depreciation and amortization expenses of Php391 million for the first nine months of 2012, as well as a higher depreciable asset base.

Interconnection costs decreased by Php432 million, or 7%, to Php5,947 million primarily due to lower international and national long distance interconnection/settlement costs as a result of lower international received paid and domestic sent paid calls that terminated to other domestic carriers, and lower settlement costs for data and other network services particularly Fibernet and Infonet, partially offset by the inclusion of Digitel’s interconnection costs of Php335 million.

Repairs and maintenance expenses increased by Php820 million, or 25%, to Php4,087 million primarily due to the inclusion of Digitel’s repairs and maintenance expenses of Php442 million for the first nine months of 2012, higher repairs and maintenance costs for buildings, IT software and central office/telecoms equipment, and higher electricity cost, partially offset by lower repairs and maintenance costs of vehicles, furniture and other work equipments.

Professional and other contracted service expenses increased by Php501 million, or 19%, to Php3,085 million primarily due to higher consultancy and contracted services, professional, management fees, technical service, and payment facility fees, as well as the effect of the inclusion of Digitel’s professional and other contracted fees of Php136 million for the first nine months of 2012, partially offset by lower bill printing fees, audit and transfer agents’ fees.

Rent expenses increased by Php291 million, or 14%, to Php2,309 million primarily due to the effect of the inclusion of Digitel’s rent expenses of Php207 million for the first nine months of 2012, as well as higher international leased circuits, and site rental charges, partially offset by lower domestic leased circuit, office building and equipment rental charges.

Selling and promotion expenses increased by Php339 million, or 34%, to Php1,329 million primarily due to the effect of the inclusion of Digitel’s selling and promotions expenses of Php40 million for the first nine months of 2012, as well as higher advertising and public relations expenses, partially offset by lower commissions expense.

Taxes and licenses increased by Php198 million, or 31%, to Php835 million as a result of higher NTC fees and the effect of the inclusion of Digitel’s taxes and licenses of Php83 million for the first nine months of 2012, partly offset by lower real property taxes.

Cost of sales decreased by Php31 million, or 4%, to Php794 million primarily due to lower sales of several managed PABX and OnCall solutions, hardware and software licenses, and PLP units, partially offset by the sale of UNO equipments and Telpad units, and the inclusion of Digitel’s cost of sales of Php49 million.

Asset impairment increased by Php35 million, or 5%, to Php780 million mainly due to higher provision for uncollectible receivables and the effect of the inclusion of Digitel’s provision for uncollectible receivables of Php42 million for the first nine months of 2012.

Communication, training and travel expenses increased by Php146 million, or 31%, to Php620 million mainly due to higher mailing and courier charges, local training and travel, fuel consumption, and the effect of the inclusion of Digitel’s communication, training and travel expenses of Php57 million for the first nine months of 2012, partially offset by a decrease in communication charges.

Insurance and security services increased by Php125 million, or 34%, to Php491 million primarily due to higher insurance and bond premiums, security services, and the effect of the inclusion of Digitel’s insurance and security expenses of Php39 million for the first nine months of 2012.

Amortization of intangible assets amounted to Php16 million in the first nine months of 2011 relating to the amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI in 2011.

Other expenses increased by Php121 million, or 32%, to Php496 million primarily due to higher various business and operational-related expenses and the inclusion of Digitel’s other expenses of Php19 million for the first nine months of 2012.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the nine months ended September 30, 2012 and 2011:

			Change
	2012	2011	Amount	%
Other Income (Expenses):		(in millions)
Interest income	696	418	278	67
Foreign exchange gains – net	636	42	594	1,414
Equity share in net earnings of associates	114	149	(35)	(23)
Gains (losses) on derivative financial instruments – net	(1,506)	626	(2,132)	(341)
Financing costs – net	(3,159)	(2,697)	(462)	17
Others	1,879	928	951	102

Total	(1,340)	(534)	(806)	151

Our fixed line business’ other expenses amounted to Php1,340 million in the first nine months of 2012, an increase of Php806 million, or 151%, from Php534 million in the same period in 2011. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php1,506 million in the first nine months of 2012 as against net gains on derivative financial instruments of Php626 million in the same period in 2011 due to the effect of narrower dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar; (ii) an increase in net financing costs by Php462 million due to higher interest expense on loans and related items, higher financing charges, and the effect of the inclusion of Digitel’s financing costs of Php171 million in the first nine months of 2012; (iii) decrease in equity share in net earnings of associates and joint ventures by Php35 million mainly due to the disposal of investment in Philweb Corporation, or Philweb; (iv) an increase in interest income by Php278 million due to a higher average level of investments and the inclusion of Digitel’s interest income of Php21 million, partially offset by lower interest rates, shorter average tenor of placements, and the impact of the appreciation of the Philippine peso on dollar placements; (v) increase in net foreign exchange gains by Php594 million due to the inclusion of Digitel’s foreign exchange gains of Php90 million in the first nine months of 2012 and on account of foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar; and

(vi) an increase in other income by Php951 million mainly due to gain recognized on the first tranche of disposal of investments in Philweb, higher reversal of prior year provisions, higher gain on fixed assets disposal and higher outsourcing income, partially offset by lower pension benefit income recognized by PLDT and lower income from consultancy.

Provision for Income Tax

Provision for income tax, including Digitel’s provision for income tax of Php58 million, amounted to Php535 million in the first nine months of 2012, a decrease of Php1,538 million, or 74%, as compared with Php2,073 million in the same period in 2011, primarily due to lower taxable income. The effective tax rates of our fixed line business were 14% and 26% in the first nine months of 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php3,266 million in the first nine months of 2012, decreased by Php2,559 million, or 44%, as compared with Php5,825 million in the same period in 2011.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA decreased by Php2,956 million, or 17%, to Php14,822 million in the first nine months of 2012, which includes EBITDA from Digitel of Php450 million, from Php17,778 million in the same period in 2011.

Core Income

Our fixed line business’ core income decreased by Php1,284 million, or 26%, to Php3,733 million in the first nine months of 2012, which includes core income from Digitel of Php120 million, from Php5,017 million in the same period in 2011, primarily as a result of an increase in fixed line’s operating expenses, partially offset by higher fixed line revenues, lower provision for income tax and lower other expenses.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php7,270 million in the first nine months of 2012, an increase of Php983 million, or 16%, as compared with Php6,287 million in the same period in 2011. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the nine months ended September 30, 2012 and 2011 by service segment:

					Increase
	2012	%	2011(1)%	Amount		%
			(in millions)
Service Revenues:
Knowledge processing solutions	4,855	67	4,179	66	676		16
Customer relationship management	2,415	33	2,108	34	307		15
Total BPO Revenues	7,270	100	6,287	100	983		16

(1) The 2011 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments.

Service Revenues

Service revenues generated by our BPO business amounted to Php7,270 million in the first nine months of 2012, an increase of Php983 million, or 16%, as compared with Php6,287 million in the same period in 2011, primarily as a result of the continued growth in our knowledge processing solutions and customer relationship management businesses.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php4,855 million in the first nine months of 2012, an increase of Php676 million, or 16%, from Php4,179 million in the same period in 2011. Dollar-denominated revenues increased by 19% mainly due to higher content services and additional revenues as a result of the inclusion of Laserwords Private Ltd., or Laserwords, in the consolidation effective November 1, 2011, partially offset by the sale of our medical transcription business on September 26, 2011 and the appreciation of the Philippine peso to the U.S. dollar by approximately 5%. Knowledge processing solutions business revenues accounted for 67% and 66% of total revenues of our BPO business in the first nine months of 2012 and 2011, respectively.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. In the first nine months of 2012, SPi CRM changed its functional currency from Philippine peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php307 million, or 15%, to Php2,415 million in the first nine months of 2012 from Php2,108 million in the same period in 2011, primarily due to higher domestic sales by 18%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar and lower revenues from Infocom due to transfer of part of its services to PLDT. In total, we own and operate 6,171 seats with an average of 3,588 customer service representatives, or CSRs, in the first nine months of 2012, as compared with 6,022 seats with an average of 3,358 CSRs in the same period in 2011. SPi CRM has six customer relationship management sites as at September 30, 2012 and 2011. Customer relationship management business revenues accounted for 33% and 34% of total revenues of our BPO business in the first nine months of 2012 and 2011, respectively.

Expenses

Expenses associated with our BPO business totaled Php6,272 million in the first nine months of 2012, an increase of Php678 million, or 12%, as compared with Php5,594 million in the same period in 2011, primarily due to higher expenses related to compensation and employee benefits, professional and other contracted services, repairs and maintenance, depreciation and amortization, communication, training and travel, selling and promotions, amortization of intangible assets, rent, and taxes and licenses. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 86% and 89% in the first nine months of 2012 and 2011, respectively.

The following table shows the breakdown of our total BPO-related expenses for the nine months ended September 30, 2012 and 2011 and the percentage of each expense item to the total:

					Increase (Decrease)
	2012	%	2011(1)	% Amount		%
				(in millions)
Compensation and employee benefits	4,109	65	3,767	67	342	9
Professional and other contracted services	468	7	349	6	119	34
Depreciation and amortization	347	6	308	5	39	13
Rent	342	5	317	6	25	8
Repairs and maintenance	320	5	277	5	43	16
Communication, training and travel	293	5	256	5	37	14
Amortization of intangible assets	139	2	110	2	29	26
Selling and promotions	57	1	27	–	30	111
Insurance and security services	47	1	44	1	3	7
Taxes and licenses	44	1	31	1	13	42
Asset impairment	–	–	9	–	(9)	(100)
Other expenses	106	2	99	2	7	7

Total	6,272	100	5,594	100	678	12

(1)	The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Compensation and employee benefits increased by Php342 million, or 9%, to Php4,109 million mainly due to higher salaries and benefits, LTIP and provision for pension costs, partially offset by a decline in MRP costs. BPO employee headcount increased by 2,484, or 17%, to 17,282 in the first nine months of 2012 as compared with 14,798 in the same period in 2011.

Professional and other contracted services increased by Php119 million, or 34%, to Php468 million primarily due to higher consultancy, contracted service, and other professional fees.

Depreciation and amortization increased by Php39 million, or 13%, to Php347 million primarily due to higher depreciable asset base.

Rent expenses increased by Php25 million, or 8%, to Php342 million primarily due to higher office building rental charges, partially offset by lower site rental charges.

Repairs and maintenance expenses increased by Php43 million, or 16%, to Php320 million primarily due to higher office and site electricity charges, and repairs and maintenance costs for vehicles, furniture and other work equipment, and janitorial services, partially offset by lower repairs and maintenance cost of IT software and site facilities.

Communication, training and travel expenses increased by Php37 million, or 14%, to Php293 million primarily due to higher travel and training expenses, and mailing and courier charges, partially offset by lower communication expenses and freight and hauling charges.

Amortization of intangible assets increased by Php29 million, or 26%, to Php139 million primarily due to higher amortization of intangible assets in the first nine months of 2012.

Selling and promotions expenses increased by Php30 million, or 111%, to Php57 million primarily due to higher spending on advertising and promotions, as well as higher commissions expenses.

Insurance and security services increased by Php3 million, or 7%, to Php47 million primarily due to higher expenses on insurance and bond premiums.

Taxes and licenses increased by Php13 million, or 42% to Php44 million due to higher business-related taxes in the first nine months of 2012.

Asset impairment amounted to Php9 million in the first nine months of 2011 primarily due to provision for uncollectible receivables.

Other expenses increased by Php7 million, or 7%, to Php106 million mainly due to higher various business operational-related costs.

Other Income

The following table summarizes the breakdown of our total BPO-related other income for the nine months ended September 30, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Gains on derivative financial instruments – net	28	–	28	100
Interest income	11	12	(1)	(8)
Financing costs	(24)	(31)	7	(23)
Foreign exchange gains (losses) – net	(21)	4	(25)	(625)
Others	37	123	(86)	(70)

Total	31	108	(77)	(71)

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Our BPO business’ other income amounted to Php31 million, a decrease of Php77 million, or 71%, in the first nine months of 2012 from Php108 million in the same period in 2011, primarily due to the combined effects of the following: (i) a decrease in other income by Php86 million mainly due to the effect of adjustments on derecognition of liabilities in 2011; (ii) increase in net foreign exchange losses by Php25 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar in the first nine months of 2012; (iii) a decrease in interest income by Php1 million due to collection of notes receivable in 2011; (iv) a decrease in financing costs by Php7 million due to payment of contingent liabilities and related interests in 2011 from our knowledge processing solutions business; and (v) net gains on derivative financial instruments of Php28 million in the first nine months of 2012 due to mark-to-market gain from forward foreign exchange contracts.

Provision for Income Tax

Provision for income tax amounted to Php259 million, an increase of Php205 million, or 380%, in the first nine months of 2012 from Php54 million in the same period in 2011, primarily due to higher taxable income in the first nine months of 2012, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords for the first nine months of 2012.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php770 million, an increase of Php23 million, or 3%, in the first nine months of 2012 from Php747 million in the same period in 2011.

EBITDA

As a result of the foregoing, our BPO business’ EBITDA increased by Php370 million, or 33%, to Php1,484 million in the first nine months of 2012 from Php1,114 million in the same period in 2011.

Core Income

Our BPO business’ core income amounted to Php765 million in the first nine months of 2012, an increase of Php106 million, or 16%, as compared with Php659 million in the same period in 2011 mainly as a result of an increase in BPO revenues, partially offset by an increase in BPO-related expenses, higher provision for income tax and a decrease in other income.

Others

Expenses

Expenses associated with our other business segment totaled Php15 million in the first nine months of 2012, an increase of Php6 million, or 67%, as compared with Php9 million in the same period in 2011, primarily due to PCEV’s higher other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the nine months ended September 30, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	1,361	1,422	(61)	(4)
Interest income	42	66	(24)	(36)
Others	2,756	64	2,692	4,206

Total	4,159	1,552	2,607	168

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Other income increased by Php2,607 million, or 168%, to Php4,159 million in the first nine months of 2012 from Php1,552 million in the same period in 2011 primarily due to the combined effects of the following: (i) an increase in other income by Php2,692 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon of Php2,012 million and preferred dividends from Beacon of Php718 million; (ii) a decrease in equity share in net earnings of associates by Php61 million mainly due to the decrease in PCEV’s indirect share in the net earnings of Meralco; and (iii) a decrease in interest income by Php24 million as a result of lower average level of temporary cash investments by our PCEV business.

For the nine months ended September 30, 2012, Meralco’s reported and core income amounted to Php13,646 million and Php12,892 million, respectively, as compared with Php9,951 million and Php11,663 million, respectively, in the same period in 2011. These results were primarily due to increases in billed customers and electricity sales volume, partially offset by lower distribution rates in the first nine months of 2012 as compared with the same period in 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php1,361 million and Php1,451 million, respectively, in the first nine months of 2012, and Php1,422 million and Php1,876 million, respectively, in the same period in 2011.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php4,141 million, an increase of Php2,600 million, or 169%, in the first nine months of 2012 from Php1,541 million in the same period in 2011.

EBITDA

As a result of the foregoing, negative EBITDA from our other business segment increased by negative Php6 million, or 67%, to negative Php15 million in the first nine months of 2012 from negative Php9 million in the same period in 2011.

Core Income

Our other business segment’s core income amounted to Php4,231 million in the first nine months of 2012, an increase of Php2,237 million, or 112%, as compared with Php1,994 million in the same period in 2011 mainly as a result of an increase in other income, partially offset by higher expenses.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2012 and 2011, as well as our consolidated capitalization and other consolidated selected financial data as at September 30, 2012 and December 31, 2011:

	Nine months ended September 30,
	2012	2011
	(in millions)
Cash Flows
Net cash provided by operating activities	54,822	54,987
Net cash used in investing activities	22,765	14,360
Capital expenditures	19,294	14,548
Net cash used in financing activities	39,125	44,633
Net decrease in cash and cash equivalents	7,423	3,962
	September 30,	December 31,

	2012	2011

	(Unaudited)	(As Restated(1))
	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	104,887	91,273
Obligations under finance lease	5	7
	104,892	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	21,030	22,893
Notes payable	858	3,109
Obligations under finance lease maturing within one year	7	7
	21,895	26,009

Total interest-bearing financial liabilities	126,787	117,289
Total equity attributable to equity holders of PLDT	140,916	151,833

	267,703	269,122

Other Selected Financial Data
Total assets	402,247	400,004
Property, plant and equipment	196,027	200,142
Cash and cash equivalents	38,634	46,057
Short-term investments	570	558

(1)	The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying unaudited consolidated financial statements.

Our consolidated cash and cash equivalents and short-term investments totaled Php39,204 million as at September 30, 2012. Principal sources of consolidated cash and cash equivalents in the first nine months of 2012 were cash flows from operating activities amounting to Php54,822 million, proceeds from availment of long-term debt and notes payable of Php41,449 million, net proceeds from disposal of investment available for sale of Php3,563 million, interest received of Php980 million, proceeds from net assets held for sale of Php919 million and dividends received of Php752 million. These funds were used principally for: (1) dividend payments of Php36,854 million; (2) debt principal and interest payments of Php30,749 million and Php4,195 million, respectively; (3) capital outlays of Php19,294 million; (4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php9,728 million; (5) Trust Fund and settlement for redemption of shares of Php5,850 million; (6) net payment of capital expenditures under long-term financing of Php1,992 million; and (7) settlements of derivative financial instruments of Php918 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php33,275 million as at September 30, 2011. Principal sources of consolidated cash and cash equivalents in the first nine months of 2011 were cash flows from operating activities amounting to Php54,987 million, proceeds from availment of long-term debt and notes payable of Php12,569 million, interest received of Php1,032 million, dividends received of Php486 million and net proceeds from disposal of investments of Php245 million. These funds were used principally for: (1) dividend payments of Php41,484 million; (2) debt principal and interest payments of Php11,955 million and Php3,941 million, respectively;

(3) capital outlays of Php14,548 million; and (4) settlements of derivative financial instruments of Php475 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php165 million to Php54,822 million in the first nine months of 2012 from Php54,987 million in the same period in 2011, primarily due to lower operating income and lower collection of receivables, partially offset by the inclusion of the Digitel Group’s net cash from operating activities for the first nine months of 2012 of Php6,386 million, lower settlement of accounts payable and other various liabilities and lower corporate taxes paid.

Cash flows from operating activities of our wireless business decreased by Php327 million, or 1%, to Php35,621 million in the first nine months of 2012 from Php35,948 million in the same period in 2011, primarily due to lower level of collection of outstanding receivables and higher level of settlement of accounts payable, partially offset by higher operating income and lower corporate taxes paid. Cash flows provided by operating activities of our fixed line business also decreased by Php390 million, or 2%, to Php17,713 million in the first nine months of 2012 from Php18,103 million in the same period in 2011, primarily due to lower operating income and lower collection of receivables, partially offset by lower level of settlement of accounts payable and other liabilities. Conversely, cash flows provided by operating activities of our BPO business in the first nine months of 2012 amounted to Php1,676 million, an increase of Php736 million, or 78%, from Php940 million in the same period in 2011, primarily due to higher operating income and a lower level of settlement of accounts payable and other liabilities, partially offset by a lower level of collection of outstanding receivables.

Investing Activities

Consolidated net cash used in investing activities amounted to Php22,765 million in the first nine months of 2012, including the Digitel Group’s net cash used in investing activities of Php646 million, an increase of Php8,405 million, or 59%, from Php14,360 million in the same period in 2011, primarily due to the combined effects of the following: (1) net payment for purchase of investments by Php9,973 million; (2) the increase in capital expenditures by Php4,746 million; (3) lower net proceeds from maturity of short-term investments by Php81 million; (4) the lower proceeds from disposal of property, plant and equipment of Php115 million; (5) net proceeds from disposal of investment available for sale of Php3,563 million in the first nine months of 2012; (6) payment for contingent consideration arising from business acquisition of Php1,910 million in the first nine months of 2011; (7) proceeds from the sale of net assets held for sale of Php919 million; and (8) higher dividends received by Php266 million.

Our consolidated capital expenditures in first nine months of 2012 totaled Php19,294 million, an increase of Php4,746 million, or 33%, as compared with Php14,548 million in the same period in 2011, primarily due to an increase in Smart and its subsidiaries’ capital spending and the inclusion of the Digitel Group’s capital spending for the first nine months of 2012 of Php676 million, partially offset by the decrease in PLDT’s capital spending. Smart and its subsidiaries’ capital spending of Php11,166 million in the first nine months of 2012 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. PLDT’s capital spending of Php6,718 million in the first nine months of 2012 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Digitel’s capital spending of Php676 million for the first nine months of 2012 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. SPi and its subsidiaries’ capital spending of Php325 million in the first nine months of 2012 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. The balance of Php409 million represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in the first nine months of 2012 amounted to Php752 million, an increase of Php266 million, or 55%, as compared with Php486 million in the same period in 2011. The dividends received in the first nine months of 2012 were mostly from Beacon and Philweb while dividends received in the same period in 2011 were mostly from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php39,125 million, including the Digitel Group’s net cash used in financing activities for the first nine months of 2012 of Php3,777 million, a decrease of Php5,508 million, or 12% as compared with Php44,633 million in the same period in 2011, resulting largely from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php28,880 million. (2) lower cash dividend payments by Php4,630 million; (3) higher interest payments by Php254 million; (4) higher settlements of derivative financial instruments by Php443 million; (5) higher net settlement of capital expenditures under long-term financing by Php2,715 million; (6) Trust Fund and settlement for redemption of shares of Php5,850 million; and (7) increase in repayments of long-term debt and notes payable by Php18,794 million.

Debt Financing

Proceeds from availment of long-term debt and notes payable for the nine months ended September 30, 2012 amounted to Php40,892 million and Php557 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php27,036 million and Php3,713 million, respectively, in the first nine months of 2012.

Our consolidated long-term debt increased by Php11,751 million, or 10%, to Php125,917 million in the first nine months of 2012 from Php114,166 million on December 31, 2011, largely due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments, and the appreciation of the Philippine peso relative to the U.S. dollar to Php41.74 as at September 30, 2012 from Php43.92 as at December 31, 2011. The long-term debt levels of PLDT and Smart increased by 22% and 1% to Php67,815 million and Php37,502 million, respectively, as at September 30, 2012 as compared with December 31, 2011.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,261 million, has been fully drawn and remained outstanding as at September 30, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,044 million, was fully drawn on May 29, 2012 and remained outstanding as at September 30, 2012.

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022.  Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at September 30, 2012.

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at September 30, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012, with final installment on March 27, 2017. The amount of US$14 million, or Php593 million, remained outstanding as at September 30, 2012.

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at September 30, 2012.

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at September 30, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was partially drawn on August 15, 2012 in the amount of US$25 million. The amount of US$24 million, or Php1,013 million, net of unamortized debt discount, remained outstanding as at September 30, 2012.

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at September 30, 2012.

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at September 30, 2012.

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at September 30, 2012.

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. There are no amounts outstanding under this facility as at September 30, 2012. The amount of Php200 million was fully drawn on October 9, 2012.

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. No drawdowns have been made under this facility as at November 6, 2012.

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A 7-year notes amounting to Php4,610 million and Series B 10-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at September 30, 2012.

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance and to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs.  The facility is payable in full upon maturity.  No drawdowns have been made under the facility as at November 6, 2012.

As a result of the acquisition of Digitel, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying unaudited consolidated financial statements, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at September 30, 2012, the outstanding balance of DMPI loans covered by PLDT guarantees is Php17,059 million. There are no outstanding Digitel loans covered by PLDT guarantees as at September 30, 2012.

Approximately Php61,343 million principal amount of our consolidated outstanding long-term debt as at September 30, 2012 is scheduled to mature over the period from 2012 to 2015. Of this amount, Php26,526 million is attributable to PLDT; Php24,442 million to Smart, Php9,947 million to Digitel Group and Php428 million is attributable to SPi.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at September 30, 2012, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in the first nine months of 2012 amounted to Php36,854 million as compared with Php41,484 million paid to shareholders in the same period in 2011.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the nine months ended September 30, 2012 and 2011:

	Date		Amount
Earnings	Approved	Record	Payable		Per share	Total Declared
				(in millions, except per share
				amount)
2011
Common
Regular Dividend	August 2, 2011	August 31, 2011	September 27, 2011		78.00	14,567
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012		63.00	13,611
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012		48.00	10,371
						38,549

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)
	Various	Various	Various		–	35
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00	215
Charged to Retained Earnings						38,799

2012
Common
Regular Dividend	August 7, 2012	August 31, 2012	September 28, 2012		60.00	12,964
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	November 6, 2012	November 20, 2012	December 15, 2012		–	–
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00	33
Charged to Retained Earnings						12,997

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at September 30, 2012. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the first nine months of 2012 and 2011. See to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at September 30, 2012 and 2011, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php157 million and Php913 million as at September 30, 2012 and December 31, 2011, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at September 30, 2012 and June 30, 2012:

	Fair Values
	September 30,	June 30,
	2012	2012
	(Unaudited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	89	78
Unlisted equity securities	5,556	5,553
Investments in debt securities	154	154
Advances and refundable deposits – net of current portion	920	885

Total noncurrent financial assets	6,719	6,670

Current Financial Assets
Cash and cash equivalents	38,634	31,612
Short-term investments	570	611
Trade and other receivables – net	17,389	16,223
Derivative financial assets	80	62
Current portion of investment in debt securities	376	370
Current portion of advances and refundable deposits	7,934	7,979

Total current financial assets	64,983	56,857

Total Financial Assets	71,702	63,527

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	112,388	107,836
Derivative financial liabilities	3,386	2,425
Customers’ deposits	2,126	1,809
Deferred credits and other noncurrent liabilities	17,041	16,188

Total noncurrent financial liabilities	134,941	128,258

Current Financial Liabilities
Accounts payable	25,042	23,623
Accrued expenses and other current liabilities	48,338	47,291
Interest-bearing financial liabilities	21,895	13,935
Derivative financial liabilities	1,247	90
Dividends payable	891	834

Total current financial liabilities	97,413	85,773

Total Financial Liabilities	232,354	214,031

The following table sets forth the amount of consolidated losses recognized for the financial assets and liabilities for the nine months ended September 30, 2012 and for the six months ended June 30, 2012:

	September 30,	June 30,
	2012	2012
	(in millions)
Profit and Loss
Interest income	1,019	626
Losses on derivative financial instruments – net	(1,532)	(403)
Accretion on financial liabilities	(795)	(546)
Interest on loans and other related items	(4,678)	(3,150)
Other Comprehensive Income
Net fair value gains on cash flow hedges	1,260	38
Net gains on available-for-sale financial assets – net of tax	16	3
	(4,710)	(3,432)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in the first nine months of 2012 and 2011 was 3.2% and 4.3%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of initially approximately 51.6% of the outstanding capital stock of Digitel to PLDT. The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart;

(b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

Mandatory Tender Offer in connection with the Digitel Acquisition

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares held by the noncontrolling shareholders, in connection with PLDT’s acquisition of initially approximately 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel noncontrolling shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 374 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,518 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

Conversion of Exchangeable Bonds

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange was subject to the approval of the Philippine SEC of the increase in the authorized capital stock of Digitel, which approval was obtained on September 11, 2012.

As a result of the tender offer, the exchanges described above and PLDT’s purchase of Digitel common shares from the open market, PLDT holds 99.5% of the outstanding capital of Digitel as at September 30, 2012.

Digitel’s Voluntary Delisting

On January 25, 2012, Digitel filed a petition for voluntary delisting of its shares with the Philippine Stock Exchange, or PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

PCEV’s Voluntary Delisting

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors created a special committee to review and evaluate the tender offer to be made by Smart, as the owner of 99.5% of the outstanding common shares of PCEV, to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. The tender offer ended on April 18, 2012, with approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered and Smart increasing ownership to 99.7% of PCEV’s outstanding common stock. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Decrease in PCEV’s Authorized Capital Stock/Increase in Par Value of PCEV’s Common Stock

Following the voluntary delisting of the shares of Common Stock of PCEV from the PSE on May 18, 2012, the Board of Directors and stockholders of PCEV approved on June 6, 2012 and July 31, 2012, respectively, the following: (1) the decrease in the authorized capital stock of PCEV from Php12,800 million, divided into three classes: 12,060 million shares of Common Stock with a par value of Php1.00 each; 120 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 500 million shares of Class II Preferred Stock with a par value of Php1.00 each, to Php12,177 million, divided into three classes: 574 thousand shares of Common Stock with a par value of Php21,000.00 each; 33 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 50 million shares of Class II Preferred Stock with a par value of Php1.00 each (the “Decrease in Authorized Capital Stock”); and (2) the amendments to the Seventh Article of the Articles of Incorporation of PCEV (the “Seventh Article”) consisting of the following: (1) decrease in the amount of the authorized capital stock from Php12,800 million to Php12,177 million; (2) increase in the par value of shares of Common Stock from Php1.00 to Php21,000.00 per share and decrease in the number of shares of Common Stock into which a portion of the authorized capital stock is divided from 12,060 million to 574 thousand shares; and (3) decrease in the number of shares of Preferred Stock into which a portion of the authorized capital stock is divided from 120 million to 33 million shares of Class I Preferred Stock and from 500 million to 50 million shares of Class II Preferred Stock (the “Amendments to the Articles”). The Decrease in Authorized Capital Stock and Amendments to the Articles were approved by the Philippine SEC on October 8, 2012 (the “Effective Date”).

As a result of the increase in the par value of the shares of PCEV Common Stock, each multiple of 21,000 shares of PCEV Common Stock, with a par value of Php1.00 per share prior to the Effective Date, will be reduced to one share, with a par value of Php21,000.00.  Shareholdings of less than 21,000 shares of PCEV Common Stock (the “Residual Shares”) which may not be replaced with a fractional share will be paid the fair value of such Residual Shares equivalent to Php4.50 per share.

Consequently, on the Effective Date, the number of outstanding shares of Common Stock of PCEV shall decrease to around 556 thousand from 11,683 million (exclusive of treasury shares) and the number of holders of such shares shall decrease from 19,742 to around 110 (the “Remaining Stockholders”), with only three Remaining Stockholders holding 100 or more shares each.

Additional Investment of PCEV in Beacon/PCEV’s Sale of Beacon’s Preferred Shares

On January 20, 2012, PCEV and Beacon entered into a Subscription Agreement for the subscription by PCEV to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, Metro Pacific Investments Corporation, or MPIC, also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

On June 6, 2012, PCEV sold 282.2 million of its Beacon preferred shares to MPIC for a total consideration of Php3,563 million. PCEV realized a proportionate deferred gain amounting to Php2,012 million upon sale of the preferred shares to MPIC.

PLDT’s Creation of Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. These amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for, or purchase, any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

As at September 30, 2012, none of the Voting Preferred Stock has been issued. On October 15, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the benefit plan of PLDT (the “Subscriber”), executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. Said shares were issued upon full payment of the total subscription price on October 16, 2012. The Board of Directors of PLDT authorized such subscription and issuance of Voting Preferred Shares to the Subscriber in its meeting held on October 12, 2012. See “–– Matters Relating to Gamboa Case” below and Note 26 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further discussion.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or the Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to the Php2.3 billion funds from unclaimed dividends on SIP Preferred Shares, or the total amount of Php8.2 billion, to fund the redemption price for the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until

January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time to, PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012.  The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012.  In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to the Php63 thousand from unclaimed dividends on Series GG Shares, or the total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with Rizal Commercial Banking Corporation, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively,  were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

A total amount of Php237 million was withdrawn from the Trust Account, representing total payments on redemption as at September 30, 2012.  The balance of the Trust Account of Php7,926 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at September 30, 2012.

PLDT expects to similarly redeem the outstanding shares of Series HH and II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

See Note 19 – Equity, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements for further details.

DMPI’s Equity Restructuring

On April 12, 2012, the Board of Directors of Digitel and DMPI approved the following: (1) the conversion of Digitel’s deposit for future stock subscription to DMPI of Php17,665 million and a portion of Digitel’s advances to DMPI in the amount of Php13,767 million into additional shares of stock at a premium which resulted in an additional paid-in capital, or APIC, of Php30,909 million; and (2) the application of the adjusted APIC, which is comprised of the APIC from the conversion of advances into equity, as discussed in item (1), and the outstanding APIC of Php34 million, against the deficit of Php30,943 million as at December 31, 2011.

On June 19, 2012, the Philippine SEC approved DMPI’s equity restructuring, which involved the application of DMPI’s APIC in item (2) above against the deficit as at December 31, 2011.

Digitel’s Equity Restructuring

On April 12, 2012, the Board of Directors of Digitel approved the following: (a) the amendment of Digitel’s Articles of Incorporation to increase its authorized capital stock from 25 billion shares to 29.5 billion shares with a par value of Php1.00 per share in preparation for the exchange of the remaining 2014 Zero Coupon Exchangeable Bonds issued by DCPL into Digitel shares; (b) the subsequent amendment of Digitel’s Articles of Incorporation to decrease its authorized and subscribed capital stock through the reduction in par value to create APIC; and (c) the application of Digitel’s adjusted APIC against the deficit of Php34.5 billion as at April 30, 2012. Subsequently, on June 28, 2012, the Digitel shareholders ratified these changes in the authorized capital stock. On September 11, 2012, the Philippine SEC approved the above transactions.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger of MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on the unaudited consolidated financial statements of the PLDT Group.

Investment in PDRs of MediaQuest

On May 8, 2012, the PLDT Board of Directors approved a Php6 billion investment by ePLDT, in Philippine Depositary Receipts, or PDRs, to be issued by MediaQuest Holdings, Inc., or MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund. MediaQuest has investments in Associated Broadcasting Company Development Corporation, or TV5, and Mediascape, Inc., or Cignal TV.  TV5 operates free-to-air TV and radio stations while Cignal TV operates a DTH satellite TV business.

Since 2007, TV5 has grown its market share from 2.3% to 18% at the end of 2011 for Metro Manila and from 2.7% to 15.6% nationwide. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 345 thousand subscribers as at September 30, 2012. This investment will provide MediaQuest with the additional funding it requires in order to sustain the growth momentum of TV5 and Cignal TV.

The PLDT Group’s financial investment in media is consistent with its overall strategy of evolving from a traditional telecommunications business into a multi-media service company. It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide. MediaQuest will serve as the anchor for the PLDT Group’s media offerings in terms of creation of content for delivery across the PLDT Group’s various platforms.

ePLDT made a deposit for future stock subscription of Php4 billion in MediaQuest as at June 30, 2012. An additional deposit of Php1 billion each was made on July 6, 2012 and August 9, 2012. Mediaquest will file for an increase in authorized capital stock with the Philippine SEC once the necessary documentation has been completed.

See Note 10 – Investments in Associates and Joint Ventures and Deposit for Future Stock Subscription to the accompanying unaudited consolidated financial statements for further discussion.

ePLDT’s Sale of Investment in Philweb

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of ePLDT’s 27% interest in Philweb, an Internet-based online gaming company. The sale of the 398 million common shares will be executed in four tranches, which will be completed by the end of 2013. The first tranche, which was transacted on July 13, 2012, and the second tranche, which will be paid on December 12, 2012, are both for 93.5 million common shares, and each tranche for a total purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million. The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein Philweb notified ePLDT of its desire to exercise its option to accelerate the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche was completed on October 22, 2012.

See Note 10 – Investments in Associates and Joint Ventures and Deposit for Future Stock Subscription to the accompanying unaudited consolidated financial statements for further discussion.

ePLDT’s Acquisition of IP Converge Data Services, Inc.

On October 12, 2012, ePLDT and IP Ventures, Inc. entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IP Converge Data Services, Inc., or IPCDSI, and advances to IPCDSI. The total acquisition cost is between Php700 million to Php800 million, depending on the achievement of certain financial targets for IPCDSI for full year 2012. The final purchase price will be determined upon issuance of the audited financial statements of IPCDSI for 2012. IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM.

See Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for further discussion.

Matters Relating to Gamboa Case

On June 28, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. Al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the decision were filed by the parties.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles.  The Amendments to the Articles were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the case.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or Subscriber. On October 15, 2012, PLDT and the Subscriber executed a Subscription Agreement pursuant to which the Subscriber subscribed for 150 million shares of the Voting Preferred Stock at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. PLDT issued the said shares to BTFHI upon full payment of the subscription price on October 16, 2012. As a result of the issuance of the shares of Voting Preferred Stock, PLDT’s foreign ownership has decreased from 58.4% of outstanding common shares as at October 15, 2012 to 34.5% of outstanding voting shares (Common Stock and Voting Preferred Stock) as at October 16, 2012.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at September 30, 2012:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Retail subscribers	12,303	2,288	894	267	8,854
Corporate subscribers	10,187	1,859	1,064	648	6,616
Foreign administrations	6,541	1,279	1,865	925	2,472
Domestic carriers	1,439	264	142	120	913
Dealers, agents and others	2,829	1,764	144	238	683
Total	33,299	7,454	4,109	2,198	19,538

Less: Allowance for doubtful accounts.	15,910
Total Receivables — net	17,389

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at September 30, 2012 and 2011:

	2012	2011
Current Ratio(1)	0.61:1.0	0.64:1.0
Debt to Equity Ratio(2)	1.85:1.0	2.09:1.0
Asset to Equity Ratio(3)	2.85x	3.09x
Interest Coverage Ratio(4)	8.52x	9.47x
Profit Margin Ratio(5)	0.22x	0.27x
Return on Assets(6)	0.07x	0.11x
EBITDA Margin(7)	46%	54%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2) Debt to equity ratio is measured as total liabilities divided by total equity.
(3) Asset to equity ratio is measured as total assets divided by total equity.
(4) Interest coverage ratio is measured by EBIT, or earnings before interest and taxes, divided by total financing cost
(5) Profit margin ratio is derived by dividing net income with total revenues.
(6) Return on assets is derived by dividing net income with total assets.
(7) EBITDA margin for the period is measured as EBITDA divided by service revenues.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first nine months of 2012 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTA	NCE TELEPHO	NE COMPANY

Signature and Title: /s	/ Napoleon	L. Nazareno—

Napoleon	L. Nazareno
President and Chi	ef Executiv	e Officer
Signature and Title:	_/s/ Anabel	le Lim-Chua—

Anabelle	Lim-Chua	sc>
Senior Vice Pres	ident and T	reasurer
(Principal Finan	cial Office	r)
Signature and Title: /s/	June Cheryl	A. Cabal-Revilla—

June Cheryl A	. Cabal-Rev	illa
First Vice Presi	dent and Co	ntroller
(Principal Accou	nting Offic	er)
Date: November 6, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2012 and December 31, 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
(Unaudited)		(As Restated –
Note 13 )

ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12, 20 and 27)	196,027	200,142
Investments in associates and joint ventures and deposit for future stock subscription (Notes 3, 4, 5, 10, 24 and 27)	26,979	17,865
Available-for-sale financial assets (Notes 6, 10 and 27)	5,645	7,181
Investment in debt securities – net of current portion (Notes 11 and 27)	150	150
Investment properties (Notes 3, 6, 9, 12 and 27)	1,115	1,115
Goodwill and intangible assets (Notes 3, 4, 5, 14, 21 and 27)	80,171	82,603
Deferred income tax assets – net (Notes 3, 4, 7 and 27)	5,329	5,975
Prepayments – net of current portion (Notes 3, 5, 18, 24, 25 and 27)	11,371	8,869
Advances and other noncurrent assets – net of current portion (Note 27)	1,407	1,340

Total Noncurrent Assets	328,194	325,240

Current Assets
Cash and cash equivalents (Notes 15 and 27)	38,634	46,057
Short-term investments (Note 27)	570	558
Trade and other receivables (Notes 3, 5, 16, 18, 24 and 27)	17,389	16,245
Inventories and supplies (Notes 3, 4, 5, 17 and 27)	2,748	3,827
Derivative financial assets (Note 27)	80	366
Current portion of investment in debt securities (Notes 11 and 27)	376	358
Assets held-for-sale (Notes 10 and 27)	921	–
Current portion of prepayments (Notes 18 and 27)	5,247	7,227
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,088	126

Total Current Assets	74,053	74,764

TOTAL ASSETS	402,247	400,004

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 36,002,970 shares as at September 30, 2012 and 441,912,370 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	360	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at September 30, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	1,093	1,085
Treasury stock - 2,724,111 shares as at September 30, 2012 and December 31, 2011 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	130,579	127,246
Retained earnings (Note 19)	17,963	26,232
Other comprehensive income (Note 6)	(2,574)	(644)

Total Equity Attributable to Equity Holders of PLDT (Note 27)	140,916	151,833
Noncontrolling interests (Note 6)	221	386

TOTAL EQUITY	141,137	152,219

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at September 30, 2012 and December 31, 2011
(in million pesos)

	2012	2011
(Unaudited)		(As Restated – Note
		13)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	104,892	91,280
Deferred income tax liabilities – net (Notes 3, 4, 7 and 27)	7,444	7,260
Derivative financial liabilities (Note 27)	3,386	2,235
Pension and other employee benefits (Notes 3, 5, 23, 25 and 27)	1,906	609
Customers’ deposits (Note 27)	2,534	2,272
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	20,527	22,642

Total Noncurrent Liabilities	140,689	126,298

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	26,570	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	65,824	58,271
Derivative financial liabilities (Note 27)	1,247	924
Provision for claims and assessments (Notes 3, 26 and 27)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	21,895	26,009
Dividends payable (Notes 19 and 27)	891	2,583
Income tax payable (Notes 7 and 27)	2,439	2,591

Total Current Liabilities	120,421	121,487

TOTAL LIABILITIES	261,110	247,785

TOTAL EQUITY AND LIABILITIES	402,247	400,004

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Periods Ended September 30, 2012 and 2011
(in million pesos, except earnings per common share amounts)

	Nine Months Ended September
	30,		Three Months Ended September 30,
		2011		2011
		(As Restated – Note		(As Restated – Note
	2012	2)	2012 2)
	(Unaudited)
REVENUES
Service revenues (Notes 2, 3 and 4)	126,244	112,268	41,519	36,650
Non-service revenues (Notes 3, 4 and 5)	2,313	1,781	806	640

	128,557	114,049	42,325	37,290

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	23,304	20,176	7,780	7,058
Compensation and employee benefits (Notes 3, 5 and 25)	20,558	15,963	6,591	5,314
Repairs and maintenance (Notes 12, 17 and 24)	9,913	6,925	3,315	2,249
Interconnection costs (Note 2)	8,695	9,023	2,644	3,046
Selling and promotions	6,907	4,496	2,554	1,806
Cost of sales (Notes 5, 17 and 24)	6,381	3,583	1,898	1,177
Rent (Notes 3 and 27)	4,553	2,958	1,692	935
Professional and other contracted services (Note 24)	4,349	3,644	1,463	1,134
Taxes and licenses (Note 26)	2,769	1,842	864	662
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	1,793	1,184	608	372
Communication, training and travel	1,784	1,275	588	418
Insurance and security services (Note 24)	1,159	957	422	321
Amortization of intangible assets (Notes 3, 4 and 14)	1,158	207	373	63
Other expenses (Note 24)	1,118	1,135	408	301

	94,441	73,368	31,200	24,856

	34,116	40,681	11,125	12,434

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	2,403	106	838	(320)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	1,440	1,520	129	681
Interest income (Notes 4, 5, 11 and 15)	1,019	1,013	393	368
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(1,532)	626	(1,129)	142
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(5,009)	(4,772)	(1,632)	(1,594)
Other income (Notes 4 and 18)	4,885	1,152	1,643	521

	3,206	(355)	242	(202)

INCOME BEFORE INCOME TAX (Note 4)	37,322	40,326	11,367	12,232
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	8,633	9,719	2,149	2,921

NET INCOME (Note 4)	28,689	30,607	9,218	9,311

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	28,714	30,618	9,212	9,319
Noncontrolling interests (Notes 4 and 8)	(25)	(11)	6	(8)

	28,689	30,607	9,218	9,311

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	132.73	162.11	42.58	49.28
Diluted	132.73	162.06	42.58	49.28

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Periods Ended September 30, 2012 and 2011
(in million pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(Unaudited)
NET INCOME (Note 4)	28,689	30,607	9,218	9,311
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Gains from changes in fair value of available-for-sale financial assets recognized during the period (Note 10)	16	3	13	3
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment during the period – net of tax	(1)	–	–	–
Foreign currency translation differences of subsidiaries	(685)	141	(134)	282
Net fair value gains (losses) on cash flow hedges (Note 27)	(1,260)	7	(1,298)	7
Total Other Comprehensive Income (Loss)	(1,930)	151	(1,419)	292

TOTAL COMPREHENSIVE INCOME	26,759	30,758	7,799	9,603

ATTRIBUTABLE TO:
Equity holders of PLDT	26,784	30,760	7,793	9,601
Noncontrolling interests	(25)	(2)	6	2

	26,759	30,758	7,799	9,603

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2012 and 2011
(in million pesos)

							Total Equity
							Attributable to
		Common		Capital in Excess of		Other Comprehensive	Equity Holders	Noncontrolling	Total
(Unaudited)	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Income	of PLDT	Interests	Equity
Balances as at January 1, 2012	4,419	1,085	(6,505)	127,246	26,232	(644)	151,833	386	152,219
Total comprehensive income:	–	–	–	–	28,714	(1,930)	26,784	(25)	26,759
Net income (Notes 4 and 8)	–	–	–	–	28,714	–	28,714	(25)	28,689
Other comprehensive income (Note 6)	–	–	–	–	–	(1,930)	(1,930)	–	(1,930)
Cash dividends (Note 19)	–	–	–	–	(36,983)	–	(36,983)	–	(36,983)
Issuance of capital stock – net of conversion (Note 19)	(30)	8	–	4,423	–	–	4,401	–	4,401
Redemption of preferred shares (Note 19)	(4,029)	–	–	–	–	–	(4,029)	–	(4,029)
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	–	–	–	(1,090)	–	–	(1,090)	(180)	(1,270)
Others (Notes 2 and 13)	–	–	–	–	–	–	–	40	40
Balances as at September 30, 2012	360	1,093	(6,505)	130,579	17,963	(2,574)	140,916	221	141,137

Balances as at January 1, 2011	4,419	947	(6,505)	62,890	36,594	(1,276)	97,069	316	97,385
Total comprehensive income:	–	–	–	–	30,618	142	30,760	(2)	30,758
Net income (Notes 4 and 8)	–	–	–	–	30,618	–	30,618	(11)	30,607
Other comprehensive loss (Note 6)	–	–	–	–	–	142	142	9	151
Cash dividends (Note 19)	–	–	–	–	(41,837)	–	(41,837)	–	(41,837)
Issuance of capital stock – net of conversion (Note 19)	1	–	–	1	–	–	2	–	2
Others (Notes 2 and 13)	–	–	–	–	–	–	–	127	127

Balances as at September 30, 2011	4,420	947	(6,505)	62,891	25,375	(1,134)	85,994	441	86,435

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2012 and 2011
(in million pesos)

	2012	2011
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	37,322	40,326
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	23,304	20,176
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	3,979	3,889
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	1,793	1,184
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	1,532	(626)
Incentive plans (Notes 3, 5 and 25)	1,250	1,132
Amortization of intangible assets (Notes 3 and 14)	1,158	207
Accretion on financial liabilities – net (Notes 5, 20 and 27)	795	807
Pension benefit costs (income) (Notes 3, 5 and 25)	119	(38)
Losses (gains) on disposal of property, plant and equipment (Note 9)	(73)	12
Gain on disposal of net assets held-for-sale (Note 10)	(872)	–
Interest income (Notes 4, 5 and 15)	(1,019)	(1,013)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(1,440)	(1,520)
Gain on disposal of investment available-for-sale (Note 10)	(2,016)	–
Foreign exchange gains – net (Notes 4, 9 and 27)	(2,403)	(106)
Others	(970)	(642)

Operating income before changes in assets and liabilities	62,459	63,788
Decrease (increase) in:
Trade and other receivables	(3,576)	(332)
Inventories and supplies	1,007	(147)
Prepayments	225	198
Advances and other noncurrent assets	(38)	79
Increase (decrease) in:
Accounts payable	(1,406)	(3,159)
Accrued expenses and other current liabilities	4,908	3,482
Pension and other employee benefits	(1,250)	(162)
Customers’ deposits	263	33
Other noncurrent liabilities	(196)	27

Net cash flows generated from operations	62,396	63,807
Income taxes paid	(7,574)	(8,820)

Net cash flows from operating activities	54,822	54,987

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	980	1,032
Dividends received (Note 10)	752	486
Proceeds from:
Disposal of investments available-for-sale	3,567	–
Disposal of net assets held-for-sale	919	–
Disposal of property, plant and equipment (Note 9)	150	265
Maturity of short-term investments	–	302
Disposal of investment – net of cash of deconsolidated subsidiaries	–	173
Notes receivable	–	85
Cash of newly consolidated subsidiary – net of payment for purchase of subsidiary	–	72
Payments for:
Purchase of investments available-for-sale	(4)	–
Purchase of short-term investments	(23)	(244)
Purchase of additional shares of subsidiaries	(915)	–
Purchase of investments in joint ventures (Note 10)	(2,813)	–
Deposit for future stock subscription (Note 10)	(6,000)	–
Purchase of intangible assets	–	(9)
Contingent consideration arising from business combinations	–	(1,910)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(699)	(480)
Additions to property, plant and equipment (Notes 4 and 9)	(18,595)	(14,068)
Decrease in advances and other noncurrent assets	(84)	(64)
Net cash flows used in investing activities	(22,765)	(14,360)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Nine Months Ended September 30, 2012 and 2011
(in million pesos)

	2012	2011
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Availments of long-term debt (Note 20)	40,892	11,300
Availments of long-term financing for capital expenditures	5,305	3,999
Proceeds from notes payable (Note 20)	557	1,269
Payments of obligations under finance leases	(7)	(33)
Payments of debt issuance costs (Note 20)	(57)	(39)
Payments of redemption of liabilities	(247)	–
Settlements of derivative financial instruments (Note 27)	(918)	(475)
Payments of notes payable (Note 20)	(3,713)	(191)
Payments of interest – net of capitalized portion (Notes 5, 20 and 27)	(4,195)	(3,941)
Trust fund for redemption of shares (Note 19)	(5,603)	–
Settlements of long-term financing for capital expenditures	(7,297)	(3,276)
Payments of long-term debt (Note 20)	(27,036)	(11,764)
Payments of cash dividends (Note 19)	(36,854)	(41,484)
Proceeds from issuance of capital stock	48	2
Net cash flows used in financing activities	(39,125)	(44,633)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(355)	44

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,423)	(3,962)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	46,057	36,678

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	38,634	32,716

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common             shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2012.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at September 30, 2012. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at September 30, 2012, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On
October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 50 million ADSs outstanding as at September 30, 2012.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and business process outsourcing, or BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at September 30, 2012:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	–	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of	–	100.0
		debit and/or charge cards
Smarthub, Inc., or SHI	Philippines	Software development and sale of	–	100.0
		maintenance and support services
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Far East Capital Limited, or FECL, and Subsidiary,	Cayman Islands	Cost effective offshore financing and risk	–	100.0
or FECL Group		management activities for Smart
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource Enterprise,	Philippines	Cellular mobile services	–	100.0
or CURE
Chikka Holdings Limited, or Chikka, and Subsidiaries, or	British Virgin	Mobile applications development and	–	100.0
Chikka Group	Islands	services; Content provider
Smarthub Pte. Ltd.	Singapore	Investment company	–	100.0
(formerly SmartConnect Holdings Pte. Ltd.), or SHPL:
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and	–	100.0
		Global System for Mobile Communication, or
		GSM, enabled global telecommunications
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Telesat, Inc., or Telesat(a)	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or	Philippines	Satellite information and messaging services	88.5	11.5
ACeS Philippines
Mabuhay Investment Corporation (formerly Mabuhay Satellite	Philippines	Investment company	67.0	–
Corporation), or MIC(a)(b)

Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	–	99.5
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or	British Virgin
PLDT Global Group	Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI(a)	Philippines	Data and network services	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries,	Philippines	Telecommunications services	100.0	–
or Philcom Group
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and	75.0	–
		related VAS
Digitel:	Philippines	Telecommunications services	99.5	–
	British Virgin
Digitel Capital Philippines Ltd., or DCPL	Islands	Telecommunications services	–	99.5
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	–	99.5
ePLDT, Inc., or ePLDT(c)(d)(e):	Philippines	Information and communications	100.0	–
		infrastructure for internet-based services,
		e-commerce, customer relationship
		management and information technology, or
		IT, related services
ABM Global Solutions, Inc.	Philippines	Internet-based purchasing, IT consulting	–	93.5
(formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS		and professional services
Group
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0
netGames, Inc., or netGames	Philippines	Gaming support services	–	57.5
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin	International distributor of Filipino	60.0	–
	Islands	channels and content
BPO
SPi Global Holdings, Inc., or SPi Global(d):	Philippines	Investment company	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries,	Philippines	Knowledge processing solutions	–	100.0
or SPi Group(c)
SPi CRM, Inc., or SPi CRM, (formerly ePLDT Ventus, Inc.)(c)	Philippines	Customer relationship management	–	100.0
SPi Global Investments Limited, or SGIL, and Subsidiaries, or	British Virgin	General administration, planning and	–	100.0
SGIL Group(f)	Islands	corporate services to its affiliates,
		subsidiaries and branches
Infocom Technologies, Inc., or Infocom(c)	Philippines	Customer relationship management	–	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	–	99.7

(a)	Ceased commercial operations.

(b)	Ceased commercial operations, however, on January 13, 2012, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On December 6, 2011, SPi, SPi CRM and Infocom were transferred by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.

(d)	On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See discussion in Note 4 – Operating Segment Information.

(e)	On June 11, 2012, MySecureSign, or MSSI, and ePLDT were merged wherein ePLDT became the surviving company.

(f)	On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered to Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. The number of shares approved for repurchase under the buyback programs were 58 million,
25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. PCEV repurchased 2.8 million shares at a total cost of Php23 million in 2009 and 0.8 million shares at a total cost of Php6 million in 2010 under the program approved on August 3, 2009. As at September 30, 2012 and December 31, 2011, cumulative shares repurchased under the share buyback programs totaled 86.6 million at an aggregate cost of Php620 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par.

The program approved on August 3, 2009 was terminated by PCEV’s Board of Directors on March 5, 2012 in anticipation of the tender offer by Smart to PCEV’s remaining noncontrolling shareholders.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart, as the owner of 99.5% of the outstanding common shares of PCEV, to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Report with the Philippine SEC on March 15, 2012. The Tender Offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV. The aggregate cost of the Tender Offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for Voluntary Delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the shares of Common Stock of PCEV from the PSE on May 18, 2012, the Board of Directors and stockholders of PCEV approved on June 6, 2012 and July 31, 2012, respectively, the following: (1) the decrease in the authorized capital stock of PCEV from Php12,800 million, divided into three classes: 12,060 million shares of Common Stock with a par value of Php1.00 each; 120 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 500 million shares of Class II Preferred Stock with a par value of Php1.00 each, to Php12,177 million, divided into three classes: 574 thousand shares of Common Stock with a par value of Php21,000.00 each; 33 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 50 million shares of Class II Preferred Stock with a par value of Php1.00 each (the “Decrease in Authorized Capital Stock”); and (2) the amendments to the Seventh Article of the Articles of Incorporation of PCEV (the “Seventh Article”) consisting of the following: (1) decrease in the amount of the authorized capital stock from Php12,800 million to Php12,177 million; (2) increase in the par value of shares of Common Stock from Php1.00 to Php21,000.00 per share and decrease in the number of shares of Common Stock into which a portion of the authorized capital stock is divided from 12,060 million to 574 thousand shares; and (3) decrease in the number of shares of Preferred Stock into which a portion of the authorized capital stock is divided from 120 million to 33 million shares of Class I Preferred Stock and from 500 million to 50 million shares of Class II Preferred Stock (the “Amendments to the Articles”). The Decrease in Authorized Capital Stock and Amendments to the Articles were approved by the Philippine SEC on October 8, 2012 (the “Effective Date”).

As a result of the increase in the par value of the shares of PCEV Common Stock, each multiple of 21,000 shares of PCEV Common Stock, with a par value of Php1.00 per share prior to the Effective Date, will be reduced to one share, with a par value of Php21,000.00. Shareholdings of less than 21,000 shares of PCEV Common Stock (the “Residual Shares”) which may not be replaced with a fractional share will be paid the fair value of such Residual Shares equivalent to Php4.50 per share.

Consequently, on the Effective Date, the number of outstanding shares of Common Stock of PCEV shall decrease to around 556 thousand from 11,683 million (exclusive of treasury shares) and the number of holders of such shares shall decrease from 19,742 to around 110 (the “Remaining Stockholders”), with only three Remaining Stockholders holding 100 or more shares each.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of initially approximately 51.6% of the outstanding capital stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

The divestment of CURE’s related franchise and licenses qualifies as noncurrent assets held-for-sale but was no longer presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Reorganization of SPi Global

On July 25, 2011, ePLDT sold its 100% equity interest in SPi Global to PLDT to serve as the new holding company for BPO business segment of the PLDT Group. Subsequently, on December 6, 2011, ePLDT also sold its 100% equity interest in SPi, SPi CRM and Infocom to SPi Global. The transaction was made at carrying values and has no impact in our consolidated financial statements. See discussion in Note 4 – Operating Segment Information.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger of MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on the unaudited consolidated financial statements of the PLDT Group.

DMPI’s Equity Restructuring

On April 12, 2012, the Board of Directors of Digitel and DMPI approved the following: (1) the conversion of Digitel’s deposit for future stock subscription in DMPI of Php17,665 million and a portion of Digitel’s advances to DMPI in the amount of Php13,767 million into additional shares of stock at a premium which resulted in an additional paid-in capital, or APIC, of Php30,909 million; and (2) the application of the adjusted APIC, which is comprised of the APIC from the conversion of advances into equity, as discussed in item (1), and the outstanding APIC of Php34 million, against the deficit of Php30,943 million as at December 31, 2011.

On June 19, 2012, the Philippine SEC approved DMPI’s equity restructuring, which involved the application of DMPI’s APIC in item (2) above against the deficit as at December 31, 2011.

Digitel’s Equity Restructuring

On April 12, 2012, the Board of Directors of Digitel approved the following: (a) the amendment of Digitel’s Articles of Incorporation to increase its authorized capital stock from 25 billion             shares to 29.5 billion shares with a par value of Php1.00 per share in preparation for the exchange of the remaining 2014 Zero Coupon Exchangeable Bonds issued by DCPL into Digitel             shares; (b) the subsequent amendment of Digitel’s Articles of Incorporation to decrease its authorized and subscribed capital stock through the reduction in par value to create APIC; and (c) the application of Digitel’s adjusted APIC against the deficit of Php34.5 billion as at April 30, 2012. Subsequently, on June 28, 2012, the Digitel shareholders ratified these changes in the authorized capital stock. On September 11, 2012, the Philippine SEC approved the above transactions.

ePLDT’s Acquisition of IP Converge Data Services, Inc., or IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc. entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI. The total acquisition cost is between Php700 million to Php800 million, depending on the achievement of certain financial targets for IPCDSI for full year 2012. The final purchase price will be determined upon issuance of the unaudited financial statements of IPCDSI for 2012. IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM.

Change in the Presentation of our Outbound Revenues

In December 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to December 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenues on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change is for presentation only, and has no impact on our consolidated net income, earnings per share, cash flows and statements of financial position. The table below shows the affected line items in our financial information for the nine months ended September 30, 2011.

	As restated	As previously presented	Change
	(in million pesos)
Revenues (Note 4)	114,049	105,026	9,023
Expenses	73,368	64,345	9,023
EBITDA margin(1) (Note 4)	54%	59%	(5%)

(1)	See discussion in Note 4 – Operating Segment Information.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following amendments to existing PFRSs effective beginning January 1, 2012:

Amendment to PFRS 7, Financial Instruments: Disclosures – Transfer of Financial Assets. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of our financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The adoption of this amendment did not have any impact on our financial position or performance.

Amendment to PAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendment clarified the determination of deferred income tax on investment property measured at fair value. The amendment introduced a rebuttable presumption that deferred income tax on investment property measured using the fair value model in PAS 40, Investment Property, should be determined on the basis that its carrying amount will be recovered through sale. The adoption of this amendment did not have any impact on our financial position or performance.

Significant Accounting Policies

The following are the significant accounting policies applied by us in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39, Financial Instruments: Recognition and Measurement, either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of PAS 39, it is measured in accordance with the appropriate PFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred, the amount recognized for noncontrolling interest and the acquisition-date fair value of previously held equity interest in the acquiree over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGU’s because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided that the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and Subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under PLDT Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent assets held-for-sale and discontinued operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as at FVPL if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at fair value through profit or loss.

Our financial assets at FVPL include portions of short-term investments as at September 30, 2012 and portions of short-term investments and overlay principal only-currency swap as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include cash and cash equivalents, trade and other receivables, portions of short-term investments, and portions of advances and other noncurrent assets as at September 30, 2012 and December 31, 2011. See Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include investment in debt securities as at September 30, 2012 and December 31, 2011. See Note 11 – Investment in Debt Securities and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Our available-for-sale financial assets include quoted and unquoted equity securities as at September 30, 2012 and December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only currency swaps, interest rate swaps and equity forward sale contract as at September 30, 2012 and long-term principal only currency swaps, interest rate swaps and forward foreign exchange contracts as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, and accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at September 30, 2012 and December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as 20.0% or more of the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in the profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred in the period in which they occur.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the period of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGUs, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the EIR method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original EIR. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Impairment of Trade and Other Receivables

Individual Impairment

Retail Subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate Subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided after for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign Administrations and Domestic Carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, Agents and Others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances regardless of the age of balances.

Collective Impairment

Postpaid Wireless and Fixed Line Subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Others Subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue or cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is recognized on a gross basis, otherwise, revenue is recognized on a net basis.

Service Revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business; and knowledge processing solutions and customer relationship management services in the business process outsourcing business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart, Red Mobile and Sun Cellular, from local exchange services primarily through landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text, Red Mobile and Sun Cellular. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading, infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation, bonus credits or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit, and network usages are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is the net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Knowledge processing solutions and customer relationship management and other services

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Revenue from server hosting, collocation services and customer support services under our information and communications business are recognized as the service is performed.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Non-service Revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” account in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividends

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments, changes in actuarial assumptions and the effect of any curtailments or settlements. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and certain of its subsidiaries record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and certain of its subsidiaries, essentially coinciding with their cash contributions to the plans.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are set off, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the unaudited consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the unaudited consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to September 30, 2012

We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective 2013

PFRS 1, First-time Adoption of Philippine Financial Reporting Standards. The amendment clarifies that an entity that has stopped applying PFRS may choose to either: (a) re-apply PFRS 1, even if the entity applied PFRS 1 in a previous reporting period; or (b) apply PFRS retrospectively in accordance with PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under PFRS. It also clarifies that upon adoption of PFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with PAS 23, Borrowing Costs.

The amendments to PFRS 1 are to be retrospectively applied for annual periods beginning on or after January 1, 2013. The amendment has no impact on our financial position or performance.

PAS 1, Presentation of Financial Statements. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period.

The amendments to PAS 1 are to be retrospectively applied for annual periods beginning on or after January 1, 2013. The amendment has no impact on our financial position or performance.

PAS 16, Property, Plant and Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

We are currently assessing the potential impact of adoption of amendment of PAS 16 when these become effective for annual periods beginning on or after January 1, 2013.

PAS 32, Financial Instruments: Presentation. The amendment removes existing income tax requirements from PAS 32 and requires entities to apply requirements in PAS 12, Income Taxes, to any income tax arising from distributions to equity holders.

The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2013. The amendment has no impact on our financial position or performance.

PAS 34, Interim Financial Reporting. The amendment clarifies the requirements in PAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in PFRS 8, Operating Segments.

We are currently assessing the potential impact of adoption of amendment of PAS 34 when these become effective for annual periods beginning on or after January 1, 2013.

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with PAS 32. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with PAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information, presented separately for financial assets and financial liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set–off in accordance with the criteria in PAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise included in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in PAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

The amendments to PFRS 7 are to be retrospectively applied for annual periods beginning on or after January 1, 2013. The amendment affects disclosures only and has no impact on our financial position or performance.

PFRS 10, Consolidated Financial Statements. PFRS 10 replaces the portion of PAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. PFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by PFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in PAS 27.

PFRS 11, Joint Arrangements. PFRS 11 replaces PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. PFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

We are currently assessing the potential impact of adoption of PFRS 10 and PFRS 11 when these become effective for annual periods beginning on or after January 1, 2013.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 includes all of the disclosures that were previously in PAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in PAS 31 and PAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

PFRS 13, Fair Value Measurement. PFRS 13 establishes a single source of guidance under PFRS for all fair value measurements. PFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under PFRS when fair value is required or permitted. We are currently assessing the impact that this standard will have on our financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 19, Employee Benefits. Amendments to PAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. We are currently assessing the impact of the amendment to PAS 19. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 27, Separate Financial Statements. As a consequence of the new PFRS 10 and PFRS 12, what remains of PAS 27 is limited to accounting for subsidiaries, JCEs, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 28, Investments in Associates and Joint Ventures. As a consequence of the new PFRS 11 and PFRS 12, PAS 28, Investments in Associates, has been renamed PAS 28, Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Amendments to PAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to PAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on our financial position or performance. The amendment becomes effective for annual periods beginning July 1, 2012.

Effective 2014

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set- off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting is expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing impact of the amendments to PAS 32.

Effective 2015

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9 as issued reflects the first phase on the replacement of PAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed with the completion of this project which is expected on the first half of 2012.

We have made an evaluation of the impact of the adoption of this standard. We decided not to early adopt PFRS 9 for our 2011 reporting ahead of its effectivity date on January 1, 2015, therefore, the interim financial statements as of and for the period ended September 30, 2012 do not reflect the impact of the said standard.

Only financial assets and liabilities will be affected by the standard and based on this evaluation, loans and receivables (consisting of cash and cash equivalents, short-term placements, trade and other receivables, and advances), investment in debt securities, and financial liabilities (consisting of accounts payable, accrued expenses, customers’ deposits, deferred credits, long-term debt, notes payable, obligations under finance leases, and dividends payable), which are carried at amortized cost will not be significantly affected. Upon adoption, these financial instruments shall continue to be carried at their amortized cost, thus, will have no significant financial impact to our financial position and performance. For the derivative financial assets and liabilities, we will still carry them at fair value through profit and loss. For our current available-for-sale investments which are composed of equity investments carried at fair value, we plan to classify these items at fair value through other comprehensive income and will continue to measure these investments at fair value to be presented in other comprehensive income, thus, this has no significant financial impact to our financial position and performance. We shall revisit this assessment in fiscal year 2013.

We shall conduct another impact evaluation in 2013 using the financial statements as at and for the year ending December 31, 2012. Given the amendments on PFRS 9, at present, we do not plan to early adopt in our 2012 financial reporting.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future periods.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in PAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases amounted to Php4,553 million and Php2,958 million for the nine months ended September 30, 2012 and 2011, respectively. Total finance lease obligations amounted to Php12 million and Php14 million as at September 30, 2012 and December 31, 2011, respectively. See Note 20 – Interest-bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT’s Acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer for the Digitel shares held by the public or noncontrolling shareholders were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGSHI; (b) the remaining non-controlling shareholders of  Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011, or the Closing Date of the sale transaction, or the Closing Date, up to the end of tender offer period on January 16, 2012. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGSHI. At the end of the tender offer period, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

In December 2011, we recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment.

The goodwill from the acquisition of Laserwords Private Ltd., or Laserwords, ePDS and Digitel of Php558 million, Php26 million and Php58,170 million, respectively, were not tested for impairment since there were no indicators of impairment identified. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests.

The carrying values of our property, plant and equipment, investments in associates and joint ventures and deposit for future stock subscription, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php23,304 million and Php20,176 million for the nine months ended September 30, 2012 and 2011, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php196,027 million and Php200,142 million as at September 30, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

There were no gains from fair value adjustments charged to profit or loss in each of the nine months ended September 30, 2012 and 2011. Total carrying values of our investment properties amounted to Php1,115 million each as at September 30, 2012 and December 31, 2011. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php1,158 million and Php207 million for the nine months ended September 30, 2012 and 2011, respectively. Total carrying values of goodwill and intangible assets amounted to Php80,171 million and Php82,603 million as at September 30, 2012 and December 31, 2011, respectively. See Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php15,410 million and Php16,098 million as at September 30, 2012 and December 31, 2011, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php3,707 million and Php4,240 million as at September 30, 2012 and December 31, 2011, respectively. Total consolidated provision for deferred income tax amounted to Php743 million and Php30 million for the nine months ended September 30, 2012 and 2011, respectively. Total consolidated net deferred income tax assets amounted to Php5,329 million and Php5,975 million as at September 30, 2012 and December 31, 2011, respectively, while total consolidated net deferred income tax liabilities amounted to Php7,444 million and Php7,260 million as at September 30, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,577 million and Php1,134 million for the nine months ended September 30, 2012 and 2011, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php17,389 million and Php16,245 million as at September 30, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and
Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php216 million and Php43 million for the nine months ended September 30, 2012 and 2011, respectively. The carrying values of inventories and supplies amounted to Php2,748 million and Php3,827 million as at September 30, 2012 and December 31, 2011, respectively. See
Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php119 million for the nine months ended September 30, 2012 and total consolidated pension benefit income amounted to Php38 million for the nine months ended September 30, 2011. Unrecognized net actuarial gains amounted to Php2,888 million and Php2,886 million as at September 30, 2012 and December 31, 2011, respectively. The prepaid benefit costs amounted to Php6,859 million and Php5,654 million as at September 30, 2012 and December 31, 2011, respectively. The accrued benefit costs amounted to Php578 million and Php496 million as at September 30, 2012 and December 31, 2011, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Employee Benefits.

The 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. Total LTIP cost amounted to Php1,132 million for the nine months ended September 30, 2011. See
Note 5 – Income and Expenses and Note 25 – Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important newly hired executives, ensures the continuity of management and assists in succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the nine months ended September 30, 2012 amounted to Php1,250 million. See Note 5 – Income and Expenses and Note 25 – Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,263 million and Php2,107 million as at September 30, 2012 and December 31, 2011, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities amounted to Php71,702 million and Php232,354 million, respectively, as at September 30, 2012, while the total fair values of financial assets and liabilities amounted to Php72,002 million and Php216,443 million, respectively, as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart, CURE (the Red Mobile business of CURE was transferred to Smart on June 30, 2012), and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at September 30, 2012), our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 16% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and AGS Group; and netGames; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services on April 1, 2011, disposed of its 57.51% interest in Level Up!, a publisher of online games on July 11, 2011, and transferred its 99.64% interest in Infocom to SPi Global on December 6, 2011;

•	BPO – knowledge processing solutions provided by the SPi Group; and customer relationship management provided by SPi CRM, SGIL Group and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others – PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests for further discussion.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common             shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, on March 30, 2010 and subsequently transferred 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and was reclassified from Wireless to Others business segment.

As at September 30, 2012, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the period is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities are based on measurement principles that are similar to those used in measuring the assets and liabilities in the consolidated statement of financial position, which is in accordance with PFRS.

The segment revenues, net income for the period, assets, liabilities, and other segment information of our reportable operating segments for the nine months ended September 30, 2012 and 2011 and as at September 30, 2012 and December 31, 2011 are as follows:

					Inter-segment
	Wireless	Fixed Line	BPO	Others	Transactions	Consolidated
	(in million pesos)
September 30, 2012 (Unaudited)
Revenues
External customers:	82,978	38,837	6,742	–	–	128,557
Service revenues (Note 3)	81,306	38,196	6,742	–	–	126,244
Non-service revenues (Notes 3 and 5)	1,672	641	–	–	–	2,313
Inter-segment transactions:	5,995	7,320	528	–	(13,843)	–
Service revenues (Note 3)	5,995	7,309	528	–	(13,832)	–
Non-service revenues (Notes 3 and 5)	–	11	–	–	(11)	–

Total revenues	88,973	46,157	7,270	–	(13,843)	128,557

Results
Depreciation and amortization (Notes 3 and 9)	13,276	9,681	347	–	–	23,304
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	1,013	780	–	–	–	1,793
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(35)	114	–	1,361	–	1,440
Interest income (Note 5)	439	696	11	42	(169)	1,019
Financing costs – net (Notes 5, 9, 20 and 27)	1,995	3,159	24	–	(169)	5,009
Provision for income tax (Notes 3 and 7)	7,836	535	259	3	–	8,633
Net income / Segment profit	20,512	3,266	770	4,141	–	28,689
EBITDA	41,942	14,822	1,484	(15)	345	58,578
EBITDA margin	48%	33%	20%	–	–	46%
Core income	19,291	3,733	765	4,231	–	28,020
Assets and liabilities
Operating assets	198,668	223,968	12,954	10,015	(75,666)	369,939
Investments in associates and joint ventures and deposit for future stock subscription (Notes 3, 5, 10 and 27)	97	6,228	–	20,654	–	26,979
Deferred income tax assets – net (Notes 3, 7 and 27)	22	5,074	233	–	–	5,329
Consolidated total assets	198,787	235,270	13,187	30,669	(75,666)	402,247

Operating liabilities	115,350	182,227	2,752	706	(47,369)	253,666
Deferred income tax liabilities – net (Notes 3, 7 and 27)	5,581	1,703	160	–	–	7,444

Consolidated total liabilities	120,931	183,930	2,912	706	(47,369)	261,110

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	11,565	7,404	325	–	–	19,294
September 30, 2011 (Unaudited)
Revenues (1)
External customers:	70,929	37,153	5,967	–	–	114,049
Service revenues (Note 3)	69,921	36,380	5,967	–	–	112,268
Non-service revenues (Notes 3 and 5)	1,008	773	–	–	–	1,781
Inter-segment transactions:	4,235	7,159	320	–	(11,714)	–
Service revenues (Note 3)	4,235	7,127	320	–	(11,682)	–
Non-service revenues (Notes 3 and 5)	–	32	–	–	(32)	–
Total revenues	75,164	44,312	6,287	–	(11,714)	114,049

Results(1)
Depreciation and amortization (Notes 3 and 9)	10,542	9,326	308	–	–	20,176
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	430	745	9	–	–	1,184
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(51)	149	–	1,422	–	1,520
Interest income (Note 5)	517	418	12	66	–	1,013
Financing costs – net (Notes 5, 9, 20 and 27)	2,044	2,697	31	–	–	4,772
Provision for income tax (Notes 3 and 7)	7,590	2,073	54	2	–	9,719
Net income / Segment profit	22,494	5,825	747	1,541	–	30,607
EBITDA	41,949	17,778	1,114	(9)	239	61,071
EBITDA margin(1)	57%	41%	18%	–	–	54%
Core income	22,932	5,017	659	1,994	–	30,602

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	5,978	8,266	303	1	–	14,548

December 31, 2011 (As Restated – Note 13)
Assets and liabilities(2)
Operating assets	136,821	281,770	13,211	9,982	(65,620)	376,164
Investments in associates and joint ventures and deposit for future stock subscription (Notes 3, 5, 10 and 27)	–	1,272	–	16,593	–	17,865
Deferred income tax assets – net (Notes 3, 7 and 27)	1,071	4,672	232	–	–	5,975
Consolidated total assets	137,892	287,714	13,443	26,575	(65,620)	400,004

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525
Deferred income tax liabilities – net (Notes 3, 7 and 27)	5,474	1,679	107	–	–	7,260

Consolidated total liabilities	138,818	192,248	3,384	754	(87,419)	247,785

(1)	The September 30, 2011 results have been restated to reflect the implementation of the reorganization of our business segments. See Note 2 – Summary of Significant Accounting Policies.

(2)	The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Consolidated EBITDA	58,578	61,071
Foreign exchange gains – net (Notes 9 and 27)	2,403	106
Equity share in net earnings of associates and joint ventures (Note 10)	1,440	1,520
Interest income (Notes 5 and 15)	1,019	1,013
Amortization of intangible assets (Notes 3 and 14)	(1,158)	(207)
Gains (losses) on derivative financial instruments – net (Note 27)	(1,532)	626
Financing costs – net (Notes 5, 9, 20 and 27)	(5,009)	(4,772)
Depreciation and amortization (Notes 3 and 9)	(23,304)	(20,176)
Asset impairment on noncurrent assets (Notes 3 and 5)	–	(7)
Other income (Note 18)	4,885	1,152

Consolidated income before income tax	37,322	40,326
Provision for income tax (Notes 3 and 7)	(8,633)	(9,719)

Consolidated net income	28,689	30,607

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Consolidated core income	28,020	30,602
Foreign exchange gains – net (Notes 9 and 27)	2,403	100
Core income adjustment on equity share in net earnings of associates and joint ventures	(90)	(453)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(1,283)	894
Others	–	(364)
Net tax effect of aforementioned adjustments	(336)	(161)
Net income attributable to equity holders of PLDT (Notes 6 and 8)	28,714	30,618
Net loss attributable to noncontrolling interests	(25)	(11)

Consolidated net income	28,689	30,607

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the nine months ended September 30, 2012 and 2011:

	2012		2011
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	129.52	129.52	162.02	161.98
Adjustments:
Foreign exchange gains – net (Notes 9 and 27)	7.79	7.79	0.48	0.47
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(0.42)	(0.42)	(2.42)	(2.40)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(4.16)	(4.16)	3.35	3.32
Others	–	–	(1.32)	(1.31)

	3.21	3.21	0.09	0.08

EPS attributable to common equity holder of PLDT (Note 8)	132.73	132.73	162.11	162.06

The following table presents our revenues from external customers by category of products and services for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	73,677	63,862
Broadband, satellite and others	7,629	6,059
	81,306	69,921
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	1,672	1,008

Total wireless revenues	82,978	70,929

Fixed line services
Services revenues:
Local exchange	12,294	11,342
International long distance	7,769	8,278
National long distance	3,597	4,201
Data and other network	14,010	11,800
Miscellaneous	526	759

	38,196	36,380
Non-service revenues:
Sale of computers	338	444
Point-product-sales	303	329

Total fixed line revenues	38,837	37,153

BPO services
Service revenues:
Knowledge processing solutions	4,855	4,179
Customer relationship management	1,887	1,788

Total BPO revenues	6,742	5,967

Total products and services from external customers	128,557	114,049

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the nine months ended September 30, 2012 and 2011, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,010	1,452
Point-product-sales	303	329

(Note 4)	2,313	1,781

Compensation and Employee Benefits

Compensation and employee benefits for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	17,230	14,503
Manpower rightsizing program, or MRP	1,786	125
Incentive plans (Notes 3 and 25)	1,250	1,132
Pension benefit costs (Notes 3 and 25)	292	203
	20,558	15,963

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php1,786 million and Php125 million for the nine months ended September 30, 2012 and 2011, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	6,058	3,193
Cost of point-product-sales	256	307
Cost of satellite air time and terminal units (Note 24)	67	83

	6,381	3,583

Asset Impairment

Asset impairment for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	1,577	1,134
Inventories and supplies (Notes 3 and 17)	216	43
Property, plant and equipment (Notes 3 and 9)	–	4
Prepayment and others	–	3
	1,793	1,184

Interest Income

Interest income for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	974	989
Interest income on HTM investments (Note 11)	25	23
Interest income on FVPL	20	1
(Note 4)	1,019	1,013

Financing Costs – net

Financing costs – net for the nine months ended September 30, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	4,678	4,369
Accretion on financial liabilities (Notes 20 and 27)	795	807
Financing charges	235	76
Capitalized interest (Note 9)	(699)	(480)
(Note 4)	5,009	4,772

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the nine months ended September 30, 2012 and 2011 are as follows:

				Revaluation	Total other
	Foreign currency	Net gains on		increment on	comprehensive loss
	translation	available-for-sale	Net transactions	investment	attributable to	Share of	Total other
	differences of	financial assets	on cash flow hedges	properties	equity holders of	noncontrolling	comprehensive
(Unaudited)	subsidiaries	– net of tax	– net of tax	– net of tax	PLDT	interests	loss – net of tax
	(in million pesos)
Balances as at January 1, 2012	(1,024)	52	14	314	(644)	8	(636)
Other comprehensive income (loss)	(685)	16	(1,260)	(1)	(1,930)	–	(1,930)

Balances as at September 30, 2012	(1,709)	68	(1,246)	313	(2,574)	8	(2,566)

Balances as at January 1, 2011	(1,639)	49	–	314	(1,276)	(1)	(1,277)
Other comprehensive income (loss)	132	3	7	–	142	9	151

Balances as at September 30, 2011	(1,507)	52	7	314	(1,134)	8	(1,126)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(As Restated – Note
		13)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,329	5,975
Net deferred income tax liabilities (Notes 3 and 4)	(7,444)	(7,260)

The components of our consolidated net deferred income tax assets and liabilities as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(As Restated – Note
		13)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for doubtful accounts	2,575	2,466
Unamortized past service pension costs	2,070	2,124
Unearned revenues	1,709	2,726
Unrealized foreign exchange losses	1,030	111
Derivative financial instruments	924	768
Provision for other assets	371	441
NOLCO	326	326
Accumulated write-down of inventories to net realizable values	161	198
MCIT	33	9
Fixed asset impairment	29	1,469
Capitalized taxes and duties – net of amortization	(80)	(125)
Capitalized foreign exchange differential – net of depreciation	(132)	(231)
Pension and other employee benefits	(1,805)	(1,653)
Undepreciated capitalized interest charges	(2,047)	(2,624)
Others	165	(30)

	5,329	5,975

Net deferred income tax liabilities:
Intangible assets – net of amortization	3,709	3,725
Unrealized foreign exchange gains	2,829	1,756
Fair value adjustment on fixed assets from business combinations	837	997
Undepreciated capitalized interest charges	504	582
Debt issuance costs	137	182
Fixed asset impairment	(140)	–
Others	(432)	18

	7,444	7,260

Changes in our consolidated net deferred income tax assets (liabilities) as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(As Restated – Note
		13)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3, 4 and 27)	5,975	6,110
Net deferred income tax liabilities – balance at beginning of the period (Notes 3, 4 and 27)	(7,260)	(1,099)

Net balance at beginning of the period	(1,285)	5,011
Movement charged directly to equity	(1)	–
Provision for deferred income tax (Note 3)	(743)	1,261
Excess MCIT deducted against RCIT due	–	(446)
Business combinations	–	(7,138)
Others	(86)	27

Net balance at end of the period	(2,115)	(1,285)

Net deferred income tax assets – balance at end of the period (Notes 3, 4 and 27)	5,329	5,975
Net deferred income tax liabilities – balance at end of the period (Notes 3, 4 and 27)	(7,444)	(7,260)

The analysis of our consolidated net deferred income tax assets as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	7,562	8,505
Deferred income tax assets to be recovered within 12 months	2,095	2,541

	9,657	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,952)	(4,301)
Deferred income tax liabilities to be settled within 12 months	(376)	(770)

	(4,328)	(5,071)

Net deferred income tax assets (Notes 3, 4 and 27)	5,329	5,975

The analysis of our consolidated net deferred income tax liabilities as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(As Restated – Note
		13)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	641	–
Deferred income tax assets to be recovered within 12 months	195	274

	836	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(7,626)	(7,164)
Deferred income tax liabilities to be settled within 12 months	(654)	(370)

	(8,280)	(7,534)

Net deferred income tax liabilities (Notes 3, 4 and 27)	(7,444)	(7,260)

Provision for corporate income tax for the nine months ended September 30, 2012 and 2011 consists of:

	2012	2011
	(Unaudited)
	(in million pesos)
Current	7,890	9,689
Deferred (Note 3)	743	30

	8,633	9,719

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	11,196	12,098
Tax effects of:
Nondeductible expenses	1,281	232
Equity share in net earnings of associates and joint ventures	(432)	(456)
Income subject to final tax	(598)	(317)
Income subject to lower tax rate	(654)	(439)
Income not subject to income tax	(969)	(344)
Difference between OSD and itemized deductions	–	(1,513)
Net movement in unrecognized deferred income tax assets and other adjustments	(1,191)	458
Actual provision for corporate income tax	8,633	9,719

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart expects to continue to use the OSD method for computing the taxable income in the foreseeable future. The availment of the OSD method has affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php3,707 million and Php4,240 million as at September 30, 2012 and December 31, 2011, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	25,344	29,029
NOLCO	12,054	11,372
Provisions for other assets	6,649	6,532
Accumulated provision for doubtful accounts	4,584	4,113
Unearned revenues	922	893
Asset retirement obligation	662	627
Accumulated write-down of inventories to net realizable values	295	270
Derivative financial instruments	154	155
MCIT	144	133
Pension and other employee benefits	135	127
Unrealized foreign exchange losses	24	22
Operating lease and others	65	76
	51,032	53,349

Unrecognized deferred income tax assets (Note 3)	15,410	16,098

As at September 30, 2012, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php14,588 million and Php14,766 million as at September 30, 2012 and December 31, 2011, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at September 30, 2012 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2009	December 31, 2012	8	576
December 31, 2010	December 31, 2013	25	1,214
December 31, 2011	December 31, 2014	75	8,513
September 30, 2012	December 31, 2015	69	2,837

		177	13,140

Consolidated tax benefits		177	3,942
Consolidated unrecognized deferred income tax assets		(144)	(3,616)

Consolidated recognized deferred income tax assets		33	326

The excess MCIT totaling Php177 million as at September 30, 2012 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php12 million and Php445 million for the nine months ended September 30, 2012 and 2011, respectively. The amount of expired portion of excess MCIT amounted to Php16 million and nil for the nine months ended September 30, 2012 and 2011, respectively.

NOLCO totaling Php13,140 million as at September 30, 2012 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php742 million and Php472 million for the nine months ended September 30, 2012 and 2011, respectively. The amount of expired portion of excess NOLCO amounted to Php988 million and nil million for the nine months ended September 30, 2012 and 2011, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an Ecozone IT enterprise to provide IT enabled services with emphasis on the presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and the implementation of healthcare documentation solutions.

SPi CRM is registered as an Ecozone export enterprise that develop and provide customer relationship management services to local and overseas clients.

As registered PEZA enterprises, SPi and SPi CRM are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Three of SPi CRM facilities (SPi CRM Iloilo, SPi CRM Pasig and SPi CRM Mandaluyong) enjoy income tax holiday, or ITH, incentive as a Board of Investments, or BOI, registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 for SPi CRM Iloilo. Upon expiration of the ITH, SPi CRM Iloilo is now subject to a special income tax rate of 5% of gross income as a PEZA registered location. ITH incentive for SPi CRM Pasig and SPi CRM Mandaluyong commenced in August 2006 and November 2006, respectively, up to July 2012 and October 2012, respectively. SPi CRM Pasig, whose ITH incentive expired in July 2012, has an existing application for an extension of ITH with PEZA for another year.

The registration with PEZA for the operations of SPi CRM Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City issued a Certificate of Registration and Eligibility which granted SPi CRM Dumaguete the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status on July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to
Php147 million and Php1,024 million for the nine months ended September 30, 2012 and 2011, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the nine months ended September 30, 2012 and 2011:

	2012		2011
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	28,714	28,714	30,618	30,618
Dividends on preferred shares (Note 19)	(37)	(37)	(343)	(37)
Consolidated net income attributable to common equity holders of PLDT	28,677	28,677	30,275	30,581

	(in thousands, except per share amounts)

Outstanding common shares at beginning of the period	214,436	214,436	186,756	186,756
Effect of issuance of common shares during the period (Note 19)	1,619	1,619	–	–
Common shares equivalent to convertible preferred shares deemed dilutive:
Preferred Stock Series A to HH	–	–	–	1,941
Weighted average number of common shares	216,055	216,055	186,756	188,697

Earnings per share attributable to common equity holders of PLDT (Note 4)	Php132.73	Php132.73	Php162.11	Php162.06

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Series HH in 2012 and Series A to EE in 2011 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are convertible into common shares, including the effect of the treasury shares, and compared against the basic EPS.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. We have acquired approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at September 30, 2012 and December 31, 2011 in accordance with the share buyback program. The effect of the share buyback program was considered in computing our basic and diluted earnings per common share for the nine months ended September 30, 2012 and 2011. See Note 19 – Equity and Note 27 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

							Information
					Vehicles, furniture		origination
	Cable and wire	Central office		Buildings	and other network	Communications	and termination	Land and	Property under
	facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2010 (Audited)
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	–	(253,206)

Net book value	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184

Year Ended December 31, 2011 (As Restated – Note 13)
Net book value at beginning of the year	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	–	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	–	–	(145)	(2)	(470)
Translation differences charged directly to cumulative translation adjustments	1	–	–	–	4	–	–	–	–	5
Acquisition through business combinations (Note 13)	6,772	1,104	29,062	1,881	927	–	116	476	1,806	42,144
Impairment losses recognized during the year	(5)	(4)	(8,457)	(2)	–	–	(2)	–	–	(8,470)
Reclassifications (Note 12)	54	(39)	–	168	35	–	–	269	(17)	470
Transfers	3,774	2,861	3,422	386	1,303	–	159	–	(11,905)	–
Depreciation and amortization	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	–	(508)	(1)	–	(27,957)

Net book value at end of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

As at December 31, 2011 (As Restated – Note 13)
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	–	(281,505)

Net book value (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

Period Ended September 30, 2012 (Unaudited)
Net book value at beginning of the period (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142
Additions	1,828	277	4,355	385	1,777	–	254	2	10,464	19,342
Disposals/Retirements	(8)	(4)	(26)	–	(44)	–	–	(7)	–	(89)
Translation differences charged directly to cumulative translation adjustments	–	(16)	–	(11)	(31)	–	–	–	(5)	(63)
Transfers and others	6,490	2,416	1,409	249	666	–	24	–	(11,254)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income (Note 6)	–	–	–	(1)	–	–	–	–	–	(1)
Depreciation and amortization (Notes 3 and 4)	(8,581)	(3,089)	(7,233)	(1,080)	(2,931)	–	(389)	(1)	–	(23,304)

Net book value at end of the period (Note 3)	59,212	20,169	49,823	12,125	7,287	–	1,115	2,730	43,566	196,027

As at September 30, 2012 (Unaudited)
Cost	167,127	113,681	156,444	26,736	46,807	966	11,140	2,988	43,566	569,455
Accumulated depreciation, impairment and amortization	(107,915)	(93,512)	(106,621)	(14,611)	(39,520)	(966)	(10,025)	(258)	–	(373,428)

Net book value (Note 3)	59,212	20,169	49,823	12,125	7,287	–	1,115	2,730	43,566	196,027

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php699 million and Php480 million for the nine months ended September 30, 2012 and 2011, respectively. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php9,248 million and Php10,357 million as at September 30, 2012 and December 31, 2011, respectively. The average interest capitalization rates used were approximately 5% and 6% for the nine months ended September 30, 2012 and 2011, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php472 million and Php837 million as at September 30, 2012 and December 31, 2011, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the nine months ended September 30, 2012 and 2011.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	5 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to nil and Php6 million as at September 30, 2012 and December 31, 2011, respectively. See Note 20 – Interest-bearing Financial Liabilities.

Impairment of Certain Network Equipment and Facilities of Smart

In December 2011, Smart recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result in savings in operating expenses, as well as alignment of Smart and Digitel networks. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

10.	Investments in Associates and Joint Ventures and Deposit for Future Stock Subscription

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
Pacific Global One Aviation Co., Inc., or PG1	138	155
Digitel Crossing, Inc., or DCI	90	92
Philweb Corporation, or Philweb	–	1,025
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	228	1,272

Carrying value of investments in joint ventures:
Beacon	20,654	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	97	–
PLDT Italy S.r.l., or PLDT Italy	–	–

	20,751	16,593

Deposit for future stock subscription:
MediaQuest Holdings, Inc., or MediaQuest	6,000	–
Total carrying value of investments in associates and joint ventures and deposit for future stock subscription (Note 27)	26,979	17,865

Changes in the cost of investments for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	18,196	24,636
Additions during the period	2,843	155
Assets held-for-sale	(712)	–
Business combinations (Note 13)	–	(6)
Disposal during the period (including transfer of interests in Meralco to Beacon)	–	(6,589)
Translation and other adjustments	(12)	–
Balance at end of the period	20,315	18,196

Changes in the accumulated impairment losses for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,882	1,974
Impairment	–	44
Impairment recovery	–	(92)
Translation and other adjustments	(4)	(44)
Balance at end of the period	1,878	1,882

Changes in the accumulated equity share in net earnings of associates and joint ventures for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,551	541
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	1,440	2,035
Beacon	1,361	1,267
Philweb	136	215
DCI	(2)	92
BayanTrade	(3)	–
PG1	(17)	–
MPS	(35)	(115)
Meralco	–	576
Dividends	(33)	(519)
Assets held-for-sale	(416)	–
Business combinations (Note 13)	–	(11)
Disposals	–	(402)
Translation and other adjustments	–	(93)
Balance at end of the period	2,542	1,551

Investments in Associates

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in an associate’s operations.

The Group has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that the Group only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement between Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is currently evaluating and reviewing the proper disposition of this investment.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The unpaid balance of Php50 million which remains outstanding as at September 30, 2012 and December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT reduced to 332 million shares from 33,157 million shares.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at December 31, 2011.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012; thereby increasing ePLDT’s shares to 398 million             shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, which will be completed by the end of 2013. The first tranche, which was transacted on July 13, 2012, and the second tranche which will be paid on December 12, 2012, are both for 93.5 million common shares, each tranche for a total purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million. The third tranche will be paid on June 13, 2013 for 93.5 million common             shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. See Note 27 – Financial Assets and Liabilities.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche was completed on October 22, 2012.

Investment of ACeS Philippines in AIL

As at September 30, 2012, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php3 million and Php43 million for the nine months ended September 30, 2012 and 2011, respectively. Share in net cumulative losses amounting to Php2,037 million and Php2,035 million as at September 30, 2012 and December 31, 2011, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at September 30, 2012 and December 31, 2011 and for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	358	893
Current assets	578	912
Capital deficiency	(1,683)	(858)
Noncurrent liabilities	887	1,489
Current liabilities	1,732	1,174

	2012	2011
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	104	12,079
Expenses	121	10,094
Other expenses	3	870
Net income	15	793

We have no outstanding contingent liabilities or capital commitments with our associates as at September 30, 2012 and December 31, 2011.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5,000 million consisting of 3 billion common shares with a par value of Php1 per share and 2 billion preferred shares with a par value of Php1 per share. The preferred             shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock for a subscription price of Php10 per share or a total of Php8,010 million.

On March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon.”

PCEV likewise completed its subscription to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or Php23,130 million in the aggregate.

On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

PCEV’s Additional Investment in Beacon and Sale of Beacon’s Preferred Shares

On January 20, 2012, PCEV and Beacon entered into a Subscription Agreement for the subscription by PCEV to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon agreed to purchase 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred 154.2 million Meralco common shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the Meralco shares to a third party.

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million and the subscription to 1,199 million Beacon preferred shares of the same amount.

The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for said preferred shares.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain is presented as an adjustment to the investment cost of the Beacon preferred shares. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

On June 6, 2012, the PCEV Board of Directors approved the sale of 282.2 million Beacon preferred             shares to MPIC for a total consideration of Php3,563 million. In this instance, the sale of Beacon preferred shares is deemed between non-related entities. Consequently, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares of Php5,440 million and Php6,991 million as at September 30, 2012 and December 31, 2011, respectively, was presented as part of available-for-sale financial assets in our consolidated statements of financial position.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by First Philippine Pacific Holdings Corporation, or FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

On March 30, 2010, Beacon exercised the Call Option and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, Rockwell Land Corporation, or Rockwell, common             shares that may be declared by Meralco as property dividends. Beacon recognized in March 2010, a liability for contingent consideration amounting to Php2,703 million for said Rockwell common             shares. The liability for contingent consideration was remeasured based on the fair value of said Rockwell common shares as at December 31, 2011 and 2010 and the resulting remasurement loss of Php317 million and Php331 million were charged to profit or loss for the years ended December 31, 2011 and 2010, respectively.

On February 27, 2012, Meralco’s Board of Directors declared its common shareholdings in Rockwell as property dividend, to shareholders of record as at March 23, 2012, payable five days after the approval by the Philippine SEC of such property dividend, which approval was issued on April 27, 2012. Thereafter, Beacon remeasured its liability for contingent consideration based on the fair value of said Rockwell common shares when these were declared as dividends. Beacon also reclassified the fair value of the Rockwell common shares from the “Investment in Meralco” account to the “Investment in associate – Rockwell” account. On June 28, 2012, Beacon transferred all its investment in Rockwell common shares to FPHC via a crossed sale at the PSE. With the transfer, Beacon closed its investment in Rockwell against its liability for contingent consideration and recognized a gain on disposal of investment of Php77 million for the difference.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly controlled entity.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common             shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate cost of Php14,310 million.

In January 2012, Beacon acquired 30 million Meralco common shares from First Philippine Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million.

As at September 30, 2012, Beacon beneficially owned 541 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php111,475 million and market value of Php138,017 million based on quoted price of Php225 per share. As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,311 million and Php17,835 million as at September 30, 2012 and December 31, 2011, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility of Php4,000 million (at an interest rate based on a spread of 1.5% over the ten-year PDST-F rate) was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The outstanding balance of the facility amounted to Php10,852 million and Php3,897 million as at September 30, 2012 and December 31, 2011, respectively. The remaining Php7,000 million was subsequently drawn on July 9, 2012 (at an interest rate based on a spread of 1.5% over the interpolated PDST-F rate based on the remaining life of the facility) and used for the payment of the final tranche of the deferred purchase made in May 2011.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php4,937 million as at September 30, 2012.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. On April 25, 2012, SHI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted by SHI. On August 23, 2012, the balance of US$1.3 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SHI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SHI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at September 30, 2012 and December 31, 2011. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at September 30, 2012.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at September 30, 2012 and December 31, 2011 and for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	55,742	51,985
Current assets	1,831	822
Equity	40,363	36,210
Noncurrent liabilities	16,214	10,866
Current liabilities	996	5,731

	2012	2011
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	2,964	1,761
Expenses	45	57
Other expenses	968	704
Net income	1,951	1,001

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at September 30, 2012 and December 31, 2011.

Deposit for Future Stock Subscription

On May 8, 2012, the PLDT Board of Directors approved a Php6 billion investment by ePLDT, in Philippine Depositary Receipts, or PDRs, to be issued by MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund, or BTF. MediaQuest has investments in Associated Broadcasting Company Development Corporation, or TV5, and Mediascape, Inc., or Cignal TV. TV5 operates free-to-air TV and radio stations while Cignal TV operates a DTH satellite TV business.

Since 2007, TV5 has grown its market share from 2.3% to 18% at the end of 2011 for Metro Manila and from 2.7% to 15.6% nationwide. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 345 thousand subscribers as at September 30, 2012. This investment will provide MediaQuest with the additional funding it requires in order to sustain the growth momentum of TV5 and Cignal TV.

The PLDT Group’s financial investment in media is consistent with its overall strategy of evolving from a traditional telecommunications business into a multi-media service company. It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide. MediaQuest will serve as the anchor for the PLDT Group’s media offerings in terms of creation of content for delivery across the PLDT Group’s various platforms.

ePLDT made a deposit for future stock subscription of Php4 billion in MediaQuest as at June 30, 2012. An additional deposit of Php1 billion each was made on July 6, 2012 and August 9, 2012. MediaQuest will file for an increase in authorized capital stock with the Philippine SEC once the necessary documentation has been completed.

11.	Investment in Debt Securities

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	376	358
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
	526	508
Less current portion (Note 27)	376	358

Noncurrent portion (Note 27)	150	150

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset HTM, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php19 million and Php17 million for the nine months ended September 30, 2012 and 2011, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as HTM financial asset. Interest income recognized on the RCBC Note amounted to Php6 million in each of the nine months ended September 30, 2012 and 2011.

12.	Investment Properties

Changes in investment properties account for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,115	1,560
Net gains from fair value adjustments charged to profit or loss(1)	–	26
Transfers to property, plant and equipment (Note 9)	–	(470)
Disposals	–	(1)
Balance at end of the period (Notes 3 and 27)	1,115	1,115

(1)	Presented as part of “other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses related to investment properties amounted to Php43 million and Php58 million for the nine months ended September 30, 2012 and 2011, respectively.

13.	Business Combinations and Acquisition of Noncontrolling Interests

2011 Acquisitions

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired, through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

			Fair Values
	Previous Carrying Values		Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
		(in millions)
Assets:
Property, plant and equipment (Note 9)	–	20	3	117
Deferred income tax assets – net	–	–	–	4
Goodwill (Note 14)	11	460	–	–
Intangible assets	–	–	7	286
Cash and cash equivalents	1	53	1	52
Trade and other receivables	4	152	4	175
Other current assets	3	125	1	70

	19	810	16	704

Liabilities:
Accounts payable	2	91	2	86
Deferred income tax liabilities	–	–	2	93
Accrued expenses and other current liabilities	1	44	–	6
Other current liabilities	1	34	1	48

	4	169	5	233

Total identifiable net assets acquired	15	641	11	471
Goodwill from the acquisition			12	558

Purchase consideration transferred			23	1,029

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The net assets acquired in the December 31, 2011 consolidated financial statements were based on a provisional assessment of fair value, while we sought an independent valuation on the value of Laserwords’ assets. The results of this valuation have not been received as at the date the 2011 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of Laserwords’ assets was completed in 2012 and the fair value of intangible assets were determined to be Php286 million. The fair value of goodwill decreased from Php849 million to Php558 million as a result of adjustments in the fair values of intangible assets and certain assets and liabilities as presented in the above table.

The goodwill of Php558 million pertains to the assembled workforce and existing contracts with the customers for publishing services. The goodwill was not tested for impairment since there were no identified indicators of impairment.

The intangible assets pertaining to Laserwords’ customer contracts and customer relationship were determined at Php286 million with estimated useful lives of three to 10 years. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 15.9%.

The fair value and gross amount of trade and other receivables amounted to Php175 million and Php185 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php10 million.

Our consolidated revenues would have increased by Php804 million and our net income would have decreased by Php8 million for the year ended December 31, 2011 had the acquisition of Laserwords actually taken place on January 1, 2011. Total revenues and net income of Laserwords included in our consolidated income statement from November 1, 2011 to December 31, 2011 amounted to Php129 million and Php26 million, respectively.

ePLDT’s Acquisition of ePDS

On August 24, 2011, Quantium and ePLDT entered into a Deed of Sale of Shares whereby Quantium sold an aggregate 6 million of its common shares equivalent to 17% of the issued and outstanding capital stock of ePDS, to ePLDT for a cash consideration of Php32 million. This additional acquisition of ePDS shares increased ePLDT’s shareholding in ePDS from 50% equity interest with a carrying value of Php16.5 million to 67% equity interest with a total carrying value at the time of acquisition of Php49 million. Previously, ePLDT accounted for its investment in ePDS as investment in joint venture.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values as follows at date of acquisition:

		Fair Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	–	(11)

Total identifiable net assets acquired	34	23
Goodwill from the acquisition		26

Purchase consideration transferred:		49

Cash paid		32
Fair value of previous interest		17

		49
Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)
Cash acquired – net of purchase of subsidiary		72

Noncontrolling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php39.9 million and Php40.3 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The goodwill of Php26 million pertains to the fair value of ePDS’ printing and enveloping business. The goodwill was not tested for impairment since there were no identified indicators of impairment.

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment approximates to the fair value at the time of acquisition of additional interest.

Our consolidated revenues and net income would have increased by Php97 million and Php10 million, respectively, for the year ended December 31, 2011 had the acquisition of ePDS actually taken place on January 1, 2011. Total revenues and net income of ePDS included in our consolidated income statement from August 24, 2011 to December 31, 2011 amounted to Php65 million and Php7 million, respectively.

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets.  Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGSHI and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets.  In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGSHI and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGSHI and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGSHI.  The loans and guarantees contained representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel.  Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGSHI by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above by the NTC on October 26, 2011 of the approval referred to in clause (i) above, or the Decision, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale; and

•	PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect an orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum CRA to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGSHI and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGSHI of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGSHI had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively, as at September 30, 2012.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds issued by Digitel, with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by DCPL with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at January 12, 2012.

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares held by the noncontrolling shareholders, in connection with PLDT’s acquisition of initially approximately 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel noncontrolling shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 374 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,518 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

On January 25, 2012, Digitel filed a petition for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As at March 26, 2012, PLDT purchased a total of 72.3 million common shares of Digitel from the open market. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange was subject to the approval of the Philippine SEC of the increase in authorized capital stock of Digitel, which approval was obtained on September 11, 2012. As a result of the tender offer, open market acquisitions, and the exchanges described above, PLDT holds 99.5% of the outstanding capital of Digitel as at September 30, 2012.

PLDT’s acquisition of equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued 27.7 common shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 million in exchange for the equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, goodwill amounting to Php58,170 million, representing the difference between the total consideration of Php69,429 million and the fair value of net assets acquired of Php11,259 million, was recognized.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

		Fair Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	39,701	42,112
Intangibles (Note 14)	–	12,117
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	281	281
Prepayments	3,039	3,039
Current portion of advances and other noncurrent assets	4	4

	46,627	61,155

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,783	7,141
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64
Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,538	49,896

Total net assets acquired	1,089	11,259
Goodwill from the acquisition		58,170

Purchase consideration transferred		69,429

Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The net assets acquired in the December 31, 2011 consolidated financial statements were based on a provisional assessment of fair value, while we sought an independent valuation on the value of Digitel’s assets. The results of this valuation have not been received as at the date the 2011 consolidated financial statements were approved for issuance by the Board of Directors.

The valuation of Digitel’s assets was completed in 2012 and the acquisition date fair value of intangible assets was Php12,117 million, and the fair value of property, plant and equipment was Php42,112 million, an increase of Php2,411 million over the provisional value. The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts. As a result, there was an increase in the deferred income tax liability of Php4,358 million and a corresponding reduction in goodwill of Php10,170 million, resulting in Php58,170 million of total goodwill arising on the acquisition.

The goodwill of Php58,170 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. The goodwill was not tested for impairment since the acquisition occurred in the fourth quarter of 2011 and there was no material change in Digitel’s business since obtaining the fairness opinion from an independent financial advisor. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

The intangible assets pertaining to DMPI’s subscriber base, franchise, and trademark were determined at Php4,596 million, Php3,016 million and Php4,505 million, respectively. The estimated useful lives of subscriber base and franchise were 9 and 16 years, respectively, while trademark has indefinite useful life. Subscriber base, franchise and trademark were valued by an independent appraiser based on Multiple Excess Earnings Approach, Greenfield Method and Royalty Relief Method, respectively.

The fair value and gross amount of trade and other receivables amounted to Php1,593 million and Php4,071 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

Upon completion of the tender offer on January 16, 2012, we recognized a net reduction adjustment in the goodwill of Php783 million. This adjustment consists of the value of noncontrolling interests of Php865 million, which determined based on its share on negative carrying value of Digitel at the end of the tender offer period, net of Php82 million difference between the fair value of the PLDT’s common shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders and the tender offer liability recognized as at December 31, 2011. See Note 14 – Goodwill and Intangible Assets.

Our consolidated revenues would have increased by Php18,119 million, while our consolidated net income would have increased by Php711 million for the year ended December 31, 2011 had the acquisition of Digitel actually taken place on January 1, 2011. Total revenues and net loss of Digitel included in our consolidated income statement from October 26, 2011 to December 31, 2011 amounted to Php3,845 million and Php606 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	Intangible Assets								Total Goodwill
				Licenses and	Technology		Total		and Intangible
	Customer List		Spectrum	Franchise	Application	Trademark	Intangible Assets	Goodwill	Assets
	(in million pesos)
September 30, 2012 (Unaudited)
Costs:
Balance at beginning of the period	6,231	1,205		3,136	1,053	4,663	16,288	73,622	89,910
Additions	286	–		–	–	–	286	–	286
Noncontrolling interest adjustment (Note 13)	–	–		–	–	–	–	(783)	(783)
Translation and other adjustments	(74)	–		14	(7)	(1)	(68)	(933)	(1,001)
Balance at end of the period	6,443	1,205		3,150	1,046	4,662	16,506	71,906	88,412

Accumulated amortization and impairment:
Balance at beginning of the period	1,360	589		41	1,042	53	3,085	4,222	7,307
Amortization during the period (Note 3)	833	60		249	6	10	1,158	–	1,158
Translation and other adjustments	(57)	–		14	(5)	–	(48)	(176)	(224)

Balance at end of the period	2,136	649		304	1,043	63	4,195	4,046	8,241

Net balance at end of the period (Notes 3 and 27)	4,307	556		2,846	3	4,599	12,311	67,860	80,171

Estimated useful lives (in years)	1 – 9	15		16 – 18	3 – 5	1 – 10	–	–	–
Remaining useful lives (in years)	2 – 9	8		11 – 16	1 – 4	8	–	–	–

December 31, 2011 (As Restated – Note 13)
Costs:
Balance at beginning of the year	1,632	1,205		554	993	159	4,543	14,733	19,276
Business combinations (Note 13)	4,596	–		3,016	–	4,505	12,117	59,045	71,162
Additions	–	–		2	–	–	2	–	2
Disposal	–	–		(436)	–	–	(436)	(464)	(900)
Translation and other adjustments	3	–		–	60	(1)	62	308	370
Balance at end of the year	6,231	1,205		3,136	1,053	4,663	16,288	73,622	89,910

Accumulated amortization and impairment:
Balance at beginning of the year	1,212	509		426	977	41	3,165	4,626	7,791
Amortization during the year	146	80		17	8	13	264	–	264
Disposal	–	–		(407)	–	–	(407)	(430)	(837)
Translation and other adjustments	2	–		5	57	(1)	63	26	89
Balance at end of the year	1,360	589		41	1,042	53	3,085	4,222	7,307

Net balance at end of the year (Notes 3 and 27)	4,871	616		3,095	11	4,610	13,203	69,400	82,603

Estimated useful lives (in years)	1 – 9	15		16 – 18	3 – 5	1 – 10	–	–	–
Remaining useful lives (in years)	2 – 9	8		11 – 16	1 – 4	8	–	–	–

Intangible Assets

Intangible Assets from Acquisition of Digitel

In 2012, PLDT recognized an intangible assets pertaining to DMPI’s subscriber base, franchise, and trademark amounted to Php4,596 million, Php3,016 million and Php4,505 million, respectively, based on the results of the valuation done by an independent appraiser.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

Intangible Assets from Acquisition of Laserwords

In 2012, SPi recognized intangible assets of Php286 million for customer contracts and customer relationship acquired in the purchase of Laserwords based on the results of the valuation done by an independent appraiser.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

Intangible Assets from Acquisition of SPi and CyMed, Inc., or CyMed

In 2010, ePLDT recognized an impairment of its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets from SPi and CyMed were deemed unrecoverable.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

Intangible Assets from Acquisition of Chikka and PDSI

In 2010, Smart recognized intangible assets of Php132 million for technology and tradename and Php23 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the results of the valuation done by independent appraisers.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

The consolidated future amortization of intangible assets as at September 30, 2012 is as follows:

Year	(in million pesos)
2012(1)	243
2013	944
2014	851
2015	829
2016 and onwards	4,939

Intangible assets with definite life	7,806
Intangible assets with indefinite life	4,505

Balance at end of the period	12,311

(1)	October 1, 2012 through December 31, 2012

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2011, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE, SBI and PDSI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI and PDSI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE, SBI and PDSI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment. On the other hand, Chikka’s mobile applications and content are developed mainly for the cellular subscribers of Smart and CURE.

The recoverable amount of this segment had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2012 to 2016. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corporation, or Springfield, and Laguna Medical Systems, Inc., or Laguna Medical

The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the CGUs of those businesses, namely medical transcription, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate of 15% was applied based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or businesses of such CGUs.

The recoverable amount exceeded the carrying amount of the CGU, which as a result, no impairment was recognized by SPi for the year ended December 31, 2011.

There were no impairment indicators identified as at September 30, 2012. Annual impairment testing will be performed at year-end.

15.	Cash and Cash Equivalents

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	5,517	4,637
Temporary cash investments (Note 27)	33,117	41,420

	38,634	46,057

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php960 million and Php983 million for the nine months ended September 30, 2012 and 2011, respectively.

16.	Trade and Other Receivables

As at September 30, 2012 and December 31, 2011, this account consists of receivables from:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	12,303	11,302
Corporate subscribers (Notes 24 and 27)	10,187	9,200
Foreign administrations (Note 27)	6,541	4,961
Domestic carriers (Notes 24 and 27)	1,439	1,323
Dealers, agents and others (Notes 18, 24 and 27)	2,829	4,231

	33,299	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	15,910	14,772

	17,389	16,245

Changes in the allowance for doubtful accounts for the nine months ended September 30, 2012 and 2011 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
September 30, 2012 (Unaudited)
Balance at beginning of the period	14,772	7,264	6,492	199	111	706
Provisions (Notes 3, 4 and 5)	1,577	950	576	4	5	42
Write-offs	(425)	(240)	(185)	–	–	–
Translation and other adjustments	(14)	212	(216)	(8)	37	(39)

Balance at end of the period	15,910	8,186	6,667	195	153	709

Individual impairment	9,757	3,160	5,694	195	153	555
Collective impairment	6,153	5,026	973	–	–	154

	15,910	8,186	6,667	195	153	709

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,757	3,160	5,694	195	153	555

December 31, 2011 (Audited)
Balance at beginning of the year	11,830	5,045	5,956	158	138	533
Business combinations and others (Note 13)	2,463	1,870	305	42	56	190
Provisions	1,549	812	673	12	6	46
Write-offs	(1,037)	(675)	(344)	–	(11)	(7)
Translation and other adjustments	(33)	212	(98)	(13)	(78)	(56)
Balance at end of the year	14,772	7,264	6,492	199	111	706

Individual impairment	9,239	3,099	5,278	199	111	552
Collective impairment	5,533	4,165	1,214	–	–	154

	14,772	7,264	6,492	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	3,099	5,278	199	111	552

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consists mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the Group.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

17.	Inventories and Supplies

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	1,180	1,349
At cost	1,562	1,728
Spare parts and supplies:
At net realizable value	1,125	1,606
At cost	1,788	2,256
Others:
At net realizable value	443	872
At cost	445	875
Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4, 5 and 27)	2,748	3,827

The cost of inventories and supplies recognized as expense for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Cost of sales	5,872	1,273
Repairs and maintenance	339	318
Write-down of inventories and supplies (Notes 3, 4 and 5)	216	43
	6,427	1,634

18.	Prepayments

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes	7,909	9,101
Prepaid benefit costs (Notes 3 and 25)	6,859	5,654
Prepaid selling and promotions	934	907
Prepaid rent – net (Notes 3 and 5)	334	137
Prepaid fees and licenses	318	13
Prepaid insurance (Note 24)	92	156
Other prepayments	172	128

	16,618	16,096
Less current portion of prepayments (Note 27)	5,247	7,227

Noncurrent portion of prepayments (Note 27)	11,371	8,869

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position.
See Note 25 – Employee Benefits.

Agreement between PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., or MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php907 million each as at September 30, 2012 and December 31, 2011.

19.	Equity

Changes in PLDT’s capital account for the nine months ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total		Common Stock –
	A to II	IV	Preferred Stock		Php5 par value per share
	Number of Shares			Amount	Number of Shares	Amount
			(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balances as at January 1, 2012	406	36	442	Php4,419	217	Php1,085
Issuance	–	–	–	–	2	8
Conversion	(3)	–	(3)	(30)	–	–
Redemption	(403)	–	(403)	(4,029)	–	–
Balances as at September 30, 2012 (Unaudited)	–	36	36	Php360	219	Php1,093

Balances as at January 1, 2011	406	36	442	Php4,419	189	Php947
Issuance	–	–	–	2	28	138
Conversion	–	–	–	(2)	–	–
Balances as at December 31, 2011 (Audited)	406	36	442	Php4,419	217	Php1,085

Preferred Stock

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012. There were 370 shares of Series II 10% Cumulative Convertible Preferred Stock issued as at September 30, 2012 and December 31, 2011.

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series GG to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at September 30, 2012 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series GG to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

PLDT’s Creation of Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. These amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such             shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

As at September 30, 2012, none of the Voting Preferred Stock has been issued. On October 15, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT (the “Subscriber”), executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. Said shares were issued upon full payment of the total subscription price on October 16, 2012. The Board of Directors of PLDT authorized such subscription and issuance of Voting Preferred Shares to the Subscriber in its meeting held on October 12, 2012. See Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to the Php2.3 billion funds from unclaimed dividends on SIP Preferred Shares, or the total amount of Php8.2 billion, to fund the redemption price for the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to the Php63 thousand from unclaimed dividends on Series GG Shares, or the total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such             shares ceased and terminated, except only the right to receive the Redemption Price of such             shares, but without interest thereon.

A total amount of Php237 million was withdrawn from the Trust Account, representing total payments on redemption as at September 30, 2012. The balance of the Trust Account of Php7,926 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at September 30, 2012. See Note 23 – Accured Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT expects to similarly redeem the outstanding shares of Series HH and II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at September 30, 2012 and December 31, 2011. See Note 8 – Earnings Per Common Share and Note 27 – Financial Assets and Liabilities.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the nine months ended September 30, 2012 and 2011 are detailed as follows:

September 30, 2012 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	–
Series GG – Final Dividends	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	–
Series HH	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–
Series II	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–

					–

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	–	12
	May 8, 2012	May 28, 2012	June 15, 2012	–	13
	August 7, 2012	August 22, 2012	September 15, 2012	–	12

					37
Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,983

*	Dividends were declared based on total amount paid up.

September 30, 2011 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	–
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	–
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57

					340

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	–	12
	May 10, 2011	May 27, 2011	June 15, 2011	–	12
	August 2, 2011	August 18, 2011	September 15, 2011	–	13

					37

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					41,837

*	Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2012 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	November 6, 2012	November 20, 2012	December 15, 2012	–	12

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

As at September 30, 2012 and December 31, 2011, this account consists of the following:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	104,887	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	5	7

	104,892	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	21,030	22,893
Notes payable (Notes 4, 5, 23 and 27)	858	3,109
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	7	7
	21,895	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 27)	1,477	2,136
Obligation under finance lease	1	2

Unamortized debt discount at end of the period	1,478	2,138

The following table describes all changes to unamortized debt discount for the nine months ended September 30, 2012 and for the year ended December 31, 2011.

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	2,138	2,945
Revaluations during the period	78	187
Additions during the period	57	43
Accretion during the period included as part of “Financing costs – net – Accretion on financial liabilities – net” (Note 5)	(795)	(1,037)
Unamortized debt discount at end of the period	1,478	2,138

Long-term Debt

As at September 30, 2012 and December 31, 2011, long-term debt consists of:

		2012			2011
Description	Interest Rates	(Unaudited			(Audited)
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2012 and 2011	US$	220	Php9,197	US$	248	Php10,879
Exportkreditnamnden, or EKN	1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012 and 3.79% and US$ LIBOR + 0.30% to 0.35% in 2011	117		4,882	102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2012 and 2011	71		2,952	79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2012 and 2011	49		2,042	63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2012 and 2011	3		118	6		256
			460	19,191		498	21,868
Fixed Rate Notes	8.35% to 11.375% in 2012 and 2011		232	9,694		377	16,567
Term Loans:
Debt Exchange Facility	2.25% in 2012 and 2011		250	10,450		238	10,472
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2012 and 4.70% and US$ LIBOR + 0.42% to 1.85% in 2011	157		6,535	50		2,201
Others	US$ LIBOR + 0.42% to 2.00% in 2012 and 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011	211		8,806	51		2,222
		US$	1,310	Php54,676	US$	1,214	Php53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 9.1038% in 2012 and 5.4692% to 9.1038% and PDST-F + 1.25% in 2011			45,564			38,510
Term Loans:
Unsecured Term Loans	5.2854% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 30 bps to 50 bps in 2012 and 5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 30 bps to 50 bps in 2011			24,177			22,277
Secured Term Loans	5.2604% to 5.659%, PDST-F + 1.375% in 2012 and PDST-F + 1.375% and AUB’s prime rate in 2011			1,500			49

				71,241			60,836

Total long-term debt				125,917			114,166
Less portion maturing within one year (Note 27)				21,030			22,893

Noncurrent portion of long-term (Note 27)				Php104,887			Php91,273

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at September 30, 2012 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2012(1)	52	2,151	9,277	11,428
2013	218	9,111	4,037	13,148
2014	457	19,089	1,612	20,701
2015	148	6,167	9,899	16,066
2016 and onwards	469	19,587	46,464	66,051

	1,344	56,105	71,289	127,394

(1)	October 1, 2012 through December 31, 2012

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006 and 2007 in the total amount of US$23.6 million. The amounts of US$5 million, or Php211 million, and US$7 million, or Php296 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$4 million or Php182 million, and US$5 million, or Php229 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V., or ING Bank, as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$3 million, or Php116 million, and US$4 million, or Php153 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$9 million, or Php372 million, and US$10 million, or Php457 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amounts of US$5 million, or Php217 million, and US$6 million, or Php266 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amounts of US$14 million, or Php567 million, and US$17 million, or Php746 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on December 19, 2008, December 24, 2008 and November 9, 2009 in the amounts of US$2.6 million, US$2.1 million and US$0.8 million, respectively. The amounts of US$3 million, or Php131 million, and US$4 million, or Php172 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amounts of US$3 million, or Php118 million, and US$4 million, or Php155 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amounts of US$18 million, or Php737 million, and US$21 million, or Php930 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$11 million, or Php460 million, and US$13 million, or Php581 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on June 25, 2010 and December 14, 2010 in the amounts of US$37 million and US$11 million, respectively. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$37 million, or Php1,556 million, and US$41 million, or Php1,786 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amounts of US$108 million, or Php4,530 million, and US$116 million, or Php5,108 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$7 million, or Php268 million, and US$7 million, or Php329 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$13 million, or Php532 million, and US$16 million, or Php700 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$30 million, or Php1,269 million, and US$38 million, or Php1,631 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.11 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$29 million, or Php1,224 million, and US$32 million, or Php1,416 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments with final installment on December 10, 2013. The outstanding balance under the facility amounted to US$7 million, or Php297 million, and US$9 million, or Php414 million, both net of unamortized debt discount, as at September 30, 2012 and December 31, 2011, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The facility was partially drawn on the following dates:
(1) March 13, 2012 in the amounts of US$2.8 million and US$1.7 million for Tranche A1 and Tranche B, respectively; (2) May 2, 2012 in the amount of US$15.7 million for Tranche A1; (3) June 21, 2012 in the amount of US$5.2 million for Tranche A1; and (4) August 16, 2012 in the amount of US$8.2 million for Tranche A2. This facility is payable semi-annually in ten equal installments with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The amount of US$31 million, or Php1,292 million, net of unamortized debt discount, remained outstanding as at September 30, 2012.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$71 million, or Php2,952 million, and US$79 million, or Php3,475 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual installments with final installment on July 15, 2014. The amounts of US$20 million, or Php821 million, and US$29 million, or Php1,290 million, both net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments with final installment on April 7, 2015. The amounts of US$29 million, or Php1,221 million, and US$34 million, or Php1,485 million, both net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$1 million, or Php54 million, and US$4 million, or Php171 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn on September 29, 2006 and August 28, 2007 in the amounts of US$3.5 million and US$1.9 million, respectively. The undrawn amount of US$0.6 million was cancelled. The amounts of US$2 million, or Php64 million, and US$2 million, or Php85 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at September 30, 2012 and December 31, 2011:

			2012		2011
Principal Amount	Interest Rate	Maturity Date	(Unaudited)		(Audited)
				(in millions)
US$234,259,000	8.350%	March 6, 2017	US$232	Php9,694	US$	232	Php10,189
US$145,789,000	11.375%	May 15, 2012	–	–		145	6,378
			US$232	Php9,694	US$	377	Php16,567

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$250 million, or Php10,450 million, and US$238 million, or Php10,472 million, both net of unamortized debt discount, as at September 30, 2012 and December 31, 2011, respectively. The Facility is payable in full on June 30, 2014.

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$3 million, or Php116 million, and US$11 million, or Php488 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments, with final repayment on March 11, 2013. The amounts of US$5 million, or
Php208 million, and US$15 million, or Php657 million, both net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$15 million, or Php623 million, and
US$25 million, or Php1,090 million, both net of unamortized debt discount, remained outstanding as at

September 30, 2012 and December 31, 2011, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the 18th month from signing date, with final installment on June 6, 2016. The facility was drawn on March 5, 2012, May 14, 2012 and June 18, 2012 in the amounts of US$41 million, US$15 million and US$4 million, respectively. The amount of US$60 million, or Php2,504 million, remained outstanding as at September 30, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The facility was partially drawn on March 14, 2012 in the amount of US$46 million and the remaining US$4 million was fully drawn on May 14, 2012. The amount of US$50 million, or Php2,071 million, net of unamortized debt discount, remained outstanding as at September 30, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was partially drawn on August 15, 2012 in the amount of US$25 million. The amount of US$24 million, or Php1,013 million, net of unamortized debt discount, remainted outstanding as at September 30, 2012.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments, with final repayment on March 27, 2013. The amounts of US$10 million, or Php417 million, and US$30 million, or Php1,318 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on July 22, 2013. The amounts of US$12 million, or Php491 million, and US$21 million, or Php904 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,261 million, has been fully drawn and remained outstanding as at September 30, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,044 million, was fully drawn on May 29, 2012 and remained outstanding as at September 30, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation, or Security Bank. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012 with final installment on March 27, 2017. The amount of US$14 million, or Php593 million, remained outstanding as at September 30, 2012.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion program. The Series A note of Php3,800 million was paid in full on February 16, 2012. The amounts of Php1,152 million and Php4,963 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to
Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The amount of Php4,827 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,928 million and Php4,952 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively. On September 21, 2012, PLDT sent a notice to the noteholders for the prepayment of the facility in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at September 30, 2012 and December 31, 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at September 30, 2012 and December 31, 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used primarily to finance Smart’s capital expenditures for network improvement and expansion program. The amounts of Php2,489 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures for network improvement and expansion program. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at September 30, 2012 and December 31, 2011. The facility is payable in full, five years from the respective issue dates.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 8, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at September 30, 2012 and December 31, 2011.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at September 30, 2012.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at September 30, 2012.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at September 30, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The amounts of Php780 million and Php1,248 million, both net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines, or LBP, amounting to
Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on
December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments, with final repayment on December 12, 2013. The amounts of Php767 million and Php1,022 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines, or Union Bank, amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on
December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final repayment on December 23, 2013. The amounts of Php1,000 million and Php1,333 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to
Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on December 19, 2013. The amounts of Php588 million and Php941 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to
Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million remained outstanding as at September 30, 2012 and December 31, 2011. The facility was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility with BDO to finance capital expenditures for network improvement and expansion program, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amount of Php1,498 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with RCBC amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php706 million and Php971 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The amount of Php500 million remained outstanding as at September 30, 2012 and December 31, 2011. The facility was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on August 1, 2014. The amounts of Php500 million and Php688 million, both net of unamortized debt discount, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,059 million and Php1,412 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php529 million and Php706 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at September 30, 2012 and December 31, 2011

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility with PNB to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 29, 2016. The amount of Php2,000 million was fully drawn on March 29, 2011 and remained outstanding as at September 30, 2012 and December 31, 2011

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with Manulife amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at September 30, 2012 and December 31, 2011.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at September 30, 2012 and December 31, 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year term loan facility agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The partial drawdowns were made on various dates in June 2011 in the aggregate amount of Php710 million and the balance of Php290 million was subsequently drawn on June 21, 2012. The amounts of Php1,000 million and Php710 million remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable in full upon maturity on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at September 30, 2012 and December 31, 2011. The undrawn amount of Php52 million was cancelled.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at September 30, 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at September 30, 2012.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at September 30, 2012.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at September 30, 2012.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. There are no amounts outstanding under this facility as at September 30, 2012. The amount of Php200 million was fully drawn on October 9, 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. No drawdowns have been made under this facility as at November 6, 2012.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity. No drawdowns have been made under the facility as at November 6, 2012.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s             shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan amounting to Php49 million as at December 31, 2011 was paid in full on June 30, 2012.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at September 30, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on June 28, 2012.

DMPI and DTPI had an aggregate outstanding balance of trust receipts of Php607 million and Php1,562 million as at September 30, 2012 and December 31, 2011, respectively, which will mature on various dates from October 2012 to January 4, 2013.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Bank amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The amount of US$0.06 million, or Php2.5 million, was prepaid on October 23, 2012. The aggregate amounts of US$6 million, or Php251 million, and US$25 million, or Php1,537 million, remained outstanding as at September 30, 2012 and December 31, 2011, respectively.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 43% and 47% of PLDT’s total consolidated debts as at September 30, 2012 and December 31, 2011, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel, also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012 , the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBTIDA were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at September 30, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at September 30, 2012 are as follows:

Year	(in million pesos)
2012	3
2013	6
2014	2
2015	1
2016 and onwards	1
Total minimum finance lease payments (Note 27)	13
Less amount representing unamortized interest	1

Present value of net minimum finance lease payments (Notes 3 and 27)	12
Less obligations under finance leases maturing within one year (Notes 9 and 27)	7

Long-term portion of obligations under finance leases (Notes 9 and 27)	5

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and SPi Group have finance lease obligations in the aggregate amounts of Php13 million and Php16 million as at September 30, 2012 and December 31, 2011, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	18,078	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,263	2,107
Unearned revenues (Note 23)	177	172
Others	9	235

	20,527	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the nine months ended September 30, 2012 and for the year ended December 31, 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,107	1,344
Accretion expenses (Note 5)	108	122
Additional liability recognized during the period (Note 28)	48	29
Business combinations (Note 13)	–	614
Settlement of obligations and others	–	(2)

Provision for asset retirement obligations at end of the period (Note 3)	2,263	2,107

22.	Accounts Payable

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	22,080	25,476
Carriers (Note 27)	2,228	1,642
Taxes (Note 26)	1,507	1,555
Related parties (Notes 24 and 27)	536	626
Others	219	255

	26,570	29,554

23.	Accrued Expenses and Other Current Liabilities

As at September 30, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	31,578	28,429
Accrued taxes and related expenses (Note 26)	11,507	11,817
Liability from redemption of preferred shares (Notes 19 and 28)	7,926	–
Accrued employee benefits (Notes 3, 25 and 27)	6,450	4,463
Unearned revenues (Note 21)	5,567	5,664
Accrued interests and other related costs (Notes 20 and 27)	814	1,122
Mandatory tender offer option liability (Note 28)	–	4,940
Others	1,982	1,836

	65,824	58,271

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php62 million and Php83 million for the nine months ended September 30, 2012 and 2011, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php101 million and Php147 million as at September 30, 2012 and December 31, 2011, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,512 million and Php1,761 million for the nine months ended September 30, 2012 and 2011, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php293 million and Php271 million as at September 30, 2012 and December 31, 2011, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php201 million and Php164 million for the nine months ended September 30, 2012 and 2011, respectively. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php4 million and Php6 million as at as at September 30, 2012 and December 31, 2011, respectively.

See also Note 10 – Investments in Associates and Joint Ventures and Deposit for Future Stock Subscription for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at September 30, 2012 (unaudited) and December 31, 2011 (audited) and for the nine months ended September 30, 2012 and 2011 (unaudited) are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2012.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php38 million and Php54 million for the nine months ended September 30, 2012 and 2011, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php14 million and Php8 million as at September 30, 2012 and December 31, 2011, respectively.

3.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements, which was presented as part of professional and other contracted services, selling and promotions, rent, and repairs and maintenance in our consolidated income statements, amounted to Php82 million and Php81 million for the nine months ended September 30, 2012 and 2011, respectively. Under these agreements, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php43 million and Php41 million as at September 30, 2012 and December 31, 2011, respectively.

4.	Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php258 million and Php434 million for the nine months ended September 30, 2012 and 2011, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statement of financial position, amounted to Php358 million and Php234 million as at September 30, 2012 and December 31, 2011, respectively.

5.	Agreements Relating to Insurance Companies

PLDT has insurance policies with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php185 million and Php165 million for the nine months ended September 30, 2012 and 2011, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at September 30, 2012 and December 31, 2011.

d. Others

See Note 18 – Prepayments for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Short-term employee benefits	517	541
Post-employment benefits (Note 25)	20	46
Other long-term employee benefits (Note 25)	278	249

Total compensation paid to key officers of the PLDT Group	815	836

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as an expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at September 30, 2012 and December 31, 2011 are as follows:

(in million pesos)
Present value of defined benefit obligations as at December 31, 2011 (Audited)	15,662
Fair value of plan assets as at December 31, 2011 (Audited)	23,706

Surplus status – net	(8,044)
Unrecognized net actuarial gains (Note 3)	2,886

(5,158)
Translation adjustments	(159)
Contributions	(960)
Net actuarial pension benefit costs during the period (Note 3)	(4)
(6,281)
Accrued benefit costs as at September 30, 2012 (Unaudited) (Note 3)	578

Prepaid benefit costs as at September 30, 2012 (Unaudited) (Notes 3 and 18)	(6,859)

Net pension benefit costs (income) for the nine months ended September 30, 2012 and 2011 were computed as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Components of net pension benefit costs (income):
Interest costs	749	872
Current service costs	687	610
Amortizations of unrecognized net actuarial losses (gains)	2	(9)
Recognition of net gains	(18)	–
Expected return on plan assets	(1,424)	(1,644)
Net periodic benefit income (Notes 3 and 5)	(4)	(171)
Consolidated pension benefit costs	173	241

Consolidated pension benefit costs	169	70

Actual gain on plan assets amounted to Php3,882 million for the year ended December 31, 2011.

The weighted average assumptions used to determine pension benefits as at September 30, 2012 (unaudited) are as follows:

Average remaining working years of covered employee	19
Expected rate of return on plan assets	8%
Discount rate	6%
Rate of increase in compensation	6%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The assets of the Beneficial Trust Fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with fair values amounting to Php434 million and Php427 million as at September 30, 2012 and December 31, 2011, respectively, which represent about 3% and 4%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	97%	96%
Temporary cash investments	2%	3%
Investments in mutual funds	1%	–
Investments in debt and fixed income securities	–	1%
	100%	100%

Defined Contribution Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law.” As at September 30, 2012 and December 31, 2011, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and certain of its subsidiaries pension plan as at September 30, 2012 and December 31, 2011 is as follows:

	2012	2011
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	65%	57%
Investments in listed and unlisted equity securities	26%	29%
Others	9%	14%
	100%	100%

Smart and certain of its subsidiaries currently expect to make approximately Php199 million of cash contributions to their pension plans in 2012.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	169	70
Expense recognized for defined contribution plans	123	133

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	292	203
Consolidated pension benefit income	173	241

Net consolidated pension benefit costs (income) (Note 3)	119	(38)

Other Long-term Employee Benefits

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the nine months ended September 30, 2011 amounted to Php1,132 million, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. Total LTIP cost amounted to Php1,132 million for the nine months ended September 30, 2011. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important new hires executives, ensures the continuity of management and assists in succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the nine months ended September 30, 2012 amounted to Php1,250 million. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

Net periodic benefit costs computed for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,224	1,037
Interest costs	13	49
Net actuarial loss	13	46

Net periodic benefit costs	1,250	1,132

26.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in
February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of
February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,078 million as at September 30, 2012 for local franchise tax covering prior periods up to September 30, 2012.

As at September 30, 2012, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by court after the parties failed to settle the case in the mediation proceedings. Due failure of the City Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference is scheduled on October 19, 2012.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of
Php3 million for the years 1999 to 2006. The RTC, in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the year 1998 has already prescribed thereby increasing the amount refundable to PLDT by Php0.059 million. PLDT has filed a Motion for the Issuance of Writ of Execution before RTC of the City of Makati. Said Motion for Execution was granted by the court in an Order dated September 20, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued deficiency local tax assessments, which Smart protested. On August 3, 2010, the City of Makati issued a Notice of Distraint and Levy. Smart filed on September 1, 2010 an Appeal before the RTC of the City of Makati. After several hearings, Smart and the City of Makati entered into a compromise agreement which was submitted to the court for judgment. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

In the cases of Smart Communications, Inc. vs. City of Davao (July 21, 2009) and City of Iloilo vs. Smart Communications (July 1, 2009), the Supreme Court held that Smart is liable to pay the local franchise tax to the City of Davao and City of Iloilo. Several cities and provinces have begun discussions with Smart on the settlement of alleged local franchise tax with their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Resolution dated August 29, 2012, the Court of Tax Appeals directed the parties to submit their respective Memorandum, which it reiterated in its Resolution dated September 17, 2012.

Smart’s Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (PCEV vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration.

Digitel is currently in discussions with various local government units for the settlement of its franchise tax and real property tax liabilities within their respective jurisdiction pursuant to the above decisions of the Supreme Court.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about
Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart, to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Matters Relating to Gamboa Case

On June 28, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. Al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the decision were filed by the parties.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles.  The Amendments to the Articles were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the case.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscribers and issuance thereof to BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or Subscriber. On October 15, 2012, PLDT and the Subscriber executed a Subscription Agreement pursuant to which the Subscriber subscribed for 150 million shares of the Voting Preferred Stock at a total subscription price of Php1.00 per share, or a total subscription price of Php150 million. PLDT issued the said shares to BTFHI upon full payment of the subscription price on October 16, 2012. As a result of the issuance of the             shares of Voting Preferred Stock, PLDT’s foreign ownership has decreased from 58.4% of outstanding Common Stock as at October 15, 2012 to 34.5% of outstanding Voting Shares (Common Stock or Voting Preferred Stock) as at October 16, 2012.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at September 30, 2012 and December 31, 2011:

						Financial	Total financial	Non-financial
	Loans		Financial	Derivatives used	Available-for-sale	liabilities carried	assets and	assets and
	and receivables	HTM investments	instruments at FVPL	for hedging	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at September 30, 2012 (Unaudited)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	–	196,027	196,027
Investments in associates and joint ventures and deposit for future stock subscription	–	–	–	–	–	–	–	26,979	26,979
Available-for-sale financial assets	–	–	–	–	5,645	–	5,645	–	5,645
Investment in debt securities	–	150	–	–	–	–	150	–	150
Investment properties	–	–	–	–	–	–	–	1,115	1,115
Goodwill and intangible assets	–	–	–	–	–	–	–	80,171	80,171
Deferred income tax assets – net	–	–	–	–	–	–	–	5,329	5,329
Prepayments – net of current portion	–	–	–	–	–	–	–	11,371	11,371
Advances and other noncurrent assets – net of current portion	991	–	–	–	–	–	991	416	1,407
Current:				–
Cash and cash equivalents	38,634	–	–	–	–	–	38,634	–	38,634
Short-term investments	23	–	547	–	–	–	570	–	570
Trade and other receivables	17,389	–	–	–	–	–	17,389	–	17,389
Inventories and supplies	–	–	–	–	–	–	–	2,748	2,748
Derivative financial assets	–	–	1	79	–	–	80	–	80
Assets held-for-sale	–	–	–	–	–	–	–	921	921
Current portion of investment in debt securities	–	376	–	–	–	–	376	–	376
Current portion of prepayments	–	–	–	–	–	–	–	5,247	5,247
Current portion of advances and other noncurrent assets	7,934	–	–	–	–	–	7,934	154	8,088

Total assets	64,971	526	548	79	5,645	–	71,769	330,478	402,247

Liabilities as at September 30, 2012 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	104,892	104,892	–	104,892
Deferred income tax liabilities – net	–	–	–	–	–	–	–	7,444	7,444
Derivative financial liabilities	–	–	2,658	728	–	–	3,386	–	3,386
Pension and other employee benefits	–	–	–	–	–	–	–	1,906	1,906
Customers’ deposits	–	–	–	–	–	2,534	2,534	–	2,534
Deferred credits and other noncurrent liabilities	–	–	–	–	–	18,078	18,078	2,449	20,527
Current:
Accounts payable	–	–	–	–	–	25,042	25,042	1,528	26,570
Accrued expenses and other current liabilities	–	–	–	–	–	48,338	48,338	17,486	65,824
Derivative financial liabilities	–	–	72	1,175	–	–	1,247	–	1,247
Provision for claims and assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	21,895	21,895	–	21,895
Dividends payable	–	–	–	–	–	891	891	–	891
Income tax payable	–	–	–	–	–	–	–	2,439	2,439

Total liabilities	–	–	2,730	1,903	–	221,670	226,303	34,807	261,110

Net assets (liabilities)	64,971	526	(2,182)	(1,824)	5,645	(221,670)	(154,534)	295,671	141,137

Assets as at December 31, 2011 (As Restated – Note 13)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	–	200,142	200,142
Investments in associates and joint ventures and deposit for future stock subscription	–	–	–	–	–	–	–	17,865	17,865
Available-for-sale financial assets	–	–	–	–	7,181	–	7,181	–	7,181
Investment in debt securities	–	150	–	–	–	–	150	–	150
Investment properties	–	–	–	–	–	–	–	1,115	1,115
Goodwill and intangible assets	–	–	–	–	–	–	–	82,603	82,603
Deferred income tax assets – net	–	–	–	–	–	–	–	5,975	5,975
Prepayments – net of current portion	–	–	–	–	–	–	–	8,869	8,869
Advances and other noncurrent assets – net of current portion	1,147	–	–	–	–	–	1,147	193	1,340
Current:
Cash and cash equivalents	46,057	–	–	–	–	–	46,057	–	46,057
Short-term investments	24	–	534	–	–	–	558	–	558
Trade and other receivables	16,245	–	–	–	–	–	16,245	–	16,245
Inventories and supplies	–	–	–	–	–	–	–	3,827	3,827
Derivative financial assets	–	–	366	–	–	–	366	–	366
Current portion of investment in debt securities	–	358	–	–	–	–	358	–	358
Current portion of prepayments	–	–	–	–	–	–	–	7,227	7,227
Current portion of advances and other noncurrent assets	18	–	–	–	–	–	18	108	126
Total assets	63,491	508	900	–	7,181	–	72,080	327,924	400,004

Liabilities as at December 31, 2011 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	91,280	91,280	–	91,280
Deferred income tax liabilities – net	–	–	–	–	–	–	–	7,260	7,260
Derivative financial liabilities	–	–	2,235	–	–	–	2,235	–	2,235
Pension and other employee benefits	–	–	–	–	–	–	–	609	609
Customers’ deposits	–	–	–	–	–	2,272	2,272	–	2,272
Deferred credits and other noncurrent liabilities	–	–	–	–	–	20,343	20,343	2,299	22,642
Current:
Accounts payable	–	–	–	–	–	27,982	27,982	1,572	29,554
Accrued expenses and other current liabilities	–	–	–	–	–	40,459	40,459	17,812	58,271
Derivative financial liabilities	–	–	922	2	–	–	924	–	924
Provision for claims and assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	26,009	26,009	–	26,009
Dividends payable	–	–	–	–	–	2,583	2,583	–	2,583
Income tax payable	–	–	–	–	–	–	–	2,591	2,591

Total liabilities	–	–	3,157	2	–	210,928	214,087	33,698	247,785

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)	294,226	152,219

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2012 and December 31, 2011:

	Carrying Value		Fair Value
	2012	2011	2012 2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	89	81	89	81
Unlisted equity securities	5,556	7,100	5,556	7,100
Investment in debt securities	150	150	154	158
Advances and other noncurrent assets – net of current portion	991	1,147	920	1,061

Total noncurrent financial assets	6,786	8,478	6,719	8,400

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	5,517	4,637	5,517	4,637
Temporary cash investments	33,117	41,420	33,117	41,420
Short-term investments	570	558	570	558
Trade and other receivables – net:
Foreign administrations	6,346	4,762	6,346	4,762
Retail subscribers	4,117	4,038	4,117	4,038
Corporate subscribers	3,520	2,708	3,520	2,708
Domestic carriers	1,286	1,212	1,286	1,212
Dealers, agents and others	2,120	3,525	2,120	3,525
Derivative financial assets:
Long-term currency swap	–	356	–	356
Forward foreign exchange contracts	80	10	80	10
Current portion of investment in debt securities	376	358	376	358
Current portion of advances and other noncurrent assets	7,934	18	7,934	18

Total current financial assets	64,983	63,602	64,983	63,602

Total Financial Assets	71,769	72,080	71,702	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	104,887	91,273	112,384	95,052
Obligations under finance leases	5	7	4	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,514	2,090	2,514	2,090
Bifurcated equity call options	728	–	728	–
Interest rate swap	144	145	144	145
Customers’ deposits	2,534	2,272	2,126	1,772
Deferred credits and other noncurrent liabilities	18,078	20,343	17,041	19,420

Total noncurrent financial liabilities	128,890	116,130	134,941	118,486

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	22,080	25,476	22,080	25,476
Carriers	2,228	1,642	2,228	1,642
Related parties	536	626	536	626
Others	198	238	198	238
Accrued expenses and other current liabilities:
Utilities and related expenses	31,191	28,123	31,191	28,123
Liability from redemption of preferred shares	7,926	–	7,926	–
Employee benefits	6,425	4,438	6,425	4,438
Interests and other related costs	814	1,122	814	1,122
Mandatory tender offer option liability	–	4,940	–	4,940
Others	1,982	1,836	1,982	1,836
Derivative financial liabilities:
Bifurcated equity call options	1,175	–	1,175	–
Current portion of interest rate swap	72	89	72	89
Current portion of long-term currency swap	–	834	–	834
Current portion of forward foreign exchange contracts	–	1	–	1
Interest-bearing financial liabilities:
Current portion of long-term debt	21,030	22,893	21,030	22,893
Notes payable	858	3,109	858	3,109
Obligations under finance leases	7	7	7	7
Dividends payable	891	2,583	891	2,583

Total current financial liabilities	97,413	97,957	97,413	97,957

Total Financial Liabilities	226,303	214,087	232,354	216,443

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at September 30, 2012 and December 31, 2011. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2012			2011
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets – Listed equity securities	89	–	89	81	–	81
Current Financial Assets
Short-term investments	–	547	547	–	534	534
Derivative financial assets	–	80	80	–	366	366

Total	89	627	716	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	–	3,386	3,386	–	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	–	1,247	1,247	–	924	924
Total	–	4,633	4,633	–	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at September 30, 2012 and 2011, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3). There were also no transfers into and out of Level 3 during the period.

As at September 30, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed Rate Loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and other noncurrent assets, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Forward foreign exchange contracts were designated as cash flow hedges by ePLDT, SPi and SPi CRM as at September 30, 2012 and SPi and SPi CRM as at December 31, 2011.

The table below sets out the information about our derivative financial instruments as at September 30, 2012 and December 31, 2011:

		2012			2011
		(Unaudited)			(Audited)
				Mark-to-		Mark-to-
				market Gains		market Gains
	Maturity	Notional		(Losses)	Notional	(Losses)

				(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	217	(Php2,514)		US$	222	(Php2,090)
	2012		–	–			100	(834)
	2012		–	–		60(1)		356
Short-term currency swaps	2012		44	1			–	–
				(2,513)				(2,568)

Digitel Group
Interest rate swaps	2017		60	(216)			69	(234)

Smart Group
Forward foreign exchange contracts	2012		3	–			–	–
Cash flow hedges:
SPi Group
Forward foreign exchange contracts	2012		15	30			57	10
	2013		27	49			(4)	(1)

				79				9

ePLDT Group
Equity forward sale contract	2012	93 shares		(590)			–	–
	2013	211 shares		(1,313)			–	–

				(1,903)				–

Net liabilities				(Php4,553)				(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2011.

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Current assets	80	366
Noncurrent liabilities	(3,386)	(2,235)
Current liabilities	(1,247)	(924)
Net liabilities	(4,553)	(2,793)

Analysis of (losses) gains on derivative financial instruments for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of the period	(4,553)	(2,383)
Net mark-to-market losses at beginning of the period	(2,793)	(3,421)

Net change	(1,760)	1,038
Net gains (losses) on cash flow hedges charged to other comprehensive income	1,284	(7)
Effective portion recognized in the profit or loss for the cash flow hedge	(203)	–
Hedge cost	(249)	(268)
Settlements, accretion and conversion	(604)	(137)
Net (losses) gains on derivative financial instruments (Note 4)	(1,532)	626

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.81 as at September 30, 2012 and Php50.45 as at December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum as at September 30, 2012 and 3.04% per annum as at December 31, 2011. The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with notional amount of US$100 million matured on May 15, 2012, with total cash settlement of Php941 million. The mark-to-market losses of the 2017 swaps with a notional amount of US$217 million amounted to Php2,514 million as at September 30, 2012, and the mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million amounted to Php834 million and Php2,090 million as at December 31, 2011, respectively.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at December 31, 2011. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million.

In August and October 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php121 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$217 million as at September 30, 2012 and US$212 million as at October 2012.

Short-term Currency Swaps

In September 2012, PLDT also entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total outstanding swaps amounted to US$44 million with the U.S. dollar forward purchase leg booked at an average exchange rate of Php41.71 resulting to mark-to-market gains of Php1 million as at September 30, 2012. The spot leg of these swaps were sold at an average exchange rate of Php41.69. There were no outstanding short-term currency swaps as at December 31, 2011.

Digitel Group

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amount under this agreement amounted to US$31 million and US$37 million as at September 30, 2012 and December 31, 2011, respectively. The mark-to-market losses amounted to Php105 million and Php125 million as at September 30, 2012 and December 31, 2011, respectively.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amount under this agreement amounted to US$29 million and US$32 million as at September 30, 2012 and December 31, 2011, respectively. The mark-to-market losses amounted to Php111 million and Php109 million as at September 30, 2012 and December 31, 2011, respectively.

Smart Group

In 2012, Smart entered into short-term U.S. dollar forward foreign exchange contracts with an aggregate notional amount of US$8 million at an average exchange rate of Php41.79 to hedge the foreign exchange exposure of Smart from U.S. dollar loans with principal repayments on September 10, 2012 and October 10, 2012. Realized losses from the settlement of the US$5 million forward foreign exchange contacts as at September 30, 2012 amounted to Php5 thousand. The outstanding forward foreign exchange contracts amounted to US$3 million with an average exchange rate of Php41.84 as at September 30, 2012. The related mark-to-market losses amounted to Php264 thousand as at September 30, 2012.

SPi Group

In February and March 2011, SPi CRM and SPi entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses, respectively, maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amount of US$24 million and US$29 million, respectively, amounted to Php9 million as at December 31, 2011. In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

In March 2012, SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of its monthly peso denominated expenses maturing from June 29, 2012 to December 26, 2013. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly peso expenses hedged.

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amount of US$23 million and US$18 million, respectively, amounted to Php79 million as at September 30, 2012.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to complete in 2013. The first and second tranches were transacted on July 13, 2012 and October 22, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 10 – Investments in Associates and Joint Ventures and Deposit for Future Stock Subscription – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php726 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first tranche amounted to Php149 million and was recognized as a reduction on the gain of sale of Philweb shares presented as part of other income in our consolidated income statements. The mark-to-market losses as at September 30, 2012 for the remaining three tranches amounted to Php1,903 million, with Php1,328 million recognized in cumulative translation adjustments, Php566 million recognized in profit or loss, representing losses at the inception of the contract, and Php9 million recognized in profit or loss, representing the ineffective portion of the loss in the fair value of the contract as at September 30, 2012.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php157 million as at September 30, 2012 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php38,634 million and Php570 million, respectively, as at September 30, 2012. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at September 30, 2012 and December 31, 2011:

		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2012 (Unaudited)
Loans and receivables:	75,364	74,384	747	134	99
Advances and other noncurrent assets	8,925	7,945	747	134	99
Cash equivalents	33,117	33,117	–	–	–
Short-term investments	23	23	–	–	–
Retail subscribers	12,303	12,303	–	–	–
Corporate subscribers	10,187	10,187	–	–	–
Foreign administrations	6,541	6,541	–	–	–
Domestic carriers	1,439	1,439	–	–	–
Dealers, agents and others	2,829	2,829	–	–	–
HTM investments:	526	376	150	–	–
Investment in debt securities	526	376	150	–	–
Financial instruments at FVPL:	547	547	–	–	–
Short-term investments	547	547	–	–	–
Available-for-sale financial assets	5,645	–	–	–	5,645
Total	82,082	75,307	897	134	5,744

December 31, 2011 (Audited)
Loans and receivables:	73,626	72,492	886	201	47
Advances and other noncurrent assets	1,165	31	886	201	47
Cash equivalents	41,420	41,420	–	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	11,302	–	–	–
Corporate subscribers	9,200	9,200	–	–	–
Foreign administrations	4,961	4,961	–	–	–
Domestic carriers	1,323	1,323	–	–	–
Dealers, agents and others	4,231	4,231	–	–	–
HTM investments:	508	358	150	–	–
Investment in debt securities	508	358	150	–	–
Financial instruments at FVPL:	534	534	–	–	–
Short-term investments	534	534	–	–	–
Available-for-sale financial assets	7,181	–	–	–	7,181
Total	81,849	73,384	1,036	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at September 30, 2012 and December 31, 2011:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2012 (Unaudited)
Debt(1):	154,322	10,901	65,844	49,961	27,616
Principal	128,252	10,073	50,682	44,244	23,253
Interest	26,070	828	15,162	5,717	4,363
Lease obligations:	18,136	7,323	5,399	2,654	2,760
Operating lease	18,123	7,319	5,396	2,648	2,760
Finance lease	13	4	3	6	–
Unconditional purchase obligations(2)	508	227	250	31	–
Other obligations:	96,786	69,235	15,182	9,290	3,079
Derivative financial liabilities(3):	5,255	72	2,938	2,245	–
Long-term currency swap	3,138	–	920	2,218	–
Bifurcated equity call options	1,902	–	1,902	–	–
Interest rate swap	215	72	116	27	–
Various trade and other obligations:	91,531	69,163	12,244	7,045	3,079
Suppliers and contractors	40,158	22,080	11,369	6,709	–
Utilities and related expenses	26,373	26,330	37	5	1
Liability from redemption of preferred shares	7,926	7,926	–	–	–
Employee benefits	6,440	6,440	–	–	–
Customers’ deposits	2,534	–	456	22	2,056
Carriers	2,228	2,228	–	–	–
Dividends	891	891	–	–	–
Others	4,981	3,268	382	309	1,022

Total contractual obligations	269,752	87,686	86,675	61,936	33,455

December 31, 2011 (Audited)
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	–
Unconditional purchase obligations(2)	674	279	263	132	–
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	–
Utilities and related expenses	23,839	23,834	5	–	–
Employee benefits	4,452	4,452	–	–	–
Dividends	2,583	2,583	–	–	–
Customers’ deposits	2,272	–	184	4	2,084
Carriers	1,642	1,642	–	–	–
Others	7,647	7,647	–	–	–

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt, including debt instruments of Digitel Group.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at September 30, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	7,374	6,423
After one year but not more than five years	7,989	8,235
More than five years	2,760	3,152
	18,123	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php508 million and Php674 million as at September 30, 2012 and December 31, 2011, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php91,531 million and Php88,039 million as at September 30, 2012 and December 31, 2011, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php157 million and Php913 million as at September 30, 2012 and December 31, 2011, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at September 30, 2012 and December 31, 2011:

	2012		2011
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Advances and other noncurrent assets	2	86	2	83
Total noncurrent financial assets	2	86	2	83

Current Financial Assets
Cash and cash equivalents	136	5,662	165	7,248
Short-term investments	13	553	12	540
Trade and other receivables – net	248	10,361	215	9,445
Derivative financial assets	2	80	8	366

Total current financial assets	399	16,656	400	17,599

Total Financial Assets	401	16,742	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,095	45,714	906	39,806
Derivative financial liabilities	64	2,658	51	2,235

Total noncurrent financial liabilities	1,159	48,372	957	42,041

Current Financial Liabilities
Accounts payable	117	4,884	198	8,688
Accrued expenses and other current liabilities	142	5,939	129	5,677
Derivative financial liabilities	2	72	21	924
Current portion of interest-bearing financial liabilities	224	9,390	349	15,328

Total current financial liabilities	485	20,285	697	30,617

Total Financial Liabilities	1,644	68,657	1,654	72,658

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at September 30, 2012.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

As at November 5, 2012, the Philippine peso-U.S. dollar exchange rate was Php41.24 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php622 million as at September 30, 2012.

Approximately 43% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at September 30, 2012 and December 31, 2011, respectively. Consolidated foreign currency-denominated debt decreased to Php54,927 million as at September 30, 2012 from Php54,877 million as at December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$217 million and US$262 million as at September 30, 2012 and December 31, 2011, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 35% (or 29%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at September 30, 2012 and December 31, 2011, respectively.

Approximately, 27% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the nine months ended September 30, 2012 as compared with approximately 30% for the nine months ended September 30, 2011. Our consolidated expenses were denominated in U.S. dollars and/or were linked to U.S. dollars was approximately 17% for the nine months ended September 30, 2012 as compared with approximately 19% for the nine months ended September 30, 2011. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, our cash flow from operations in terms of Philippine peso.

The Philippine peso had appreciated by 4.96% against the U.S. dollar to Php41.74 to US$1.00 as at September 30, 2012 from Php43.92 to US$1.00 as at December 31, 2011. As at September 30, 2011, the Philippine peso had appreciated by 0.02% against the U.S. dollar to Php43.80 to US$1.00 from Php43.81 to US$1.00 as at December 31, 2010. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php2,403 million and Php106 million for the nine months ended September 30, 2012 and 2011, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of December 31, 2012. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.17% as compared to the exchange rate of Php41.74 to US$1.00 as at September 30, 2012. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.17% as at September 30, 2012, with all other variables held constant, profit after tax for the nine months ended September 30, 2012 would have been approximately Php348 million higher/lower and our consolidated stockholders’ equity as at September 30, 2012 would have been approximately Php330 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at September 30, 2012 and December 31, 2011. Financial instruments that are not subject to interest rate risk were not included in the table.

As at September 30, 2012 (Unaudited)

													Discount/
													Debt Issuance Cost	Carrying Value
	In U.S. Dollars												In Php	In Php	Fair Value
															In U.S.
		Below 1 year	1-2 years		2-3 years		3-5 years		Over 5 years		Total	In Php			Dollar	In Php
													(in millions)
Assets:
Investment in Debt Securities
Philippine Peso		9		4		–		–		–	13	526	–	526	13	530
Interest rate		6.9200%		7.0000%		–		–		–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar		27		–		–		–		–	27	1,139	–	1,139	27	1,139
Interest rate		0.0100% to 2.5000%		–		–		–		–	–	–	–	–	–	–
Philippine Peso		85		–		–		–		–	85	3,548	–	3,548	85	3,548
Interest rate		0.1000% to 3.0000%		–		–		–		–	–	–	–	–	–	–
Other Currencies		3		–		–		–		–	3	141	–	141	3	141
Interest rate		0.0100% to 2.0000%		–		–		–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar		88		–		–		–		–	88	3,680	–	3,680	88	3,680
Interest rate		0.2500% to 1.8830%		–		–		–		–	–	–	–	–	–	–
Philippine Peso		705		–		–		–		–	705	29,437	–	29,437	705	29,437
Interest rate		1.0000% to 5.0000%		–		–		–		–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar		13		–		–		–		–	13	553	–	553	13	553
Interest rate		7.6820%		–		–		–		–	–	–	–	–	–	–
Philippine Peso		1		–		–		–		–	1	17	–	17	1	17
Interest rate		3.0000%		–		–		–		–	–	–	–	–	–	–
		931		4		–		–		–	935	39,041	–	39,041	935	39,045

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes		–		–		–		234		–	234	9,778	84	9,694	281	11,717
Interest rate		–		–		–		8.3500%		–	–	–	–	–	–	–
U.S. Dollar Fixed Loans		–		343		29		34		13	419	17,493	1,311	16,182	421	17,586
Interest rate		–	1.9000% to 3.9550%		1.9000% to 3.9550%		1.9000% to 3.9550%		1.9000% to 3.9550%		–	–	–	–	–	–
Philippine Peso		190		39		239		534		510	1,512	63,117	47	63,070	1,607	67,105
Interest rate		7.4269% to 9.1038%	5.2604% to 8.1619%		5. 2604% to 8.1619%		5. 2604% to 8.1619%		5. 2604% to 8.7760%		–	–	–	–	–	–
Variable Rate
U.S. Dollar		31		310		129		187		34	691	28,834	34	28,800	691	28,834
Interest rate	US$	LIBOR + 0.4000% to 0.7500%	US$	LIBOR + 0.3000% to 2.0000%	US$	LIBOR + 0.3000% to 2.0000%	US$	LIBOR + 0.3000% to 2.0000%	US$	LIBOR + 1.8000%	–	–	–	–	–	–
Philippine Peso		–		121		4		71		–	196	8,172	1	8,171	196	8,172
Interest rate		–	PHP PDST-F + 0.3000%		PHP PDST-F + 0.3000%		BSP overnight rate + 30 bps to 50 bps		–		–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar		6		–		–		–		–	6	251	–	251	6	251
Interest rate		Bank’s prime rate	–		–		–		–		–	–	–	–	–	–
Philippine Peso		15		–		–		–		–	15	607	–	607	15	607
Interest rate		4.5000%		–		–		–		–	–	–	–	–	–	–
		242		813		401		1,060		557	3,073	128,252	1,477	126,775	3,217	134,272

As at December 31, 2011 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	8	4	–	–	–	12	508	–	508	12	516
Interest rate	6.8750%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	14	–	–	–	–	14	626	–	626	14	626
Interest rate	0.0100% to 0.7663%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	66	–	–	–	–	66	2,886	–	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	5	–	–	–	–	5	218	–	218	5	218
Interest rate	0.0100% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133	–	–	–	–	133	5,824	–	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	810	–	–	–	–	810	35,596	–	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	12	–	–	–	–	12	540	–	540	12	540
Interest rate	3.1020%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	3.5000%	–	–	–	–	–	–	–	–	–	–
	1,048	4	–	–	–	1,052	46,216	–	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	–	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	–	–	–	8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	–	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$LIBOR + 0.7500%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
		to 1.8500%	to 1.8500%	to 1.8000%	to 1.8000%
Philippine Peso	1	147	20	61	–	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 30 bps to 50 bps
Short-term Debt
Notes Payable
U.S. Dollar	35	–	–	–	–	35	1,537	–	1,537	35	1,537
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	36	–	–	–	–	36	1,572	–	1,572	36	1,572
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–
	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2012. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 60 basis points higher/lower, respectively, as compared to levels as at September 30, 2012. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at September 30, 2012, with all other variables held constant, profit after tax for the nine months ended September 30, 2012 and our consolidated stockholders’ equity as at September 30, 2012 would have been approximately Php12 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 60 basis points higher/lower as compared to market levels as at September 30, 2012, with all other variables held constant, profit after tax for the nine months ended September 30, 2012 and our consolidated stockholders’ equity as at September 30, 2012 would have been approximately Php180 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at September 30, 2012 and December 31, 2011:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2012	2011	2012 2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	8,925	1,165	8,913	1,152
Cash and cash equivalents	38,634	46,057	37,983	45,483
Short-term investments	23	24	23	24
Foreign administrations	6,346	4,762	6,137	4,693
Retail subscribers	4,117	4,038	4,072	3,975
Corporate subscribers	3,520	2,708	3,336	2,495
Domestic carriers	1,286	1,212	1,286	1,212
Dealers, agents and others	2,120	3,525	2,031	3,497
HTM investments:
Investment in debt securities	526	508	526	508
Available-for-sale financial assets	5,645	7,181	5,645	7,181
Financial instruments at FVPL:
Short-term investments	547	534	547	534
Forward foreign exchange contracts	1	–	1	–
Long-term currency swap	–	356	–	356
Derivatives used for hedging:
Forward foreign exchange contracts	79	10	79	10
Total	71,769	72,080	70,579	71,120

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at September 30, 2012 and December 31, 2011:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
September 30, 2012 (Unaudited)
Loans and receivables:
Advances and other noncurrent assets	8,925	8,888	37	–	–
Cash and cash equivalents	38,634	35,665	2,969	–	–
Short-term investments	23	23	–	–	–
Retail subscribers	12,303	1,310	1,111	1,696	8,186
Corporate subscribers	10,187	1,680	331	1,509	6,667
Foreign administrations	6,541	1,704	688	3,954	195
Domestic carriers	1,439	243	29	1,014	153
Dealers, agents and others	2,829	665	1,126	329	709
HTM investments:
Investment in debt securities	526	526	–	–	–
Available-for-sale financial assets	5,645	158	5,487	–	–
Financial instruments at FVPL(3):
Short-term investments	547	547	–	–	–
Forward foreign exchange contracts	1	1	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	79	79	–	–	–
Total	87,679	51,489	11,778	8,502	15,910

December 31, 2011 (Audited)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	–	–
Cash and cash equivalents	46,057	44,885	1,172	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities	508	508	–	–	–
Available-for-sale financial assets	7,181	150	7,031	–	–
Financial instruments at FVPL(3):
Short-term investments	534	534	–	–	–
Long-term currency swap	356	356	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	–	–	–

Total	86,852	53,247	12,148	6,685	14,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at September 30, 2012 and December 31, 2011 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
September 30, 2012 (Unaudited)
Loans and receivables:
Advances and other noncurrent assets	8,925	8,925	–	–	–	–
Cash and cash equivalents	38,634	38,634	–	–	–	–
Short-term investments	23	23	–	–	–	–
Retail subscribers	12,303	2,421	918	135	643	8,186
Corporate subscribers	10,187	2,011	654	272	583	6,667
Foreign administrations	6,541	2,392	1,468	679	1,807	195
Domestic carriers	1,439	272	140	119	755	153
Dealers, agents and others	2,829	1,791	144	98	87	709
HTM investments:
Investment in debt securities	526	526	–	–	–	–
Available-for-sale financial assets	5,645	5,645	–	–	–	–
Financial instruments at FVPL:
Short-term investments	547	547	–	–	–	–
Forward foreign exchange contracts	1	1	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	79	79	–	–	–	–
Total	87,679	63,267	3,324	1,303	3,875	15,910

December 31, 2011 (Audited)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	–	–	–	–
Cash and cash equivalents	46,057	46,057	–	–	–	–
Short-term investments	24	24	–	–	–	–
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities	508	508	–	–	–	–
Available-for-sale financial assets	7,181	7,181	–	–	–	–
Financial instruments at FVPL:
Short-term investments	534	534	–	–	–	–
Long-term currency swap	356	356	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	–	–	–	–

Total	86,852	65,395	3,087	1,068	2,530	14,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at September 30, 2012 and December 31, 2011. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at September 30, 2012 and December 31, 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	125,917	114,166
Notes payable (Note 20)	858	3,109

Total consolidated debt	126,775	117,275
Cash and cash equivalents (Note 15)	(38,634)	(46,057)
Short-term investments	(570)	(558)

Net consolidated debt	87,571	70,660

Equity attributable to equity holders of PLDT	140,916	151,833

Net consolidated debt to equity ratio	62%	47%

28.	Cash Flow Information

The table below shows non-cash activities for the nine months ended September 30, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	4,401	–
Liability from redemption of preferred shares which consists of the following:
Preferred shares redeemed (Note 19)	4,029	–
Unclaimed dividends from stock agent form part of trust account	2,323	–
Unpaid dividends for preferred shares redeemed	1,821	–
Recognition of asset retirement obligations (Note 21)	48	18